EXHIBIT 2

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TIME WARNER CABLE INC.,

DERBY MERGER SUB INC.,

INSIGHT COMMUNICATIONS COMPANY, INC.

AND

CARLYLE CIM AGENT, L.L.C.

DATED AS OF August 15, 2011

i

EXHIBITS

Exhibit A	Sellers’ Agreement

Exhibit B	Form of Amended and Restated Certificate of Incorporation

Exhibit C	Form of Amended and Restated Bylaws

Exhibit 1.07	Company Working Capital – Current Assets and Current Liabilities

Exhibit 1.11	Form of Escrow Agreement

ANNEXES

ANNEX A	COMPANY DISCLOSURE LETTER

ANNEX B	BUYER DISCLOSURE LETTER

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 15, 2011, is entered into by and among TIME WARNER CABLE INC., a Delaware corporation (“Buyer”), DERBY MERGER SUB INC., a Delaware corporation and wholly-owned Subsidiary of Buyer (“Merger Sub”), INSIGHT COMMUNICATIONS COMPANY, INC., a Delaware corporation (the “Company”), and the Stockholders’ Representative, as defined and set forth in Section 8.16, solely in such capacity as the stockholders’ representative.

RECITALS

WHEREAS, Buyer desires to acquire the Company, and Buyer and the Company have agreed that Buyer will acquire the Company pursuant to a merger in which Merger Sub will merge with and into the Company (the “Merger”) so that the Company will continue as the surviving corporation of the Merger;

WHEREAS, the respective Boards of Directors of Buyer, Merger Sub and the Company have each unanimously approved and declared advisable this Agreement and authorized and approved the Merger and the transactions contemplated hereby;

WHEREAS, the respective Boards of Directors of Buyer, Merger Sub and the Company have determined that the Merger is fair to, advisable and in the best interests of their respective stockholders, and the Board of Directors of the Company has unanimously recommended the adoption of this Agreement by the stockholders of the Company entitled to vote thereon, subject to the terms and conditions set forth herein;

WHEREAS, in order to induce Buyer and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Company and certain of the Company Stockholders are executing and delivering an agreement in the form attached hereto as Exhibit A (the “Sellers’ Agreement”), pursuant to which, among other things, the stockholders of the Company entitled to vote thereon have agreed to vote to approve and adopt the Merger and this Agreement pursuant to Section 228 of the DGCL after the submission of this Agreement to the Company Stockholders in accordance with Section 251 of the DGCL; and

WHEREAS, the consummation of the Merger described herein is subject to the approval of certain state, local, and federal authorities and the satisfaction of certain other conditions described in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER; PAYMENT FOR OUTSTANDING SHARES

OF COMPANY STOCK

Section 1.01.    The Merger.  Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, (i) pursuant to the Merger, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the successor or surviving corporation in the Merger (with respect to all post-closing periods, the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware, and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Section 1.04.

Section 1.02.    Effective Time; Closing.

(a)            Subject to satisfaction or, to the extent permitted by applicable Law, waiver of the closing conditions described in ARTICLE V, the closing of the Merger (the “Closing”) shall take place at 10 a.m., New York City time, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, NY 10019, on the last Business Day of the calendar month in which all of the closing conditions set forth in ARTICLE V have been satisfied (other than those conditions which by their nature cannot be satisfied until the Closing, but subject to the fulfillment or waiver of those conditions) or waived in accordance with the terms of this Agreement and applicable Law, unless such conditions have not been so satisfied (other than those conditions which by their nature cannot be satisfied until the Closing but subject to the fulfillment or waiver of those conditions) by the fifth (5th) Business Day preceding the last Business Day of such calendar month, in which case the Closing shall take place on the last Business Day of the next calendar month; provided, that, if the Closing would otherwise occur on the last Business Day of any of Buyer’s fiscal quarters, the Closing shall instead occur on the first Business Day of the immediately succeeding quarter (or the Closing may take place at such other place and time as Buyer and the Company shall agree in writing). The date on and time at which the Closing takes place is referred to herein as the “Closing Date”.

(b)            At the Closing, Merger Sub and the Company shall execute, acknowledge and file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware as provided in the DGCL, and the Merger shall become effective upon such filing or at such later time as is agreed to by Buyer and the Company and is specified in the Certificate of Merger (the “Effective Time”).

(c)            At the Closing and immediately prior to the Effective Time, the Company shall deliver, or cause to be delivered, to Buyer and, in the case of clause (c)(iv), the Escrow Agent, the following:

      (i)            Secretary’s Certificate.  A duly executed certificate of the Secretary of the Company, dated as of the Closing Date, certifying on behalf of the Company, without personal liability, (A) that the resolutions, as attached to such certificate, of the Board of

Directors approving and declaring advisable this Agreement and authorizing and approving the Merger and the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company were duly adopted by the Board of Directors, and that such Board of Directors’ resolutions remain in full force and effect; (B) that the resolutions, as attached to such certificate, of the Principal Stockholders authorizing and approving the Merger and the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company (as contemplated by Section 1.15) were duly adopted by the Principal Stockholders in accordance with Section 251 of the DGCL, and that such Principal Stockholders’ resolutions remain in full force and effect; (C) that the Charter Documents of the Company attached to such certificate are true and complete copies of such documents as of the Closing; and (D) as to the incumbency of those persons executing this Agreement and the other Transaction Documents or documents contemplated hereby or thereby on behalf of the Company.

(ii)       Officer’s Certificate. A duly executed certificate of an officer of the Company, dated as of the Closing Date, certifying on behalf of the Company, without personal liability, that the closing conditions specified in Sections 5.01(a), 5.01(b), 5.01(h), 5.01(j) and 5.01(l) of this Agreement have been satisfied.

(iii)      Consents. Copies of Consents which have been obtained by the Company prior to the Closing.

(iv)      The Escrow Agreement. The Escrow Agreement duly executed by the Stockholders’ Representative and the Escrow Agent.

(v)       Pay-Off Letters. Copies of pay-off letters from the lenders (or if applicable, the agents) under the Credit Agreement, dated as of the Closing Date, in form and substance reasonably acceptable to Buyer, with regard to (A) the payment in full of the Credit Agreement Payoff Amount (exclusive of obligations with respect to Swap Contracts or similar arrangements if pay-off letters are not available, in which case, other evidence of the termination thereof reasonably acceptable to Buyer) and (B) the release and discharge, in full, of all Liens under the Credit Agreement (clauses (A) and (B) collectively, the “Pay Off Letter”).

(vi)      Good Standing. A certificate of good standing of each of the Company and each Company Subsidiary from the State of Delaware (or other applicable jurisdiction of organization) dated within three (3) days of the Closing Date.

(vii)     Resignations. The resignations, dated on or before the Closing Date and effective immediately prior to the Effective Time, of each (x) director (or, in the case of any Insight Company that is not a corporation, each person serving in a comparable role with respect to such Insight Company) of each of the Insight Companies (other than any such Person identified by Buyer in writing) and (y) officer of any Insight Company who is identified in writing by Buyer to the Company not later than thirty (30) days prior to Closing.

(viii)    Termination of Related Party Transactions. Evidence, reasonably satisfactory to Buyer, of the termination of the Related Party Transactions required by Section 4.13.

     (ix)       Deed Transfers and Legal Name Changes. Evidence of (A) execution, delivery and recordation of the deeds described in Section 4.11(b) or delivery of the title insurance policies referred to in Section 4.11(b) and (B) the filing or recordation of the affidavits or other instruments referred to in Section 4.11(b), in each case, to the extent obtained.

     (x)        FIRPTA Certificate. A certification from the Company on behalf of the Company Stockholders, dated as of the Closing Date and signed by an officer of the Company, that the Company is not, and has not been at any time during the five (5) years preceding the date of such certification, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code.

(d)          At the Closing and immediately prior to the Effective Time, Buyer and Merger Sub shall deliver, or cause to be delivered, to the Company or the Stockholders’ Representative and, in the case of (I) clause (d)(i), the Escrow Agent and (II) the Credit Agreement Payoff Amount contemplated by clause (d)(ii), the lenders under the Credit Agreement, or the counterparties under the Swap Contracts, for the benefit of the Insight Companies, the following:

     (i)         The Escrow Agreement. The Escrow Agreement duly executed by Buyer and the Escrow Agent.

     (ii)        Closing Payments. The Closing Merger Consideration and other payments in accordance with Section 1.09 of this Agreement and, as provided in Section 4.06(c), funds sufficient to satisfy and discharge the Credit Agreement Payoff Amount (collectively, the “Closing Payments”).

     (iii)        Secretary’s Certificate of Buyer. A duly executed certificate of the Secretary of Buyer, dated as of the Closing Date, certifying on behalf of Buyer, without personal liability, that (A) the resolutions, as attached to such certificate, of the Board of Directors of Buyer authorizing and approving the Merger and the execution, delivery and performance of this Agreement and the other Transaction Documents by Buyer were duly adopted by the Board of Directors of Buyer, and that such Board of Directors’ resolutions remain in full force and effect; and (B) as to the incumbency of those persons executing this Agreement and the other Transaction Documents or documents contemplated hereby or thereby on behalf of Buyer.

     (iv)       Secretary’s Certificate of Merger Sub. A duly executed certificate of the Secretary of Merger Sub, dated as of the Closing Date, certifying on behalf of Merger Sub, without personal liability, that (A) the resolutions, as attached to such certificate, of the Board of Directors approving and declaring advisable this Agreement and authorizing and approving the Merger and the execution, delivery and performance of this Agreement and the other Transaction Documents by Merger Sub were duly adopted by the Board of Directors of Merger Sub, and that such Board of Directors’ resolutions remain in full force and effect; (B) the resolutions, as attached to such certificate, of the sole stockholder of Merger Sub (immediately prior to the Effective Time) authorizing and approving the Merger and the execution, delivery and performance of this Agreement and the other Transaction Documents by Merger Sub were duly adopted by the sole stockholder of Merger Sub, and that such sole stockholder’s resolutions remain in full force and effect; (C) the Charter Documents of Merger Sub attached to such certificate are true and complete copies of such documents as of the Closing; and (D) as to the incumbency of those persons executing this Agreement and the other Transaction Documents or documents contemplated hereby or thereby on behalf of the Merger Sub.

     (v)        Officer’s Certificate. A duly executed certificate of an officer of each of Buyer and Merger Sub, dated as of the Closing Date, certifying on behalf of each of Buyer and Merger Sub, that the closing conditions specified in Sections 5.02(a) and 5.02(b) of this Agreement have been satisfied.

Section 1.03.    Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the DGCL (including Sections 259, 260 and 261 thereof).

Section 1.04.    Certificate of Incorporation and Bylaws. At the Effective Time, subject to amendment as and to the extent necessary to comply with Section 4.10 of this Agreement, (i) the certificate of incorporation of the Company shall be amended and restated as of the Effective Time to read as set forth in Exhibit B hereto and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and the DGCL, and (ii) the bylaws of the Company shall be amended and restated as of the Effective Time to read the same as set forth in Exhibit C hereto and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms and the DGCL.

Section 1.05.    Directors.    The members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation and shall serve as directors until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by Law.

Section 1.06.    Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, become the officers of the Surviving Corporation and serve as officers until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by Law.

Section 1.07.    Conversion of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto or any Company Stockholder:

(a)            Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)            Each share of Company Stock held by any Insight Company as treasury stock or otherwise immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in respect thereof.

(c)            Each share of Company Stock issued and outstanding immediately prior to the Effective Time (including any such shares which vest or become deliverable as a result of the Merger, but excluding any such shares to be cancelled as provided in Section 1.07(b)) shall be converted into the right to receive the portion of each of the following amounts that it is entitled to receive pursuant to the terms of the Sellers’ Agreement (as to each Company Stockholder, its “Allocable Portion”): (i) the Closing Stockholder Payment (subject to adjustment pursuant to Section 1.11); (ii) any Post-Closing Adjustment Funds or Indemnification Escrow Funds released from escrow after the Closing for the benefit of the Company Stockholders in accordance with this Agreement and the Escrow Agreement; and (iii) any amounts from the Stockholders’ Representative Reserve Amount distributed after the Closing to the Company Stockholders. As of the Effective Time, by virtue of the Merger and without any further action on the part of the parties or any Company Stockholder, all shares of Company Stock shall no longer remain outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented shares of Company Stock shall cease to have any rights with respect thereto, except the right to be paid its Allocable Portion of the amounts described above, without interest.

(d)            For purposes of this Agreement, the following terms shall have the meanings set forth below:

     (i)        “Merger Consideration” means the cash amount equal to Enterprise Value (A) minus 100% of the total amount of Company Debt, (B) plus 100% of the amount (if any) by which Company Working Capital exceeds Target Company Working Capital, or minus 100% of the amount (if any) by which Company Working Capital is less than Target Company Working Capital, (C) minus 100% of the total amount (if any) of the Unpaid Transaction Expenses, (D) minus the Subscriber Adjustment Amount, (E) minus the Capital Expenditure Adjustment Amount, (F) minus 100% of the amount of Insurance Proceeds, (G) minus the Escheat Amount.

     (ii)        “Enterprise Value” means Three Billion Dollars ($3,000,000,000).

     (iii)        “Company Debt” means, with respect to the Insight Companies on a combined basis, without duplication, (1) all indebtedness for borrowed money and all obligations evidenced by bonds, debentures, notes or other similar instruments, including the Credit Agreement (and, for the avoidance of doubt and without duplication, the Credit Agreement Payoff Amount) and the Bonds, net of the amount of unrestricted (i.e., available in, and capable of being immediately withdrawn from, one of the Company’s accounts) cash and cash equivalents of the Insight Companies as of the Adjustment Time, excluding (x) for the avoidance of doubt, Insurance Proceeds and (y) any intercompany indebtedness between or among the Insight Companies (to the extent wholly-owned), (2) all Capitalized Lease Obligations, (3) all outstanding reimbursement obligations of the Insight Companies in respect of any amounts actually drawn under any letter of credit, performance bond, banker’s acceptance or similar credit transaction, (4) amounts owing as deferred purchase price, including all seller notes and “earn-out” payments, and purchase price adjustment payments and non-competition payments in connection with business combination and acquisition or divestiture transactions (excluding, for the avoidance of doubt, any payment of the Merger Consideration following the Closing), (5) all obligations of such Person upon which interest charges are customarily paid (excluding trade accounts payable and accrued obligations in the Ordinary Course), (6) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any equity securities of such Person or any trust or Subsidiary of such Person, (7) guarantees (including so called take-or-pay or keep-well agreements) with respect to any Liability of another Person described in clauses (1) through (6) above, and (8) for clauses (1) through (7) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” cost or similar payments associated with the repayment of or default under such Company Debt (which shall be deemed to occur at the Closing). For purposes of calculating the Merger Consideration, the amount of “Company Debt” shall be calculated as of the Adjustment Time, based on the outstanding balance of all such obligations described in the preceding sentence(and which are not discharged by or on behalf of the Insight Companies prior to the Closing). Notwithstanding the foregoing, (i) “Company Debt” shall not include, and the Merger Consideration shall not be reduced by, (A) any consent fees, change of control premiums, termination fees, prepayment penalties, “breakage” cost or similar payments or related costs associated with the Bonds (which, for the avoidance of doubt, shall exclude any amounts payable in respect of or as a result of any breach or default under the Bonds prior to the Effective Time) or (B) any amounts in respect of performance bonds, letters of credit or other similar forms of obligations issued by any of the Insight Companies in respect of any Franchise or pole attachment agreement in the Ordinary Course, except to the extent of any amounts actually drawn and outstanding thereunder and (ii) for ARTICLE I (other than this definition) and ARTICLE VII only, “Company Debt” shall be deemed to exclude Swap Breakage Costs.

     (iv)      “Company Working Capital” means, with respect to the Insight Companies on a consolidated basis, Current Assets of the Insight Companies as of the Adjustment Time minus Current Liabilities of the Insight Companies as of the Adjustment Time, which number may be positive or negative.

     (v)       “Target Company Working Capital” means Negative Seventy One Million Two Hundred Twenty-Five Thousand Dollars ($-71,225,000).

     (vi)      “Current Assets” has the meaning set forth in Exhibit 1.07 hereto.

     (vii)     “Current Liabilities” has the meaning set forth in Exhibit 1.07 hereto.

     (viii)    “Unpaid Transaction Expenses” means all fees, costs, expenses or other amounts incurred on or prior to the Closing Date in connection with the attempted sale of, or other strategic transaction involving, the Company and its Subsidiaries or their Business or Assets, and/or the negotiation, documentation, implementation and/or consummation of any agreements, arrangements or understandings (whether written or oral) in connection with the foregoing, including the Merger and other transactions contemplated by this Agreement, which (a) are payable by any of the Insight Companies (whether incurred by any Insight Company, any Company Stockholder, the Stockholders’ Representative or otherwise) (including amounts payable pursuant to this Agreement by any of the foregoing) and (b) have not been paid on or prior to the Closing Date, including any (1) fees payable at Closing by any of the Insight Companies to any Affiliates of the Insight Companies (including pursuant to the Consulting Agreements and all costs and expenses incurred in connection with the termination of any Related Party Transactions required by Section 4.13), (2) financial advisor, legal or accounting or other professional fees and disbursements (including any fees payable to the Paying Agent), (3) the Company Retention Amount, (4) any additional severance benefits resulting from the amendment to the employment agreement set forth in Section 2.07 of the Company Disclosure Letter, (5) Transfer Taxes allocable to the Company Stockholders under Section 4.09(f), (6) 50% of all Consent Fees, (7) the Company Franchise Amount and any Retained Franchise Liability, (8) fees relating to the filings required by the HSR Act allocable to the Company under Section 4.05(a) and (9) any D&O Tail Costs; provided, however, notwithstanding the foregoing, nothing which constitutes Company Debt and no cost, expense or other amount to be borne by Buyer pursuant to the terms of this Agreement or any other Transaction Document shall be deemed to be an Unpaid Transaction Expense.

     (ix)    “Capitalized Lease Obligations” means, as of any date of determination, all obligations of any Insight Company to any Person that is not a wholly-owned Insight Company that are required to be classified and accounted for as a capitalized lease on the face of a consolidated balance sheet of the Insight Companies as of such date prepared in accordance with GAAP; provided, however, that the amount of Company Debt represented by any such obligation as of such date shall be the capitalized amount of such obligation that would appear on the face of such consolidated balance sheet.

(e)            Buyer and the Company agree that for purposes of preparing the Preliminary Closing Statement and the Final Closing Statement, Current Assets and Current Liabilities shall be determined in accordance with GAAP and subject only to any exceptions expressly set forth on Exhibit 1.07.

Section 1.08.    Preliminary Calculation of Merger Consideration.

(a)                No later than five (5) Business Days prior to the anticipated date for the Closing, the Company shall prepare and deliver to Buyer a written report accompanied by reasonable supporting documentation (the “Preliminary Closing Statement”), setting forth the Company’s good faith estimates and calculations of (i) Merger Consideration, (ii) Company Debt, (iii) Company Working Capital and the amount by which Company Working Capital exceeds or is less than Target Company Working Capital, (iv) Unpaid Transaction Expenses, (v) the Subscriber Adjustment Amount,(vi) the Capital Expenditure Adjustment Amount, (vii) Insurance Proceeds and (viii) the Appraisal Retention Amount, each determined in accordance with Section 1.07. The Preliminary Closing Statement shall be prepared by the Company in good faith and shall be certified by the Chief Financial Officer of the Company to be the Company’s good faith estimate of all such items as of the Adjustment Time. The Company shall provide Buyer such information, and access to those employees of the Company, as Buyer reasonably requests in connection with Buyer’s review and examination of the Preliminary Closing Statement.

(b)            Buyer may, no later than two (2) Business Days prior to the Closing Date, provide the Company with any objections to the Preliminary Closing Statement in writing (the “Preliminary Dispute Notice”), setting forth in reasonable detail Buyer’s good faith estimate of any amount set forth in the Preliminary Closing Statement with which Buyer disagrees. After considering Buyer’s objections, the Company shall make such revisions to the Preliminary Closing Statement as are mutually acceptable to Buyer and the Company, and shall deliver a copy of such revised Preliminary Closing Statement to Buyer prior to the Closing. The estimate so agreed upon by Buyer and the Company in the revised Preliminary Closing Statement, or, if Buyer fails to deliver a Preliminary Dispute Notice, the estimate set forth in the Preliminary Closing Statement initially delivered by the Company to Buyer or, if Buyer delivers a Preliminary Dispute Notice and Buyer and the Company fail to agree upon the resolution of such objections, the estimate set forth in the Preliminary Closing Statement initially delivered by the Company to Buyer, as modified by the resolution of any objections agreed to by Buyer and the Company, shall be the basis for determining the Merger Consideration and the payments to be made by Buyer on the Closing Date. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 1.08(b) (including any adjustment made to the Preliminary Closing Statement, the failure to make any such adjustment as a result of the procedures set forth in this Section 1.08(b) or the failure of Buyer to deliver a Preliminary Dispute Notice) shall limit, modify, abrogate or otherwise constitute a waiver of any of Buyer’s rights to determine the Merger Consideration, Company Debt, Company Working Capital, Unpaid Transaction Expenses, the Subscriber Adjustment Amount, the Capital Expenditure Adjustment Amount, Insurance Proceeds, or the Appraisal Retention Amount pursuant to Section 1.10, and to adjust the amount of the Closing Merger Consideration pursuant to Sections 1.10 and 1.11.

Section 1.09.    Closing Payments.  At the Closing, Buyer shall pay by wire transfer of immediately available cash funds: (a) the Credit Agreement Payoff Amount in accordance with the instructions set forth in the Pay Off Letters; (b) amounts designated by the Company to fund Unpaid Transaction Expenses to be paid at the Closing to parties designated by the Company by written notice to Buyer at least three (3) Business Days before the Closing Date; and (c) an aggregate amount equal to the Merger Consideration calculated based on the estimates provided pursuant to, and in accordance with, Sections 1.07 and 1.08 (the “Closing Merger Consideration”) to the following Persons in the following amounts: (i) to the Escrow Agent, an amount equal to the sum of the Post-Closing Adjustment Deposit and the Indemnification Escrow Deposit, such amounts to be delivered, held and disbursed in accordance with the terms of Sections 1.11 and 7.03, respectively, and the Escrow Agreement; (ii) to an account designated by the Stockholders’ Representative by written notice to Buyer at least three (3) Business Days before the Closing Date, the Stockholders’ Representative Reserve Amount, to be held by the Stockholders’ Representative in accordance with the terms of the Sellers’ Agreement; and (iii) to The Bank of New York Mellon Trust Company, N.A., or if The Bank of New York Mellon Trust Company, N.A. declines to act as paying agent, a third party bank to be mutually agreed (The Bank of New York Mellon Trust Company, N.A. or such substitute paying agent, the “Paying Agent”), an amount equal to the remaining portion of the Closing Merger Consideration, to the account or accounts set forth in the Paying Agent Agreement, after deducting the (x) amounts in clauses (i) and (ii) and (y) Appraisal Retention Amount (which Appraisal Retention Amount, for the avoidance of doubt, shall be retained by Buyer), which remaining portion shall be distributed by the Paying Agent to the Company Stockholders in accordance with the Paying Agent Agreement (such amount in this clause (iii), the “Closing Stockholder Payment”); provided, in each case, that such Company Stockholder shall have delivered its stock certificates (or lost certificate affidavit, if applicable), a letter of transmittal and signature page or joinder agreement to the Sellers’ Agreement in accordance with the terms of the Sellers’ Agreement; and provided, that if such Company Stockholder does not deliver all of the foregoing to the Paying Agent within two (2) years following the Effective Date, then such Company Stockholder shall be required to seek payment of his Allocable Portion of the Merger Consideration from the Surviving Corporation. Buyer shall make all of the Closing Payments contemplated hereunder in accordance with the terms of this Agreement, and Buyer shall have no responsibility or Liability to any Company Stockholder, the Stockholders’ Representative or any other Person with respect to (x) the allocation of the Closing Stockholder Payment or any other portion of the Merger Consideration among the Company Stockholders, (y) the delivery to any Company Stockholder by the Paying Agent and/or the Stockholders’ Representative of its portion of the Closing Stockholder Payment or any other portion of the Merger Consideration or (z) any other act or omission of the Paying Agent or the Stockholders’ Representative. If any Company Stockholder fails to deliver its signature page or joinder agreement to the Sellers’ Agreement to the Stockholders’ Representative or Paying Agent by the Closing, the Company shall deliver such signature page or joinder agreement by power of attorney pursuant to Section 4(f) of the Securityholders Agreement; provided, however, that such Company Stockholder must still deliver a signature page to the Sellers’ Agreement or a joinder agreement that is signed by the Company Stockholder as provided for above in order to be entitled to payment of his Allocable Portion of the Merger Consideration.

Section 1.10.    Final Calculation of Merger Consideration.  Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to the Stockholders’ Representative a written report (the “Final Closing Statement”) setting forth Buyer’s good faith determination and calculation of the (i) Merger Consideration, (ii) Company Debt, (iii) Company Working Capital and the amount by which Company Working Capital exceeds or is less than Target Company Working Capital, (iv) Unpaid Transaction Expenses, (v) the Subscriber Adjustment Amount, (vi) the Capital Expenditure Adjustment Amount, (vii) Insurance Proceeds and (viii) the Appraisal Retention Amount, each determined in accordance with Section 1.07. Buyer shall provide the Stockholders’ Representative such information, and access to those employees of Buyer and the Surviving Corporation during normal business hours, as the Stockholders’ Representative reasonably requests in connection with the Stockholders’ Representative’s review and examination of the Final Closing Statement.

(a)            Within thirty (30) days after the date that the Final Closing Statement is delivered by Buyer to the Stockholders’ Representative, the Stockholders’ Representative shall complete its examination thereof and shall provide a written report setting forth in reasonable detail any proposed adjustments to any amounts set forth in the Final Closing Statement. After submission of the Final Closing Statement, Buyer shall have no right to raise further adjustments in its favor and after submission of the Stockholders’ Representative’s report of any proposed adjustments, the Stockholders’ Representative shall have no right to raise further adjustments in its favor, in each case except to the extent any such item or amount, as applicable, is impacted by any subsequent adjustment made pursuant to this Section 1.10. If the Stockholders’ Representative notifies Buyer of its acceptance of the amounts set forth in the Final Closing Statement, or if the Stockholders’ Representative fails to deliver its report of any proposed adjustments within such thirty (30) day period, the amounts set forth in the Final Closing Statement shall be conclusive, final and binding on the parties as of the last day of such period or, if earlier, the date on which the Stockholders’ Representative notifies Buyer of its acceptance.

(b)            Buyer and the Stockholders’ Representative shall use good faith efforts to resolve any dispute involving any amounts set forth in the Final Closing Statement within fifteen (15) days after Buyer receives the Stockholders’ Representative’s report pursuant to Section 1.10(a). If any such dispute is not resolved by such date, then, no later than ten (10) days following the expiration of such fifteen (15) day period, Buyer and the Stockholders’ Representative shall retain KPMG LLP (the “Referee”), who shall make the final determination in accordance with the terms of this Agreement of all amounts under dispute and the final calculation of the Merger Consideration. Buyer and the Stockholders’ Representative shall instruct the Referee to make its determination in accordance with Section 1.07. In making its determination, the Referee shall consider only those items or amounts as to which Buyer and the Stockholders’ Representative continue to disagree (or other items or amounts to the extent impacted by the outcome of such disagreement) and, with respect to each such item or amount, shall select an amount within the range of the dispute between Buyer and the Stockholders’ Representative. Buyer and the Stockholders’ Representative shall instruct the Referee to resolve the dispute as promptly as practicable, and in any event within thirty (30) days after being retained, and the Referee’s resolution of the dispute shall be conclusive, final and binding on the parties absent manifest error, and a Judgment may be entered thereon in any court of competent jurisdiction. Each of Buyer and the Stockholders’ Representative shall be required to execute and deliver joint written instructions to the Escrow Agent reflecting the Referee’s resolution of such disputes and final calculation of the Merger Consideration. The fees and expenses of the Referee for the services rendered pursuant to this Section 1.10 shall be borne by Buyer and by the Stockholders’ Representative in inverse proportion as they may prevail on matters resolved by the Referee, which proportional allocations shall also be determined by the Referee at the time the determination of the Referee is rendered on the matters submitted.

Section 1.11.    Adjusting Payment of Merger Consideration.  After the amount of the Merger Consideration is finally determined pursuant to Section 1.10, an adjusting payment shall be made as follows:

(a)            If the amount of the Merger Consideration as finally determined exceeds the amount of the Closing Merger Consideration paid at the Closing, then within three (3) Business Days after the date on which the amount of Merger Consideration is finally determined pursuant to Section 1.10, Buyer shall pay to the Paying Agent, by wire transfer of immediately available funds, an amount in cash equal to 100% of such excess, plus interest thereon from the Closing Date through the date of payment thereof, to the account or accounts set forth in the Paying Agent Agreement (or as otherwise designated by the Stockholders’ Representative by written notice to Buyer not later than two (2) Business Days prior to the date of payment thereof).

(b)    If the amount of the Merger Consideration as finally determined pursuant to Section 1.10 is less than the amount of the Closing Merger Consideration paid at the Closing, then within three (3) Business Days after the date on which the amount of the Merger Consideration is finally determined pursuant to Section 1.10, the Stockholders’ Representative and Buyer shall give joint written instructions to the Escrow Agent to pay to Buyer an amount in cash equal to 100% of such deficiency, plus interest thereon from the Closing Date through the date of payment thereof, from the Post-Closing Adjustment Funds as provided below. At Closing, Buyer and the Stockholders’ Representative shall execute and deliver an escrow agreement in substantially the form attached hereto as Exhibit 1.11 (the “Escrow Agreement”) with The Bank of New York Mellon Trust Company, N.A., or if The Bank of New York Mellon Trust Company, N.A. declines to act as escrow agent, a third party bank to be mutually agreed (The Bank of New York Mellon Trust Company, N.A. or such substitute escrow agent, the “Escrow Agent”), in accordance with which, on the Closing Date, Buyer shall deposit Fifty Million Dollars ($50,000,000) (the “Post-Closing Adjustment Deposit”) of the Closing Merger Consideration with the Escrow Agent (all amounts held from time to time by the Escrow Agent pursuant to the Escrow Agreement in respect of such deposit, including any interest or other earnings in respect of such deposit, the “Post-Closing Adjustment Funds”) solely to provide a fund for the payment of any amounts payable to Buyer pursuant to this Section 1.11(b). None of the Post-Closing Adjustment Funds will be available for any other purpose other than as described above, and shall not be available to satisfy any obligation of the Company Stockholders under ARTICLE VII of this Agreement. The Post-Closing Adjustment Funds shall be held and disbursed in accordance with the terms of the Escrow Agreement, which shall include the following provisions: (i) in the event that Buyer is required to make a payment to the Paying Agent pursuant to Section 1.11(a), Buyer and the Stockholders’ Representative shall give joint written instructions to the Escrow Agent to, and the Escrow Agent shall, release and pay by wire transfer of immediately available cash funds all of the Post-Closing Adjustment Funds to the Paying Agent on behalf of the Company Stockholders; and (ii) in the event that Buyer is entitled to receive a payment pursuant to this Section 1.11(b), Buyer and the Stockholders’ Representative shall give joint written instructions to the Escrow Agent to, and the Escrow Agent shall, release and pay by wire transfer of immediately available cash funds to Buyer from the Post-Closing Adjustment Funds the amount of such payment and release to the Paying Agent the balance, if any, of the Post-Closing Adjustment Funds not used to make such payment to Buyer. If the amount payable by the Company Stockholders pursuant to this Section 1.11 exceeds the amount of the Post-Closing Adjustment Funds, the Stockholders’ Representative and Buyer shall give joint written instructions to the Escrow Agent to pay to Buyer the deficiency from, and up to the amount of, the Indemnification Escrow Funds.

(c)    The amount of any payment to be made pursuant to this Section 1.11 shall bear interest at a rate per annum equal to the rate of interest per annum publicly announced by the Escrow Agent (or its Affiliate, the Bank of New York Mellon Corporation) as its prime rate in effect at such time of payment at its principal office in New York City (the “Prime Rate”).

(d)    Any amounts which become payable pursuant to this Section 1.11 will constitute an adjustment to the Merger Consideration for all purposes.

Section 1.12.    Stock Transfer Books; No Further Rights.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Company Stock thereafter on the records of the Company.

Section 1.13.    Further Assurances.  After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 1.14.    Withholding Rights.  Notwithstanding anything to the contrary herein, Buyer or the Surviving Corporation and the Stockholders’ Representative will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as Buyer, the Surviving Corporation or the Stockholders’ Representative is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and pay such withholding amount over to the appropriate Taxing Authority. To the extent that amounts are so deducted and withheld, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Stockholders’ Representative shall withhold (or cause the Paying Agent to withhold) all amounts for Taxes that are required by Law to be withheld in connection with each distribution of any portion of the Merger Consideration to each Company Stockholder. Promptly following any such withholding, the Stockholders’ Representative shall pay over (or cause the Paying Agent to pay over) any such portion to the appropriate Taxing Authority or, if the parties mutually elect, to Buyer or the Surviving Corporation for payment to the appropriate Taxing Authority.

Section 1.15.    Company Stockholder Approval.  Immediately after the execution of this Agreement, the Company shall submit this Agreement to the Principal Stockholders, as the holders of the Voting Preferred Stock, for approval and adoption in accordance with Sections 228 and 251 of the DGCL. Promptly upon receipt from the Principal Stockholders, but in no event later than twenty-four hours following the execution of this Agreement, the Company shall deliver a copy of the stockholder written consent approving the Merger and the transactions contemplated hereby and by the other Transaction Documents to Buyer, which consent shall be signed and dated by each Principal Stockholder in accordance with Sections 228 and 251 of the DGCL, upon receipt from the Principal Stockholders.

Section 1.16.    Undistributed Merger Consideration.  The Stockholders’ Representative shall cause any portion of the Merger Consideration (other than the Indemnification Escrow Funds or the Stockholders’ Representative Reserve Amount (as defined in the Sellers’ Agreement), except to the extent such amounts (or any portion thereof) have been distributed to the Company Stockholders generally but are similarly undistributed to one or more particular Company Stockholders) that remains undistributed to the Company Stockholders two (2) years after the Effective Time (the “Undistributed Merger Consideration”) to be delivered by the Paying Agent or the Stockholders’ Representative, as applicable, to the Surviving

Corporation. None of the Stockholders’ Representative, Buyer, Merger Sub, the Company or the Surviving Corporation, nor any of their respective officers, directors, employees, agents or counsel, will be liable to any Person in respect of any Undistributed Merger Consideration being delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement.

Section 1.17.    Return of Appraisal Retention Amount.  The Surviving Corporation shall pay, or cause to be paid, to the Paying Agent the portion, if any, of the Appraisal Retention Amount allocable to any shares of Company Stock that were previously Appraisal Shares upon the delivery by the applicable record holder or the Stockholders’ Representative to the Surviving Corporation or Buyer of(a) an executed Sellers’ Agreement or (b) evidence reasonably acceptable to Buyer of the (i) failure of such record holder to perfect appraisal rights within the statutory period, (ii) valid withdrawal of demand for appraisal or (iii) other waiver of appraisal rights.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed to Buyer in the letter attached hereto as Annex A (the “Company Disclosure Letter”), delivered to Buyer by the Company prior to or at the time of the execution of this Agreement, and subject to the qualifications and limitations set forth in Section 8.13 of this Agreement, the Company hereby represents and warrants to Buyer and Merger Sub as follows:

Section 2.01.    Corporate Organization.  The Company and each Company Subsidiary is a corporation, partnership or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified and in good standing to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Company Material Adverse Effect. Section 2.01 of the Company Disclosure Letter sets forth the name of each Subsidiary of the Company (individually, a “Company Subsidiary” and collectively, the “Company Subsidiaries”), the jurisdiction of its organization and each jurisdiction in which the Company and the Company Subsidiaries are qualified or licensed to do business. The Company has made available to Buyer true and complete copies of the Charter Documents of the Company and each Company Subsidiary, as in effect on the date of this Agreement.

Section 2.02.    Capitalization.

(a)            The authorized capital stock of the Company consists of 101,100,000 shares, of which 76,000,000 shares are preferred stock having a par value of $0.01 per share and 25,100,000 shares are common stock having a par value of $0.01 per share. The authorized capital stock consists of the following series: (i) 1,000,000 shares of Series A Voting

Preferred Stock, par value $0.01 per share (the “Series A Voting Preferred Stock”); (ii) 5,000,000 shares of Series B Voting Preferred Stock, par value $0.01 per share (the “Series B Voting Preferred Stock”, and collectively with the Series A Voting Preferred Stock, the “Voting Preferred Stock”); (iii) 15,000,000 shares of Series C Non-Voting Preferred Stock, par value $0.01 per share (the “Series C Non-Voting Preferred Stock”); (iv) 55,000,000 shares of Series D Non-Voting Preferred Stock, par value $0.01 per share (the “Series D Non-Voting Preferred Stock”, and collectively with the Series A Voting Preferred Stock, Series B Voting Preferred Stock and Series C Non-Voting Preferred Stock, the “Preferred Stock”); (v) 15,000,000 shares of Series E Non-Voting Common Stock, par value $0.01 per share (the “Series E Non-Voting Common Stock”); (vi) 100,000 shares of Series F Non-Voting Common Stock, par value $0.01 per share (the “Series F Non-Voting Common Stock” and collectively with the Series E Non-Voting Common Stock, the “Common Stock”); and (vii) 10,000,000 shares of Series G Voting Common Stock, par value $0.01 per share (the “Series G Common Stock”; and collectively with the Preferred Stock and the Common Stock, the “Company Stock”). The issued and outstanding shares of Company Stock set forth in the following sentence constitute all of the issued and outstanding equity interests in the Company, subject to any issuance or cancellation of such shares in accordance with Section 4.01(a) between the date hereof and the Closing. As of the date of this Agreement, (i) 848,945 shares of Series A Voting Preferred Stock are issued and outstanding, (ii) 465,000 shares of Series B Voting Preferred Stock are issued and outstanding, (iii) 6,789,021 shares of Series C Non-Voting Preferred Stock are issued and outstanding, (iv) 48,451,206 shares of Series D Non-Voting Preferred Stock are issued and outstanding, (v) 11,757,792.21 shares of Series E Non-Voting Common Stock are issued and outstanding, (vi) 92,026 shares of Series F Non-Voting Common Stock are issued and outstanding, and (vii) no shares of Series G Common Stock are issued and outstanding. All outstanding shares of Preferred Stock and Common Stock are, and any and all shares of Company Stock to be issued after the date of this Agreement (to the extent permitted pursuant to this Agreement) and prior to the Effective Time (whether in connection with the Merger or otherwise) will be, duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of or otherwise in a manner that would trigger any preemptive or similar rights. Section 2.02(a) of the Company Disclosure Letter sets forth the name of each Company Stockholder as of the date of this Agreement. As of the date hereof, each Company Stockholder holds, directly, beneficially and of record, the number and series of shares of Company Stock set forth opposite such Company Stockholder’s name in Section 2.02(a) of the Company Disclosure Letter.

(b)        There are no preemptive or similar rights on the part of any holder of any class of securities of the Company or any Company Subsidiary. Except as provided in the Third Amended and Restated Certificate of Incorporation of the Company, the Voting Preferred Stock is the only class of equity interests in the Company that entitles the Company Stockholders to vote on any matters. Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for or evidence the right to subscribe for or acquire securities having the right to vote) with the stockholders of the Company or any Company Subsidiary on any matter submitted to their respective stockholders or as a separate class of holders of capital stock. Except as issued or entered into between the date hereof and the Closing in accordance with Section 4.01, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, subscriptions, contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any shares of the capital stock, or other voting or equity interests, as applicable, of the Company or any Company Subsidiary, or any additional shares of capital stock, or other voting or equity interests, as applicable, or any security convertible or exercisable for or exchangeable into any capital stock, or other voting or equity interest, as applicable, of the Company or any Company Subsidiary; (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking referred to in clause (i); (iii) obligating the Company or any Company Subsidiary to register any shares of capital stock of the Company or any Company Subsidiary; or (iv) that give any Person the right to receive any economic benefit or right derived from the economic benefits and rights accruing to holders of capital stock, or other equity interests, as applicable, of the Company or any Company Subsidiary (collectively, the “Equity-Based Instruments”). There are no declared but unpaid dividends in respect of the Company Stock. Effective upon the Closing, all Equity Based Instruments shall have been cancelled or otherwise extinguished with respect to the Company or any Company Subsidiary (including by conversion of the Company Stock pursuant to Section 1.07), and none of the Company, the Surviving Corporation, any Company Subsidiary or the Buyer shall have any Liability with respect thereto except pursuant to this Agreement.

(c)          The Company owns, directly or indirectly through a Company Subsidiary, all of the issued and outstanding shares of capital stock, or other voting or equity interests, as applicable, of each Company Subsidiary free and clear of any Liens. All of the shares of capital stock, or other voting or equity interests, as applicable, of each Company Subsidiary have been duly authorized, and are validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(d)          The Company Stock and shares of capital stock, or other voting or equity interests, as applicable, of the Company Subsidiaries are not subject to any voting trust agreement or other Contract to which the Company or any Company Subsidiary is a party, which governs the voting, dividend rights or transfer or sale of the Company Stock or shares of capital stock, or other voting or equity interests, as applicable, of a Company Subsidiary.

(e)          Other than shares of capital stock, or other voting or equity interests, as applicable, of the Company Subsidiaries, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any shares of capital stock, or other voting or equity interests or Equity-Based Instruments, as applicable, of any other Person.

Section 2.03.  Authority Relative to this Agreement.

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action, subject only to obtaining the Company Stockholder Approval. This Agreement has been (and each other Transaction Document to be executed by the Company at or prior to the Closing will be) duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes (and each other Transaction Document to which the Company is a party, when executed and delivered and assuming the due authorization, execution and delivery by the other parties hereto and thereto, will constitute) a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as such enforceability may be limited by bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (ii) as the remedy of specific performance and injunction and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the foregoing in clauses (i) and (ii), the “Enforceability Exceptions”).

(b)          The Board of Directors of the Company has unanimously (i) determined that the Merger, upon the terms and subject to the conditions set forth herein, is fair to, advisable and in the best interests of, holders of the outstanding shares of Company Stock, (ii) approved and adopted this Agreement and the transactions contemplated hereby, and declared their advisability, and (iii) recommended the adoption of this Agreement by the stockholders of the Company entitled to vote thereon, subject to the terms and conditions set forth herein.

(c)          Under applicable Law, the Company’s Charter Documents and this Agreement, with respect to the Merger, the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Voting Preferred Stock, voting together as a single class (the “Company Stockholder Approval”), and the separate consent of at least a majority in interest of the holders of the Series B Voting Preferred Stock, which consent has been obtained, are the only vote and approval of the stockholders of the Company required to approve the Merger and this Agreement and the transactions contemplated hereby. All of the issued and outstanding shares of Voting Preferred Stock are held by the Principal Stockholders.

(d)          The representations and warranties of the Company Stockholders set forth in Section 7 of the Sellers’ Agreement are true and correct as of the date hereof and will be true and correct as of the Closing Date.

Section 2.04.  No Conflict; Required Filings and Consents. Except for, and subject to the receipt of, the Company Stockholder Approval and the Consents set forth in Section 2.04 of the Company Disclosure Letter, the notification and expiration, or earlier termination of any applicable waiting period under the HSR Act, the filing of the Certificate of Merger as required by the DGCL, the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party (with or without the giving of notice, the lapse of time or any combination thereof): (i) will not violate or conflict with any provision of the Charter Documents of the Company or any Company Subsidiary; (ii) will not conflict with, result in a breach of, or constitute a default under any Law to which the Company or any Company Subsidiary or any of their respective Assets is subject;

(iii) do not require the Consent of any Governmental Authority; (iv) do not require the Consent of any Person that is not a Governmental Authority under any Franchise, Lease, Easement Agreement or Material Contract; (v) will not conflict with in any respect, constitute grounds for termination of, result in a breach of, constitute a default under, give rise to any third party’s right(s) of first refusal or similar right in respect of the rights or obligations of the Company or any Company Subsidiary under, accelerate or permit the acceleration of any performance required by the terms of, or result in the loss of any benefit to which the Company or any Company Subsidiary is entitled under, any Franchise, Lease, Revenue Lease, License, Easement Agreement or Contract; and (vi) will not result in the creation or imposition of any Lien against or upon any Assets, except in the case of clauses (ii), (iii), (iv) and (v) and other than with respect to any Franchise that is material to the Business, for any such conflicts, breaches, defaults, Consents or other occurrences which, individually or in the aggregate, are not and would not reasonably be expected to be material to the Business.

Section 2.05.  Financial Statements

(a)          Set forth in Section 2.05(a) of the Company Disclosure Letter are copies of (i) the audited consolidated balance sheets at December 31, 2010, December 31, 2009 and December 31, 2008 and audited consolidated statements of operations, audited consolidated statement of cash flows and audited consolidated statements of changes in stockholder’s equity of the Company for the fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010 (the “Audited Financial Statements”), and (ii) the unaudited condensed consolidated balance sheet, unaudited condensed consolidated statements of operations, and unaudited condensed consolidated statement of cash flows of the Company at and for the six (6) months ended June 30, 2011 (the “Unaudited 2011 Financial Statements”, together with the Audited Financial Statements, the “Business Financial Statements”). The Business Financial Statements have been prepared from and are in accordance with, the books and records of the Company and the Company Subsidiaries, have been prepared in accordance with United States generally accepted accounting principles, in each case, applied on a consistent basis (“GAAP”) during the periods presented and fairly present in all material respects the consolidated financial position of the Insight Companies as of the date thereof and the consolidated results of operations, cash flows and, with respect to the Audited Financial Statements only, changes in stockholders’ equity of the Insight Companies for the periods presented therein, subject, in the case of the Unaudited 2011 Financial Statements, to normal year-end adjustments and the absence of notes and similar presentation items therein that are not, individually or in the aggregate, material. The financial statements and other information to be provided to Buyer pursuant to Sections 4.01(b)(iii)(A) and (B) will (x) be prepared from and will be in accordance with the books and records of the Company and the Company Subsidiaries, and (y) in the case of the financial statements to be provided to Buyer pursuant to Section 4.01(b)(iii)(A), be prepared in accordance with GAAP and fairly present in all material respects the consolidated financial position of the Insight Companies as of the date thereof and the consolidated results of operations and cash flows of the Insight Companies for the periods presented therein, subject to normal year-end adjustments and the absence of notes and similar presentation items therein that are not, individually or in the aggregate, material.

(b)          There are no Liabilities of the Company and the Company Subsidiaries, other than: (i) Liabilities specifically reserved against, reflected or disclosed in the most recent balance sheet included in the Business Financial Statements; (ii) Liabilities incurred since December 31, 2010 in the Ordinary Course; (iii) liabilities that are Unpaid Transaction Expenses; (iv) Liabilities set forth in Section 2.05(b) of the Company Disclosure Letter and (v) Liabilities that, individually or in the aggregate, are not material to the financial condition or operating results of the Company and the Company subsidiaries, taken as a whole.

(c)          Section 2.05(c) of the Company Disclosure Letter sets forth all franchise, construction, fidelity, performance and other bonds, guarantees in lieu of bonds and letters of credit posted by the Company in effect as of the date hereof. No amounts have been drawn and are outstanding under any franchise, construction, fidelity, performance and other bonds, guarantees in lieu of bonds and letters of credit posted by the Company.

(d)          Section 2.05(d) of the Company Disclosure Letter sets forth the aggregate amount of the Company Debt (excluding Swap Breakage Costs) as of June 30, 2011.

Section 2.06.  Accounts Receivable. The Accounts Receivable reflected in the most recent balance sheet in the Business Financial Statements represent, and the Accounts Receivable to be reflected in the Preliminary Closing Statement will represent, valid obligations arising from sales actually made or services actually performed by the Company or any Company Subsidiary in the Ordinary Course. Except to the extent paid prior to the Closing Date, all such Accounts Receivable will be as of the Closing Date current and collectible pursuant to their terms, net of the respective reserves shown on the Business Financial Statements or the Preliminary Closing Statement, as applicable, which reserves have been and will be calculated in the Ordinary Course. There is no contest, claim, defense or right of set-off with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable that, individually or in the aggregate, is or would reasonably be expected to be, material to the Business.

Section 2.07.  Absence of Certain Changes or Events. Other than in connection with or arising out of this Agreement and the transactions and other agreements contemplated hereby, (A) since December 31, 2010 through the date of this Agreement, (i) the Company and the Company Subsidiaries have conducted the Business only in the Ordinary Course in all material respects, and (ii) there has not been any event, condition, change, development, circumstance, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (iii) the Company and the Company Subsidiaries have not taken any of the actions set forth in Section 4.01(a)(v), (vii), (viii), (ix), (xiv), (xv), (xvi), (xix), (xx), (xxii) and (xxiii) and (B) since March 31, 2011, the Company and the Company Subsidiaries have not taken any of the actions set forth in Section 4.01(a)(xxi).

Section 2.08.  Licenses and Franchises; Material Contracts.

(a)          Section 2.08(a) of the Company Disclosure Letter includes a list, as of the date hereof, of (x) all Licenses that are material to the operation of the Business and (y) all Franchises, including the date on which each Franchise has expired or is due to expire. The Company has made available to Buyer true and complete copies of all such Licenses and Franchises as in effect on the date of this Agreement, together with true and complete copies of any notices from Governmental Authorities or their representatives received by the Company during the three (3) year period prior to the date of this Agreement alleging non-compliance, breach or default with the requirements of any such License or Franchise. Section 2.08(a) of the Company Disclosure Letter contains the Company’s good faith estimate of the number of Primary Basic Customers served by each Franchise as of June 30, 2011. The Systems are offering service only in those areas covered by a Franchise listed in Section 2.08(a). The Licenses and Franchises (other than those that are immaterial to the operation of the Business) are in full force and effect, and are valid, binding and enforceable upon the Insight Company that is a party thereto and, to the Company’s Knowledge, the other parties thereto in accordance with their terms, except (i) to the extent of any Enforceability Exceptions or (ii) to the extent that they have expired or terminated in accordance with their terms in the Ordinary Course (provided, however, the applicable Insight Company is continuing to operate under all expired Franchises and treats them as valid, binding and enforceable upon the Insight Company that is a party thereto). There are no written notices of material noncompliance (including any claims of breach or default by the Franchising Authority) pending or, to the Knowledge of the Company, threatened, and no pending or, to the Knowledge of the Company, threatened, audits or similar proceedings undertaken by Governmental Authorities with respect to any of such Licenses or any Franchises, and the applicable Insight Company is in compliance in all material respects with the terms of such Licenses and Franchises. No Insight Company is in default in any material respect (with or without the giving of notice, lapse of time, elections of other Persons or any combination thereof) under any Franchise, and to the Knowledge of the Insight Companies there has not occurred any event of default (with or without the giving of notice, lapse of time, elections of other Persons or any combination thereof) by any other Person under any such License or Franchise, which default has not been cured or resolved in all material respects. The Insight Companies possess all Licenses and Franchises necessary to operate the Business and the Systems in all material respects as presently operated by the Insight Companies.

(b)        (i) A valid request for renewal has been timely filed under Section 626(a) of the Communications Act with the proper Governmental Authority with respect to those Franchises that have been previously disclosed by the Company to Buyer that have expired or that will expire within thirty (30) months after the date of this Agreement, (ii) no Insight Party is subject to an administrative proceeding commenced by any Governmental Authority concerning the renewal of a Franchise as provided in Section 626(c)(1) of the Communications Act, and (iii) there are no applications (other than renewal applications) relating to any Franchises pending before any Governmental Authorities that are material to the Business. Except for customary correspondence from Governmental Authorities in connection with the renewal process (e.g., requests for additional information), neither the Company nor any Company Subsidiary has received any written notice from any Governmental Authority that any Franchise will not be renewed or that the applicable Governmental Authority has challenged or raised any objection to the Company’s or any Company Subsidiary’s request for renewal under Section 626 of the Communications Act, and the Company and each of the Company Subsidiaries have duly and timely complied in all material respects with any and all inquiries and demands by any and all Governmental Authorities made with respect to the Company’s or such Company Subsidiary’s requests for any such renewal. Neither the Company nor any Company Subsidiary has received any written notice from any Governmental Authority that has challenged the Company’s continued right to operate under any expired Franchise. No Governmental Authority has commenced, and no Insight Company has received written notice that it intends to commence, a proceeding to revoke or suspend a Franchise. With respect to any Franchise that has expired or that will expire within thirty-six (36) months after the date of this Agreement, as of the date of this Agreement, the Company has no knowledge that any such Franchise will not be renewed or extended on commercially reasonable terms and consistent with or more favorable to the applicable Company Subsidiary than the existing terms of such Franchise.

(c)    Section 2.08(c) of the Company Disclosure Letter includes a true and complete list of all Material Contracts as of the date of this Agreement (it being understood that, with respect to any Programming Agreements that constitute Material Contracts, only the commonly used name of the programming and provider and not each agreement are required to be set forth in Section 2.08(c) of the Company Disclosure Letter). The Company has made available to Buyer true and complete copies of all written Material Contracts (and true and complete written summaries of the material terms of all oral Material Contracts) in effect as of the date of this Agreement, together with true and complete copies of any written notices received by an Insight Company as of the date of this Agreement alleging non-compliance with the requirements of any Material Contract (other than notices of matters that have been fully resolved and as to which no Insight Company will have any material Liability as of the Closing). Each Material Contract is in full force and effect, and valid, binding and enforceable upon the Insight Company that is a party thereto, and, to the Company’s Knowledge, the other parties thereto in accordance with their terms, except(i) to the extent of any Enforceability Exceptions or (ii) to the extent that any such Material Contract has expired in accordance with its terms. No Insight Company is in breach of or in default under any Material Contract to which it is a party, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a default or breach by any Insight Company under any Material Contract to which it is a party, except for any such default or breach that, individually or in the aggregate, has not had and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. To the Knowledge of the Company, there does not exist any default under or breach of, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a default under or breach of, any Material Contract by any party thereto other than an Insight Company, except for any such default or breach that, individually or in the aggregate, has not had and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. None of the Insight Companies has received any written notice of any default under or breach of a Material Contract to which it is a party (other than notices of matters that have been resolved and as to which no Insight Company has any material Liability as of the Closing).

(d)    The Franchises and applicable Laws contain all of the commitments of the Company and the Company Subsidiaries to the applicable Governmental Authority granting each such Franchise with respect to the construction, ownership and operation of the Systems, and except as set forth in the Franchises, neither the Company nor any Company Subsidiary has made any promises or commitments with respect to capital improvements or other obligations relating to the Systems that have not been timely fulfilled.

(e)    With respect to any System service area that is being operated without, or not pursuant to, a Franchise agreement, the Insight Companies have operated such System in such service area on a continuous basis since acquiring such System and, to the Knowledge of the Insight Companies, the respective predecessors that owned the System operated such System in such service area on a continuous basis until such System was acquired by the Insight Companies, and the Company has no Knowledge that any such unfranchised operation does not qualify for the exception set forth in Section 621(b)(2) of the Communications Act. As of the date of this Agreement, no Governmental Authority in any such System service area has requested that any Insight Company or, to the Knowledge of the Company, their respective predecessors enter into a written Franchise agreement. Section 2.08(e) of the Company Disclosure Letter includes a true and complete list of all System service areas that are being operated without, or not pursuant to, a Franchise.

(f)          None of the Systems or any material Assets are subject to any purchase option or similar arrangement which would be triggered by the Merger.

(g)          As of the Effective Time, no Programming Agreement by its terms purports to be binding upon any cable systems owned by Buyer and/or Buyer’s Affiliates, in each case, other than the Systems, and no Programming Agreement by its terms would otherwise result in a carriage requirement with respect to any cable systems of Buyer or its Affiliates, in each case, other than the Systems. The Company makes no representations or warranties regarding Buyer’s or its Affiliates’ (other than the Insight Companies’) programming agreements or the consequences of the transactions contemplated by this Agreement under Buyer’s or its Affiliates’ (other than the Insight Companies’) programming agreements.

(h)          There is no pending or, to the Knowledge of the Company, threatened, material audit with respect to any pole attachments under any pole attachment agreement or any material unresolved dispute with respect to any such audit and no Insight Company has received any written notice or otherwise has Knowledge (i) of any such planned audit or (ii) that any of its attachments are not in accordance with the terms of any such agreement. Each Insight Company has paid all pole attachment fees relating to its Systems when due and payable.

(i)          Neither any PUC nor the FCC has notified any of the Insight Companies that a License is required for the interconnected Voice-over-Internet Protocol (“VoIP”) telephony service offered by such company or, to the Knowledge of the Company, threatened to institute any proceeding to require any of the Insight Companies to obtain a License to offer such service. No carrier has denied interconnection for termination of local traffic to Insight on the basis of the use of interconnected VoIP technology for the provision of telephony service or, to the Knowledge of the Company, threatened to deny interconnection on such basis.

Section 2.09.  Real Property and Tangible Personal Property.

(a)          Section 2.09(a) of the Company Disclosure Letter includes a true and complete list of all Owned Real Property as of the date of this Agreement (including (i) the address or location and use within the Business and (ii) the name of the record owner thereof). Each Insight Company that owns a fee interest in a parcel of Owned Real Property has good and marketable fee title to such Owned Real Property, and each Insight Company that holds an Easement holds good and valid title to such Easement, in each case, free and clear of all Liens other than Permitted Liens. No other Person has any ownership right in all or any portion of any

Owned Real Property or the right to purchase all or any portion of any Owned Real Property or any interest therein. The Insight Companies hold title insurance policies insuring their fee title, as of the effective date of each such title insurance policy, to each of the parcels of Owned Real Property set forth in Section 2.09(a) of the Company Disclosure Letter (the “Title Insurance Policies”), and each Title Insurance Policy is in full force and effect and no claims have been made under any such Title Insurance Policy. True and complete copies of all Title Insurance Policies in the Company’s possession have been made available to Buyer prior to the date of this Agreement.

(b)    Section 2.09(b) of the Company Disclosure Letter includes a true and complete list of the following as of the date hereof: (i) all Leases, including the address or location and use of the real property subject to such Leases; and (ii) all Revenue Leases, including the address or location and use of the real property subject to such Revenue Leases. True and complete copies of all written Leases, Revenue Leases and Easement Agreements, in each case in effect as of the date hereof, have been made available to Buyer prior to the date of this Agreement. Section 2.09(b) of the Company Disclosure Letter includes a true and complete list of all oral Leases and Revenue Leases in effect as of the date hereof to which any Insight Company is a party and the material economic terms of such oral Leases and Revenue Leases. Each Insight Company that leases the Leased Real Property has a valid leasehold interest in such Leased Real Property (subject to any Enforceability Exceptions or any Lease that has expired or terminated in accordance with its terms, which Lease and the date of such expiration or termination are set forth in Section 2.09(b) of the Company Disclosure Letter), free and clear of all Liens, other than Permitted Liens. As of the date of this Agreement, other than the Revenue Leases, there are no other material leases, licenses, occupancy agreement or other rights to occupy, and there is no Person other than an Insight Company in possession of, any material space in the Owned Real Property or, to the Knowledge of the Company, the Leased Real Property.

(c)    There are no pending or, to the Knowledge of the Company, threatened (i) eminent domain, condemnation, appropriation or like proceedings, or (ii) proceedings to change the zoning classification, variance or other applicable land use law in any material respect, in each case with respect to any portion of the Owned Real Property or, to the Knowledge of the Company, the Leased Real Property or the Easements.

(d)    The Owned Real Property, the Leased Real Property and the Easements constitute all of the real property (or interests in real property) (i) owned, leased, occupied or used by the Company and the Company Subsidiaries and (ii) necessary to operate the Business and the Systems in all material respects as presently operated by the Insight Companies. The buildings, structures, fixtures and other improvements on the Owned Real Property are in all material respects in good operating condition and repair to operate the Business in the Ordinary Course, ordinary wear and tear excepted, and are adequate for the purposes for which they are currently being used. No Owned Real Property (or any portion thereof) is located in a flood plain or an area that has been identified by the Secretary of Housing and Urban Development or any other Governmental Authority as an area having special flood hazards within the meaning of the National Flood Insurance Act of 1968.

(e)          Each Insight Company that owns or leases Tangible Personal Property has good and valid title to all material Tangible Personal Property that is owned and has valid leasehold interests in all material Tangible Personal Property that is leased (subject to any Enforceability Exceptions and any Contract applicable to such leased Tangible Personal Property that has expired or terminated in accordance with its terms), in each case, free and clear of all Liens other than Permitted Liens. All material items of Tangible Personal Property are, in the aggregate, in sufficient operating condition and repair, subject to reasonable wear and tear and the age of each specific item of Tangible Personal Property.

Section 2.10.  Litigation.

(a)          There is no material suit, action, proceeding, arbitration, claim, review or investigation (whether at law or in equity, before or by any Governmental Authority or before any arbitrator), or any notice of any of the foregoing in each case that is pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries. There is no material Judgment of any Governmental Authority or arbitrator outstanding against the Company or any Company Subsidiary with respect to the Business or the Systems. There are no Liabilities of the Company and the Company Subsidiaries under or with respect to any agreement or other arrangement for the settlement or other cessation of any material suit, action, proceeding, arbitration or other litigation.

(b)          None of the Assets of the Insight Companies is subject to any material pending, or to the Knowledge of the Company, threatened Judgment.

Section 2.11.  Compliance with Laws.

(a)          The Company and the Company Subsidiaries are, and the Business is being conducted, and has been conducted for the three (3) year period prior to the date of this Agreement, in compliance in all material respects with all applicable Laws. None of the Insight Companies has received any written, or to the Knowledge of the Company, other notice alleging any material violation under any applicable Law, other than violations that have been cured or remedied without resulting in any material Liability to any Insight Company as of the Closing, including under any consent decree or similar restriction on future operations.

(b)          The Company does not have, and, since March 16, 2006 has not had, any class of equity securities that is or was subject to registration with the SEC under Section 12(g) of the Exchange Act.

(c)          All of the outstanding Company Stock was issued, and, if issued, all of the Series G Common Stock will have been issued, in transactions that were exempt from registration under the Securities Act, and the issuance of all such securities did not and will not require any consent, approval or authorization of, or registration or filing with, any Governmental Authority that has not been duly obtained or made, as applicable.

Section 2.12.  Taxes.

(a)          All income Tax Returns and all other material Tax Returns that are required to be filed on or before the Closing Date by or with respect to the Company or any

Company Subsidiary (after giving effect to valid filing extensions) have been or will be timely filed on or before the Closing Date, and each such Tax Return is or will be true and complete in all material respects. The Company and each Company Subsidiary have paid (or caused to be paid), will timely pay (or cause to be paid), or have adequately reserved on the Business Financial Statements all Taxes shown as due on such Tax Returns and all other material amounts of Taxes owed by such company. The Business Financial Statements reflect an adequate reserve for all unpaid income Taxes and all material amounts of other Taxes not yet due and payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such Business Financial Statements. There are no Liens for Taxes on any of the Assets other than Permitted Liens. No Taxes of the Company or any Company Subsidiary are being contested.

(b)    The Company has given or otherwise made available to Buyer true and complete copies of all income Tax Returns, representative samples of all material other Tax Returns, examination reports, and statements of deficiencies for the Company and the Company Subsidiaries for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(c)    As of December 31, 2010, (i) the amount of net operating loss carryforwards (“NOLs”) of the Company and the Company Subsidiaries for federal income tax purposes was no less than the amount set forth in Section 2.12(c)(I) of the Company Disclosure Letter, and (ii) the aggregate tax basis of the Company and the Company Subsidiaries in their assets for federal income tax purposes was no less than the amount set forth in Section 2.12(c)(II) of the Company Disclosure Letter. Section 2.12(c)(III) of the Company Disclosure Letter accurately reflects, in all material respects, the limitations imposed on the NOLs under Sections 382 or 384 of the Code (other than limitations incurred in connection with transactions effected pursuant to this Agreement) as of December 31, 2010. The NOLs and aggregate tax basis subject to the limitations described in this Section 2.12(c) are referred to collectively as the “Valuable Tax Attributes”. There is no deficiency, claim, audit, suit, proceeding, request for information or investigation now pending, outstanding or asserted in writing against or with respect to any of the Valuable Tax Attributes.

(d)    There (i) is no material deficiency, claim, audit, suit, proceeding, request for information or investigation now pending, outstanding, asserted or threatened in writing against or with respect to the Company or any Company Subsidiary by any Taxing Authority (including jurisdictions where the Company or any Company Subsidiary has not filed Tax Returns) in respect of any Taxes or Tax Returns, (ii) are no requests for material rulings or determinations in respect of any Taxes or Tax Returns pending between the Company or any Company Subsidiary and any Taxing Authority, and (iii) are no requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Returns of the Company or any Company Subsidiary in effect or pending.

(e)    Neither the Company nor any Company Subsidiary is a party to any tax sharing, tax indemnity or other similar agreement or arrangement regarding Taxes with any entity not included in the Business Financial Statements.

(f)        Neither the Company nor any Company Subsidiary (i) has been a member of any affiliated group within the meaning of Section 1504(a) of the Code (without regard to the limitations contained in Section 1504(b) of the Code) or any similar affiliated or consolidated group for tax purposes under state, local or foreign Law (other than a group the common parent of which is the Company), or (ii) has any Liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

(g)        Each of the Company, Insight Capital, Inc. and Coaxial Communications of Central Ohio, Inc. is (and at all times since its formation has been) taxable as a corporation for federal, state and local income tax purposes. Neither the Company nor any Company Subsidiary(other than Coaxial Communications of Central Ohio, Inc.) is or ever has been an electing S corporation within the meaning of Sections 1361 and 1362 of the Code (or under any analogous state or local laws). Each Company Subsidiary (other than Insight Capital, Inc. and Coaxial Communications of Central Ohio, Inc.) (i) is (and at all times since its formation has been) treated as a partnership and/or a disregarded entity for federal, state and local income tax purposes and (ii) is not (nor has ever been) treated as a “publicly traded partnership” or otherwise taxable as a corporation for any federal, state or local income tax purposes.

(h)        No closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to the Company, any Company Subsidiary, or any Affiliate of the Company or any Company Subsidiary with respect to the Company or any Company Subsidiary.

(i)        Neither the Company nor any Company Subsidiary (i) is or has been required to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) or any similar provision of state, local or foreign Tax Law by reason of any change in any accounting methods and there is no application pending with any Taxing Authority requesting permission for any changes in any of its accounting methods for Tax purposes and (ii) will be required to include in a taxable period after the Closing Date taxable income attributable to income that economically accrued in a taxable period ending on or before the Closing Date, including as a result of (A) the installment method of accounting, the completed contract method of accounting or the cash method of accounting, (B) an intercompany transaction entered into on or prior to the Closing to which the Company or any Company Subsidiary is a party or (C) any prepaid amount received on or prior to Closing outside of the Ordinary Course.

(j)        Neither the Company nor any Company Subsidiary (i) has participated in any “reportable transaction” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4 or (ii) is otherwise required to maintain a list pursuant to Treasury Regulations Section 301.6112-1.

(k)        During the last five years, none of the Company or any of the Company Subsidiaries has been a party to a transaction intended to qualify under Section 355 of the Code as Tax-free with respect to the Company or any Company Subsidiary, as the case may be.

(l)          Each of the Company and the Company Subsidiaries has withheld (or will withhold) from its respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Taxing Authority proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and has complied in all material respects with all Tax information reporting provisions of all applicable Laws.

(m)        Neither the Company nor any Company Subsidiary has any (i) “excess loss accounts” or (ii) “deferred gains” with respect to any “intercompany transactions,” within the meaning of Treasury Regulations Sections 1.1502-19 and 1.1502-13, respectively.

(n)          Any adjustment of Taxes of the Company or any Company Subsidiary made by the IRS, which adjustment is required to be reported to the appropriate state, local or foreign Taxing Authorities, has been so reported.

(o)          Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p)          The Company included with its timely filed 2007 federal income tax return a valid Form 1122 (Authorization and Consent of Subsidiary Corporation To Be Included in a Consolidated Income Tax Return) for each of Coaxial Communications of Central Ohio, Inc. and Insight Capital, Inc.

Section 2.13.  Employee Benefit Plans and Related Matters; ERISA.

(a)          Section 2.13(a)of the Company Disclosure Letter contains a true and complete list of all of the Employee Plans and each material Compensation Arrangement as of the date of this Agreement. With respect to each such Employee Plan and Compensation Arrangement, the Company has previously made available to Buyer a true and complete copy of such Employee Plan or Compensation Arrangement or a summary description thereof, and to the extent applicable, (i) all trust agreements, administrative agreements, insurance policies and contracts or other funding or administrative arrangements, (ii) the three most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the three most recent Forms 5500 with all attachments required to have been filed with the IRS or the U.S. Department of Labor, (iv) the most recent IRS determination letter or opinion letter, if applicable, (v) all current summary plan descriptions and the most current summary of material modifications, (vi) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the U.S. Department of Labor (including a written description of any material oral communication), (vii) current employee handbooks and manuals and (viii) all amendments and modifications to any such Employee Plan or Compensation Arrangement or related document. None of the Company, any Company Subsidiary or any ERISA Affiliate has at any

time in the last six years had any obligation to sponsor, maintain or contribute to or had any Liability in respect of any plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA. There is no Lien upon any Asset or any asset of any ERISA Affiliate outstanding pursuant to Section 412(n) of the Code in favor of any Employee Plan. No Asset and no asset of any ERISA Affiliate has been provided as security for any Employee Plan or Compensation Arrangement.

(b)        Each Employee Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS as to its qualification under the Code, and, to the Company’s Knowledge, nothing has occurred since the date of such determination letter that will adversely affect such qualification or tax-exempt status. All amendments and actions required to bring each Employee Plan into material conformity with the applicable provisions of ERISA, the Code and other applicable Law have been made or taken (including amendments required pursuant to the Economic Growth Tax Relief Reconciliation Act of 2001), except to the extent such amendments or actions are not required by Law to be made or taken until after the Closing Date. Each Employee Plan and each Compensation Arrangement is in material compliance and has been operated and administered in all material respects in accordance with its terms and applicable Law, including without limitation, ERISA and the Code.

(c)        To the Company’s Knowledge, and except for the transactions contemplated by this Agreement, there has not been any event or circumstance that would reasonably be expected, individually or in the aggregate, to result in any material Liability (other than for the payment of benefits in the Ordinary Course) in respect of the Employee Plans or Compensation Arrangements. There are (i) no pending or, to the Company’s Knowledge, threatened audits, actions, suits, grievances, arbitrations, liens or claims by or on behalf of any Employee Plan, any current or former employee, officer, director, stockholder or contract worker or otherwise involving any such Employee Plan or Compensation Arrangement (other than routine claims for benefits, all of which have been adequately reserved for on the Business Financial Statements to the extent required), (ii) no facts or circumstances exist that could give rise to any such audits, actions, suits, liens or claims, and (iii) no administrative investigation, audit or other administrative proceeding by the U.S. Department of Labor, the IRS or any other governmental agency is pending, threatened or in progress, in each case of clause (i) through (iii) that has resulted or would reasonably be expected, individually or in the aggregate, to result in any material Liability to the Company or any of the Company Subsidiaries.

(d)        There is no Contract, agreement, plan or arrangement to which the Company or any of the Company Subsidiaries is a party or by which any of them are bound covering any Business Employee or former Business Employee which, individually or collectively, would (either alone or in combination with other events) give rise to the payment or increase of any amount, including by way of accelerated vesting, that would not be deductible pursuant to Section 280G of the Code as a result of or in connection with the entering into, or the consummation of the transactions contemplated by, this Agreement. The entering into and the consummation of the transactions contemplated by this Agreement will not directly or indirectly result (either alone or in connection with any other event) in any severance or any other payment, compensation or other benefit becoming due; any increase in the amount of compensation or benefits; the acceleration of the vesting or timing of payment of any compensation or benefits payable or any funding, through a grantor trust, rabbi trust or otherwise, of any compensation or benefits, in each case, in respect of any current or former Business Employee, officer or director of the Company or any of the Company Subsidiaries.

(e)        No current or former Business Employee of the Company or of any of the Company Subsidiaries is or will become entitled to post-employment benefits of any kind by reason of employment with the Company, including death or medical benefits (whether or not insured), other than (i) coverage mandated by Section 4980B of the Code or any similar state law, or (ii) retirement benefits payable under any Employee Plan qualified under Section 401(a) of the Code.

(f)        All material contributions, Liabilities or expenses required to be made or accrued by the Company or any Company Subsidiary pursuant to the terms and provisions of each Employee Plan or Compensation Arrangement, as of the date hereof, have been timely made or accrued and reflected in the financial statements of the Company and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company through the Closing Date in accordance with GAAP. There are no reserves, assets, surpluses or prepaid premiums with respect to any Employee Plan that is an employee welfare benefit plan as defined in Section 3(1) of ERISA.

(g)        All Employee Plans and Compensation Arrangements permit the Company to amend, modify and terminate the same in the sole discretion of the Company. Nothing in this Agreement shall be construed as amending or modifying in any way any Employee Plan or Compensation Arrangement.

(h)        No ERISA Affiliate Liability has been incurred by the Company or any Company Subsidiary nor do any circumstances exist that could reasonably be expected to result in ERISA Affiliate Liability for any of the Company or any Company Subsidiary following the Closing. Neither the Company nor any ERISA Affiliate has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

(i)        No Employee Plan that is an employee welfare benefit plan as defined in Section 3(1) of ERISA is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Employee Plan is a split dollar life insurance program.

(j)        No assets of the Company or a Company Subsidiary are allocated to or held in a “rabbi trust” or other funding vehicle in respect to any Employee Plan other than one qualified under Section 401(a) of the Code. Each Employee Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, as described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

(k)        None of the Company or any Company Subsidiary has within the six (6) months preceding the date hereof caused with respect to employees (i) a plant closing as defined in WARN affecting any site of employment or one or more operating units within any site of employment or (ii) a mass layoff as defined in WARN. Except to the extent terminated in accordance with Section 4.01 or as required pursuant to Section 4.08(d) hereof, no employee of any Insight Company has suffered or is anticipated to suffer an employment loss as defined in WARN within the ninety (90) day period ending on the Closing Date.

(l)          No event has occurred and, to the Company’s Knowledge, no condition exists that would, either directly or by reason of the Company’s or any Company Subsidiary’s affiliation with any of their respective ERISA Affiliates, subject the Company or any of the Company Subsidiaries to any Tax, fine, Lien, penalty or other Liability imposed by ERISA, the Code or other Laws applicable to the Employee Plans and Compensation Arrangements.

(m)        To the extent that any Employee Plan or Compensation Arrangement, including any equity-based compensation arrangement, constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, such Employee Plan or Compensation Arrangement has been operated and administered in good faith compliance with Section 409A of the Code and the guidance issued thereunder. No Person is entitled to be compensated (whether by the Company or of any of the Company Subsidiaries) for excise or other additional Taxes paid pursuant to Section 409A of the Code or any similar provision of state, local or foreign Law.

Section 2.14.  Employees; Labor Matters.

(a)          Section 2.14(a)of the Company Disclosure Letter includes a true and complete list of all Business Employees by work location as of the date reflected in the Company Disclosure Letter, showing the service date, then-current positions and rates of compensation, rate type (hourly or salary) and leave status (if applicable). Neither the Company nor any of the Company Subsidiaries has an employment agreement with any employee.

(b)          Neither the Company nor any of the Company Subsidiaries is a party to, or is, as of the date of this Agreement, or has been during the three (3) year period prior to the date of this Agreement, in negotiation to become party to, any collective bargaining agreement covering or purporting to cover any Business Employee or former Business Employee. As of the Closing Date, any and all notices to, or filings or registrations with, any labor organizations, works council or any similar entity, council or organization, required to be made prior to the Closing Date by the Company or the Company Subsidiaries with respect to any Business Employee in connection with the execution of this Agreement will have been timely given or made. Since January 1, 2008, there has not occurred nor, to the Company’s Knowledge, has there been threatened, any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity or organizing campaign with respect to any Business Employee. There are no material labor disputes subject to any grievance procedure, arbitration or litigation and there is no representation petition or other request for representation pending or, to the Company’s Knowledge, threatened with respect to any current or former Business Employee or contract worker providing services for the benefit of the Company. Neither the Company nor any of the Company’s Subsidiaries has entered into any neutrality agreement or other agreement with any labor organization regarding union organizing or procedure regarding recognition of any labor organization as the representative of any of the employees of the Company or any Company Subsidiary.

(c)            The Company and each of the Company Subsidiaries have complied in all material respects with all applicable Laws pertaining to the employment or termination of employment of their Business Employees, including those related to wages, hours, collective bargaining, the withholding, collection and payment of Social Security, Unemployment Compensation and similar payroll Taxes, equal pay, workers compensation, occupational health and safety, immigration, payment of overtime and the classification of employees as overtime eligible and overtime exempt, fair labor standards, discrimination on the basis of race, age, sex, religion. color, national origin, disability and other classifications protected by all such Laws.

(d)            To the Company’s Knowledge, there is no pending or threatened inquiry or audit from any Governmental Authority concerning the Company’s or any Company Subsidiary’s compliance with any applicable federal, state or local laws relating to employment.

(e)            Any individual engaged by the Company or any Company Subsidiary or providing services to any Company or Company Subsidiary as an independent contractor has been accurately classified as an independent contractor for all purposes, including payroll tax, withholding, unemployment insurance, and benefits, and no Company or Company Subsidiary has any notice of any pending or threatened inquiry or audit from any Governmental Authority concerning such independent contractor status, or any pending or threatened claim by any party that any such independent contractor be reclassified as an employee for any purpose.

(f)            Each Company and Company Subsidiary maintains copies of I-9 Employment Eligibility Verification Forms for all persons it has employed, including those persons it currently employs, during the three year period ending on the date of this Agreement, and is in compliance with the Immigration Reform and Control Act of 1986, as amended, respecting such current or former employees.

Section 2.15.    Environmental Laws and Regulations.  (a) The Company and the Company Subsidiaries’ operations with respect to the Systems and any real property parcels currently or formerly owned, operated or leased by the Company or the Company Subsidiaries comply and have complied in all material respects with all applicable Environmental Laws; and (b) neither the Company nor the Company Subsidiaries have used the Company Real Property or any other real property for the manufacture, transportation, treatment, storage or disposal of Hazardous Substances, except for such use of Hazardous Substances customary in the construction, maintenance and operation of a cable communications system and in amounts and under circumstances that, individually or in the aggregate, have not and would not reasonably be expected to give rise to material Liability for remediation. No Environmental Claim has been filed or issued against the Company or the Company Subsidiaries which has not been fully and completely settled or otherwise released and resolved in its entirety and as to which any Insight Company has any material Liability.

Section 2.16.    Insurance Coverage.  All material insurance policies and material surety bonds carried by or covering the Company and the Company Subsidiaries (collectively,

the “Insurance Policies”) are in full force and effect, and, as of the date of this Agreement, no written, or, to the Knowledge of the Company, other notice of cancellation has been received by the Company or any of the Company Subsidiaries with respect to any material Insurance Policy which has not been cured by the payment of premiums that are due. The Insurance Policies provide sufficient third party insurance to insure in all material respects all reasonable insurable risks of the Business. All premiums, audits, adjustments or collateralization requirements due under the Insurance Policies have been paid in a timely manner and the Company and the Company Subsidiaries have complied in all material respects with the terms and provisions of the Insurance Policies. The insurance coverage provided by the material Insurance Policies (including as to deductibles and self-insured retentions) is substantially consistent with the Company’s past practices and, after the Closing, the terms of the Insurance Policies will continue to provide coverage with respect to acts, omissions and events occurring prior to the Closing in accordance with their terms as if the Closing had not occurred. The Company has made available to Buyer true and complete copies of all insurance loss runs as of the date hereof with respect to the Insurance Policies and the Business for each of the preceding three calendar years.

Section 2.17.    Related Party Transactions.  There are no outstanding material agreements or any other arrangement of any kind between any of the Insight Companies, on the one hand, and any Company Stockholder holding shares of Company Stock representing at least 1% of the economic or voting interest in the Company, any officer that is a senior vice president or above or director of the Company or any Company Subsidiary or any controlled Affiliate of any such Company Stockholder, officer or director, on the other hand, other than any Employee Plan (including any award or subscription agreements for Company Stock under an Employee Plan), Compensation Arrangement or the payment of base salary and wages to any employee, in each case entered into or effected in the Ordinary Course or in accordance with Section 4.01(a)(xi) (collectively, “Related Party Transactions”). No such Company Stockholder, officer, director or Affiliate owns any property or right, tangible or intangible, that is used in the Business (other than in the capacity as a direct or indirect equity or debt holder of the Insight Companies). The Company shall cause each agreement listed on Section 2.17 of the Company Disclosure Letter and designated with an asterisk to terminate as to the Company and the Company Subsidiaries as of the Closing Date.

Section 2.18.    Sufficiency of Assets.  The Assets are all of the assets of the Company and the Company Subsidiaries owned, used or held for use primarily in connection with the operation of the Business and the Systems. Assuming the receipt of all Consents, including the Consents set forth in Section 2.04 of the Company Disclosure Letter and the notification and expiration or earlier termination of any applicable waiting period under the HSR Act, the Insight Companies’ right, title and interest in the Assets as of the Effective Time shall be sufficient to permit the Surviving Corporation to operate the Business as of the Effective Time as it is being operated by the Company as of the date hereof in all material respects and in compliance with all material Laws. At the Closing, the Company and the Company Subsidiaries will have (i) good and valid title to (or in the case of Assets that are leased, valid leasehold interests in) the Assets other than the Owned Real Property and (ii) good and marketable fee title to the Owned Real Property, in either case free and clear of any Liens, other than Permitted Liens.

Section 2.19.  FCC Compliance, Rate Regulation and Copyright Compliance.

(a)         The Company and the Company Subsidiaries are, and the Business and the Systems are being operated, in compliance in all material respects with the Communications Act and FCC Regulations. During the three (3) year period prior to the date hereof, other than notices of non-compliance which have been resolved and as to which no Insight Company will have any material Liability as of the Closing (including any continuing obligation under any consent decree or similar restriction on future operations), no Insight Company has received any written, or, to the Knowledge of the Company, other notice alleging that it is not in material compliance with the Communications Act, rules and regulations of the FCC, including (x) that it has not made all material filings required to be made by it with the FCC with respect to the operation of the Business, (y) that it has not provided all material notices to customers of the Business required under the Communications Act or (z) that any rates charged for services provided by the Systems are not permitted rates under the rules and regulations of the FCC. The Company and each Company Subsidiary, as applicable, have made all such material filings and notices, other than such filings and notices the failure of which to be made or provided would not reasonably be expected to be material to the operation of the Business.

(b)          The Company and each Company Subsidiary has filed with the U.S. Copyright Office all required statements of account with respect to the Business that were required to have been filed by it since July 1, 2008, in accordance with the Copyright Act, and the Company and each Company Subsidiary has paid all royalty fees payable with respect to the Business for all such reporting periods, except where the failure to file such statements of account or pay such fees would not, individually or in the aggregate, reasonably be expected to be material to the operation of the Business. Except for notices that have been resolved and as to which no Insight Company will have any material Liability as of the Closing, the Insight Companies have not received any notice from the U.S. Copyright Office or any copyright owner that any additional fees are owed by any of the Insight Companies.

(c)          No Insight Company is providing cable service to any customers in any community without a Franchise in reliance on the exception to the definition of “cable system” set forth in Section 602(7)(B) of the Communications Act.

Section 2.20.  Customers and System Information.

(a)          Section 2.20(a)of the Company Disclosure Letter sets forth the aggregate numbers of each of the following categories as of June 30, 2011, in each case, as determined by the Company in the Ordinary Course in accordance with the Insight Subscriber Policy (or as otherwise noted below):

    (i)      Basic Customers;

    (ii)     Expanded Basic Customers;

    (iii)    Digital Customers;

    (iv)    Premium Units (and by network);

    (v)      HSI Customers;

    (vi)     TDM Voice Customers;

    (vii)    VOIP Customers;

    (viii)   Equivalent Bulk Units; and

    (ix)     Late Pays.

(b)          None of the Company, any Company Subsidiary or any of their respective Affiliates, directly or indirectly, owns any cable communications systems (i) other than (x) the Systems or (y) any cable communications systems owned or operated by a portfolio company of any Affiliate of the Company that is not a Company Subsidiary (each, an “Affiliate System”) or (ii) that it does not, directly or indirectly, manage and operate. None of the Company or any Company Subsidiary shares ownership of any asset or Asset, or use of any service, or is otherwise jointly liable for any Liability, with any Affiliate System.

(c)          Section 2.20(c)of the Company Disclosure Letter sets forth as of June 30, 2011, (i) the approximate aggregate number of two-way plant, aerial and underground miles of the Systems and for each headend located in the Systems and the bandwidth capacity of each System and for each headend located in the Systems,(ii) the approximate number of homes passed by the Systems’ plant (it being acknowledged and agreed that for purposes hereof, “homes” shall be determined consistent with the manner such numbers are reported in the Audited Financial Statements), (iii) the monthly revenue per average Basic Customer, (iv) as of the date hereof, a description of each service available from each of the Systems and the rates charged for each, (v) the make, model, vintage and vehicle identification number of the vehicles owned by the Insight Companies, (vi) the customer premises equipment deployed in customer homes and in inventory by manufacturer and model, (vii) the number of Primary Basic Customers served by each headend located within the Systems and (viii) the Company’s policy or methodology with respect to (A) calculating customers (the “Insight Subscriber Policy”) and (B) effecting residential customer disconnections of service (the “Insight Disconnect Policy”).

Section 2.21.    Programming.  Section 2.21 of the Company Disclosure Letter (a) contains the channel line-up for the Systems in effect on the date set forth in Section 2.21 of the Company Disclosure Letter and (b) as to each broadcast station (including all multicast streams) carried by the Systems, whether such station has elected must-carry or retransmission consent status with respect to the Systems as of the date hereof. Each broadcast television station carried by the Systems is carried pursuant to a Retransmission Consent Agreement or must-carry election (including default must-carry election, where no election was made) and each other programming service carried by the Systems is carried pursuant to a Programming Agreement or other arrangement.

Section 2.22.    Brokers.  Except for UBS Securities LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, whose fees will be paid by the Company in accordance with ARTICLE I, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger, this Agreement, and the transactions contemplated hereby based upon arrangements made by or on behalf of the Company, any Company Subsidiary or the Stockholders’ Representative. As of the Effective Time (assuming the payment of all Unpaid Transaction Expenses), none of Buyer or any of the Insight Companies will have any Liability (monetary or otherwise) (other than indemnification and confidentiality obligations customary for such engagements) to either of UBS Securities LLC or Merrill, Lynch, Pierce, Fenner & Smith Incorporated in connection with their engagement for the foregoing and will not be obligated in any respect to retain, use exclusively and/or provide any right of first offer or refusal to, either of such advisors for any future services. The Company has previously made available to Buyer true and complete copies of all relevant engagement letters with each of the foregoing (other than certain provisions related to fees and expenses of such brokers and transaction staple financing that was offered to potential acquirors in connection with the attempted sale of the Company prior to the date hereof, which were redacted from the copies of such agreements).

Section 2.23.    Promotional Campaigns. Section 2.23 of the Company Disclosure Letter sets forth any and all discount, promotional or bundling offers currently offered by the Company or any Company Subsidiary. After Closing, Buyer, the Surviving Corporation and its and their Affiliates will not be obligated to continue to make available any discount or promotional offers under any promotional or marketing campaigns or programs initiated or maintained by the Insight Companies with respect to the Systems, other than any Permitted Promotions undertaken between the date of this Agreement and the Closing in accordance with Section 4.01; provided that, for the avoidance of doubt, customers who subscribed for services prior to the Closing and took advantage of any such campaign or promotional offers may be entitled to continue to receive the benefits offered under such campaign or promotion in accordance with its terms after Closing.

Section 2.24.    Intellectual Property.

(a)            Either the Company or one of the Company Subsidiaries owns, free and clear of all Liens other than Permitted Liens, or otherwise has the valid right to use all material Company Intellectual Property. Section 2.24(a) of the Company Disclosure Letter includes a true and complete list as of the date hereof of all registrations, issuances, filings and applications for any Intellectual Property filed by the Company, any Company Subsidiary or any of their respective predecessors and all material unregistered Company Intellectual Property owned by the Company or any Company Subsidiary. All of the rights of the Company and each of the Company Subsidiaries in the owned Company Intellectual Property are valid and enforceable, and the Company has taken all reasonable steps in accordance with normal industry practice to maintain and protect each item of Company Intellectual Property. None of the Intellectual Property, business operations, products or services provided, sold, licensed, or otherwise exploited by the Company or any Company Subsidiary infringes, misappropriates or otherwise violates, or, during the three year period prior to the date hereof has infringed, misappropriated or otherwise violated, any Intellectual Property rights of others, and, to the Knowledge of the Company, there are no pending or threatened claims alleging any such infringement, misappropriation or violation. To the Knowledge of the Company, as of the date of this Agreement, no Person is infringing or otherwise violating the Company Intellectual Property.

(b)            Each of the Company and the Company Subsidiaries that collects, maintains or uses non-public financial information, from customers (“Customer Information”) (i) has a published privacy policy (each, a “Privacy Policy”) regarding the collection and use of information that complies with the Cable Communications Policy Act of 1984 (to the extent applicable), and (ii) has taken reasonable steps in accordance with industry practice, including through implementing reasonable security measures and safeguards, to protect the Customer Information it receives in accordance with the Privacy Policy and from illegal or unauthorized access or use by its personnel or third parties. Neither the Company nor any Company Subsidiary knowingly collected, received or used any Customer Information in an unlawful manner or in violation of its Privacy Policy.

Section 2.25.    Internal Controls.

(a)            The accounting controls of the Company and the Company Subsidiaries are sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization and (ii) all transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP and to maintain proper accountability for items.

(b)            Since January 1, 2009, through the date of this Agreement, none of the Company or the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary has received any material complaint, allegation, assertion or claim regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that any of such parties has engaged in improper or illegal accounting or auditing practices.

Section 2.26.    Completion of and No Liability from Split-Up.

(a)            All transactions contemplated by the Split-Up Agreement (collectively, the “Split-Up”) have been previously consummated in accordance with their terms, and neither the Company nor any Company Subsidiary has (and, for the avoidance of doubt, the Surviving Corporation shall not have) any Liability for performance or otherwise with respect to the Split-Up Agreement and the transactions contemplated thereby. As of the date of this Agreement, since the Closing of the transactions contemplated by the Spilt-Up Agreement, no claim for indemnification has been made against any Insight Company pursuant to the Split-Up Agreement or any other document or agreement entered into in connection with the transaction contemplated thereby. True and complete copies of the Split-Up Agreement and any other material document or agreement entered into in connection therewith have been made available to Buyer.

(b)            None of the Assets or Liabilities to be acquired or assumed by Buyer through its ownership of the Surviving Corporation is primarily related to the assets or Liabilities acquired by Comcast in the Split-Up, and neither the Company nor any Company Subsidiary owns or otherwise possesses any asset or Asset, or is subject to any Liability, that pursuant to the terms of the Split-Up Agreement or otherwise should have been transferred or distributed to, or assumed by, Comcast in the Split-Up.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF BUYER AND MERGER SUB

Except as disclosed to the Company in the letter attached hereto as Annex B (the “Buyer Disclosure Letter”), delivered by Buyer to the Company prior to or at the time of the execution of this Agreement, and subject to the qualifications and limitations set forth in Section 8.13 of this Agreement, Buyer and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 3.01.    Corporate Organization.  Each of Buyer and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Buyer directly owns all of the issued and outstanding capital stock of Merger Sub. Buyer has delivered to the Company true and complete copies of the Charter Documents of Merger Sub as amended and in effect on the date of this Agreement.

Section 3.02.    Authority Relative to this Agreement.  Each of Buyer and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Buyer and Merger Sub of this Agreement and the other Transaction Documents to which Buyer or Merger Sub, as applicable, is a party, the performance by Buyer or Merger Sub, as the case may be, of its obligations hereunder and thereunder, and the consummation by Buyer or Merger Sub, as applicable, of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer and Merger Sub and by Buyer, as the sole stockholder of Merger Sub, and no additional authorization or consent is required in connection with the execution and delivery and performance by Buyer and Merger Sub of this Agreement. This Agreement has been (and each other Transaction Document to be executed by Buyer or Merger Sub, as the case may be, at or prior to the Closing will be) duly and validly executed and delivered by Buyer or Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes (and each other Transaction Document to which Buyer or Merger Sub, as applicable, is a party when executed and delivered, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, will constitute) a valid and binding obligation of Buyer or Merger Sub (subject, in the case of Merger Sub, to approval by Buyer as the sole stockholder thereof), as applicable, enforceable against Buyer or Merger Sub, as applicable, in accordance with its terms except as such enforceability may be limited by the Enforceability Exceptions.

Section 3.03.    No Conflict; Required Filings and Consents.  Except for the notification and expiration, or earlier termination of any applicable waiting period under the HSR Act, the filing of the Certificate of Merger, the Consents set forth in Section 2.04 of the

Company Disclosure Letter and the filing by Buyer with the SEC of any reports required to be filed in connection with the consummation of the transactions contemplated hereby, the execution, delivery and performance by each of Buyer and Merger Sub of this Agreement and the other Transaction Documents to which either Buyer or Merger Sub is a party (with or without the giving of notice, the lapse of time or any combination thereof): (i) will not conflict with any provision of the Charter Documents of Buyer or Merger Sub; (ii) will not conflict with, result in a breach of, or constitute a default under any Law to which Buyer or Merger Sub is bound; (iii) do not require the Consent of any Governmental Authority or any other Person under any contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or Merger Sub is a party; and (iv) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of any contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or Merger Sub is a party, except in the case of clauses (ii), (iii) and (iv), for any such conflicts, breaches, defaults, consents, notices, filings or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 3.04.    Litigation.  There is no suit, action, proceeding, arbitration, claim, review, investigation or any notice of the foregoing (whether at law or in equity, before or by any Governmental Authority or before any arbitrator) pending or, to the knowledge of Buyer, threatened against Buyer or Merger Sub, nor is there outstanding any order, decree or judgment against Buyer or Merger Sub that, if adversely and finally determined, has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 3.05.    Brokers.  Other than Citigroup Global Markets Inc., whose fees will be paid or caused to be paid by Buyer, there is no broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Merger, this Agreement, and the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or Merger Sub.

Section 3.06.    Buyer Qualification.  As of the date hereof, except as a result of any fact, circumstance or condition that is not unique to Buyer, and subject to the truth and accuracy of the representations and warranties of the Company set forth in ARTICLE II of this Agreement, to the knowledge of Buyer, (i) Buyer is legally and financially qualified to acquire, own and operate the Company and the Systems and be the transferee of control and indirect holder of the Franchises and Licenses, (ii) there is no fact or condition that would, under any Law, including any rule or policy (including ownership restrictions under the Communications Act) of any Franchising Authority, the FCC, any PUC or any other Governmental Authority, necessarily disqualify Buyer as a transferee of control or indirect holder of the Franchises and Licenses, as applicable, or as the owner and operator of the Systems and (iii) no waiver of any Law, including any rule or policy (including ownership restrictions under the Communications Act) of any Franchising Authority, the FCC, any PUC or any other Governmental Authority, is necessary to be obtained for the grant of the applications for the transfer of control of the Franchises and Licenses to Buyer, nor will processing pursuant to any exception to a rule of general applicability be requested or required in connection with the consummation of the transactions contemplated hereby.

Section 3.07.    Availability of Funds. Buyer has, and will have as of the Closing Date, available sufficient cash, lines of credit or other funds to enable it to consummate the transactions contemplated hereby. Buyer understands that under the terms of this Agreement, Buyer’s obligation to consummate the transactions contemplated hereby is not in any way contingent upon or otherwise subject to (a) Buyer’s consummation of any financing arrangements or Buyer’s obtaining of any financing or (b) the availability, grant, provision or extension of any financing to Buyer, and no provision of this Agreement shall be construed otherwise. Buyer further understands that it is Buyer’s obligation to have funds on hand at the Closing sufficient to make the Closing Payments and otherwise to pay all amounts to be paid by Buyer under this Agreement.

Section 3.08.    Formation. Merger Sub was formed specifically for the transactions contemplated by this Agreement and has conducted no operations and incurred no Liabilities other than in connection with the transactions contemplated by this Agreement.

ARTICLE IV

COVENANTS AND AGREEMENTS

Section 4.01.    Operation of Business Prior to the Closing. From the date hereof to the Closing, except as required by applicable Laws or as set forth in Section 4.01 of the Company Disclosure Letter, unless otherwise consented to by Buyer (which consent, in the case of any action or inaction in the Ordinary Course pursuant to any of clauses (a)(xvi), (a)(xvii), (b)(iv) (other than with respect to any renewal of any Franchise) and (b)(v) of this Section 4.01 shall not be unreasonably withheld or delayed), the Company shall, and shall cause the Company Subsidiaries to, conduct the Business in the Ordinary Course and in accordance with applicable Laws, subject to, and except as modified by, compliance with the following negative and affirmative covenants:

(a)            Negative Covenants. The Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

      (i)    modify, suspend, amend or terminate any of the Charter Documents of the Company;

      (ii)    (A) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or other property) in respect of any of its capital stock or other equity interests or Equity-Based Instruments (other than dividends or distributions declared, set aside, made or paid by any Company Subsidiary wholly-owned, directly or indirectly, by the Company, to the Company or such other wholly-owned Company Subsidiary), (B) split, combine or reclassify any of its capital stock or other equity interests or issue or propose or authorize the issuance of any other securities or equity interests (including Equity-Based Instruments) in respect of, in lieu of, or in substitution for, shares of its capital stock, or (C) repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or any Company Subsidiary, or any Equity-Based Instruments; provided that nothing in this Section 4.01(a)(ii) shall prohibit the Company from any of the following, subject to Section 4.01(a)(xi): (I) issuing additional shares of Series E Non-Voting Common Stock that will be converted into the right to receive an Allocable Portion of the Merger Consideration in accordance with Section 1.07 or (II) repurchasing shares of Company Stock for cash that is paid in full prior to the Closing in each case in a manner consistent with past practice.

(iii)        commence, or settle, compromise, waive or modify any material claims, actions, arbitrations, disputes, compliance audits, or other similar proceedings, which, in the case of any settlement, involves the finding of non-monetary relief that would be binding upon or involve any monetary payment by any Insight Company or Buyer following the Closing;

(iv)        authorize or issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other Equity-Based Instruments (including, for the avoidance of doubt, any options, warrants or any similar security exercisable for or convertible into such capital stock, equity interest or security) other than (A) issuances by a Company Subsidiary of capital stock or other equity interests to such Company Subsidiary’s parent or another Company Subsidiary (in each case, only if wholly-owned, directly or indirectly by the Company), (B) issuances by the Company of additional shares of Series E Non-Voting Common Stock that will be converted into the right to receive an Allocable Portion of the Merger Consideration in accordance with Section 1.07 and (C) pledges of the capital stock, or other voting or equity interests, as applicable, of any Company Subsidiary under the Credit Agreement that will be irrevocably released and discharged in full prior to the Effective Time subject to Buyer’s obligation to deliver the Credit Agreement Payoff Amount;

(v)         sell, lease, license, encumber, transfer or otherwise surrender, relinquish or dispose of any Assets (including other assets, capital stock, or other voting or equity interests, as applicable, of a Company Subsidiary), except (A) Ordinary Course dispositions of obsolete Assets or Assets that are replaced with similar items of substantially equal or greater value and utility, (B) any such transaction between the Company and any wholly-owned Company Subsidiaries or among the wholly-owned Company Subsidiaries, (C) pursuant to written Contracts entered into prior to the date hereof and disclosed in the Company Disclosure Letter, (D) sales of inventory in the Ordinary Course, and (E) leasing of customer premises equipment in the Ordinary Course;

(vi)        incur, create, assume or suffer to exist any Lien on any of the Assets that will remain in existence at the Closing, other than a Permitted Lien;

(vii)       cause or permit the Company or any of the Company Subsidiaries to merge or consolidate with any Person (other than with Buyer or a permitted designee thereof in accordance with this Agreement) or transfer any capital stock, or other voting or equity interests, as applicable, of any of the Company Subsidiaries to any other Person (other than to Buyer or a permitted designee thereof);

(viii)    (A) acquire all or any portion of the assets or capital stock, or other voting or equity interests, as applicable, of any Person or business, any cable system (as such term is used in the Communications Act) or headend, except as required by the terms of any Contract entered into prior to the date of this Agreement and disclosed in the Company Disclosure Letter; or (B) acquire any other assets of any Person or business, except as required by the terms of any Contract entered into prior to the date of this Agreement and disclosed in the Company Disclosure Letter; provided, that this clause (viii) shall not prohibit (x) acquisitions of inventory or equipment in the Ordinary Course or (y) capital expenditures by the Company or any Company Subsidiary required pursuant to Section 4.01(b)(viii).

(ix)      make any loans, advances or capital contributions to, or investments in, any other Person, other than by the Company or any Company Subsidiary to or in the Company or any wholly-owned Company Subsidiary;

(x)       create, incur, guarantee or assume any Company Debt, other than that created, incurred, guaranteed or assumed in the Ordinary Course or under the Credit Agreement, which shall constitute Company Debt;

(xi)      (A) materially amend or modify compensation or benefits under any Employee Plan or Compensation Arrangement, (B) increase the compensation or benefits of any employee or consultant, or grant any increase in severance under any Employee Plan or Compensation Arrangement or otherwise, (C) provide any employee (including any officer or director who is an employee) with any materially increased tenure of employment, (D) subject to Section 4.08(d), grant or provide any new retention, stay or similar bonus, (E) grant or provide, or agree to grant or provide, any new or additional severance under any Employee Plan or Compensation Arrangement or otherwise, (F) except for travel advances in the Ordinary Course and loans to employees aggregating less than $100,000, loan or advance money or other property to any of its employees, officers, directors, or former employees, officers or directors or (G) fail to make any required contribution when due to any Employee Plan, or terminate or establish any Employee Plan, in each case of clauses (A) through (G), except as required by an existing Employee Plan or Compensation Arrangement as in effect as of the date hereof and made available or described in a summary made available to Buyer, in each case as referenced in Section 2.13(a), or by applicable Law or, in each case of clauses (A) through (C) only, except in the Ordinary Course; and provided that nothing in this Section shall preclude the Company from exercising any discretion to accelerate the payment or vesting of benefits or amounts payable or to become payable under any Employee Plan or Compensation Arrangement to the extent consisting solely of grants of Company Stock, including the vesting of any award under the Insight Communications Company, Inc. 2005 Stock Incentive Plan (the “Stock Plan”);

(xii)     (A) modify, amend or suspend any Material Contract (excluding all Programming Agreements and Retransmission Consent Agreements which are governed by 4.01(a)(xiii)), Lease, Revenue Lease, Easement Agreement, material License or Franchise; (B) enter into, renew (whether pursuant to any automatic renewals for which the latest date to provide notice of non-renewal has not passed as of the date hereof or otherwise, and except as provided in Section 4.01(b)(iv)) or obtain any Material Contract, Easement Agreement, Revenue Lease, material License, Franchise or Related Party Transaction; (C) reject, repudiate, terminate or abrogate any Material Contract, Revenue Lease, Easement Agreement, material

License or Franchise, except with respect to any expiration of such Material Contract, Revenue Lease, Easement Agreement, material License or Franchise in accordance with its term; or (D) modify, amend, waive, suspend or terminate the Securityholders Agreement or the Sellers Agreement in any manner adverse to Buyer;

(xiii)      (A) enter into, modify, renew (whether pursuant to any automatic renewal or otherwise), amend or extend any Programming Agreement or Retransmission Consent Agreement, other than extensions of expiring Programming Agreements and expiring Retransmission Consent Agreements on a month-to-month basis.

(xiv)      change any method of accounting or accounting principles or practices by the Company or any Company Subsidiary from those used to prepare the Business Financial Statements, except for any such change required by a change in GAAP;

(xv)       terminate, cancel, amend or modify, or fail to maintain or renew, any material Insurance Policies maintained by it covering the Company or the Company Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

(xvi)      make or rescind any election with respect to Taxes, change any material Tax accounting method, enter into any closing agreement, file any amendment (except as required by a change in applicable Law) to previously filed Tax Returns relating to material Taxes payable by the Company and the Company Subsidiaries or, waive or extend any statute of limitations with respect to Taxes;

(xvii)     engage in any marketing, subscriber installation or collection practices or initiate any subscriber campaigns, promotions or bundling with respect to the Systems, in each case other than any such practices, campaigns, promotions or bundling (A) that are on the same terms and conditions as, and are offered to customers and in geographic areas in a manner consistent with, the practices, campaigns, promotions or bundling currently offered in the Ordinary Course as set forth in Section 2.23 of the Company Disclosure Letter or (B) set forth in Section 4.01(a)(xvii) of the Company Disclosure Letter, which, for the avoidance of doubt, are in addition to the Ordinary Course items set forth in clause (A) (or, in the case of either clause (A) or (B), any substantially similar promotion that is no less favorable to the Insight Companies from a financial point of view) (each, a “Permitted Promotion”);

(xviii)    except as required by applicable Laws or Judgments, add or voluntarily delete any channels to any System, or change the channel lineup (including by repositioning any channel) in any System or commit to do so in the future;

(xix)     make any cost-of-service or hardship election under the Rules and Regulations adopted under the Communications Act;

(xx)      convert any billing systems used by the Business;

(xxi)     except to the extent expressly required herein or by Law (in which case the Company will promptly notify Buyer of any such change), change the rates charged for any class of cable television, telephony or high speed data services, except for rate increases provided for in Section 4.01(a)(xxi) of the Company Disclosure Letter;

(xxii)   make any (A) change to the Insight Subscriber Policy or the Insight Disconnect Policy (or the methods or practices with which any such policy is carried out) or (B) material change in its policies or practices with respect to collection of accounts receivable or payment of accounts payable of the Business;

(xxiii)  adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries; or

(xxiv)  agree or commit to do any of the foregoing.

(b)      Affirmative Covenants.  The Company shall, and shall cause the Company Subsidiaries to, do the following:

(i)        Access to Information.  Afford to Buyer and its authorized Representatives such access during normal business hours upon reasonable advance notice throughout the period prior to the Closing to the Company’s books, records (including Tax Returns, internal Tax work papers, documents relating to rulings or other determinations by Taxing Authorities, records concerning the ownership and Tax basis of property, and work papers of the Company’s independent auditors), Contracts, operational data, facilities and properties (including for the purposes of conducting customary “Phase I” environmental studies thereof), personnel, counsel and financial advisors (including tax advisors and consultants) and to such other information, as Buyer shall reasonably request (provided all such access is coordinated through Company senior management designated in writing by the Company and such access does not unreasonably interfere with the management and operations of the Business or the Company’s performance of its obligations under this Agreement), subject to any existing confidentiality obligations of the Company and applicable Law or unless the disclosure of any information would jeopardize any applicable legal privilege or the work product doctrine; provided, that in each case Buyer and the Company shall use commercially reasonable efforts to cooperate with one another to permit disclosure of such information in a manner consistent with such confidentiality obligations and the preservation of such legal privilege or work product protection (including by seeking consent of the applicable party to whom the duty of confidentiality is owed) or waive such privilege. All information obtained by Buyer pursuant to this Section shall continue to be governed by the Confidentiality Agreement.

(ii)       Prompt notification.  Use commercially reasonable efforts to promptly notify Buyer of any event, condition, change, development, circumstance, effect, state of facts or action by the Company or any Company Subsidiary or otherwise, that becomes known to the Company, the existence, occurrence or taking of which would result in any of its representations and warranties in this Agreement or in any Transaction Document to which it or any Company Subsidiary is a party not being true and correct in all material respects (or if qualified by materiality or Company Material Adverse Effect, in all respects) when made or at Closing (unless and to the extent that any such representation or warranty speaks specifically as of an earlier date, in which case, at such earlier date).

(iii)   Financial Information.  Furnish to Buyer:

(A)    no later than forty-five (45) days following the close of each fiscal quarter, quarterly reports which shall consist of (1) an unaudited condensed consolidated balance sheet at the last date of such fiscal quarter, (2) an unaudited condensed consolidated statement of operations for such fiscal quarter and (3) an unaudited condensed consolidated statement of cash flows for such quarter, in each case, for the Insight Companies, prepared in accordance with GAAP, subject to normal year-end adjustments and the absence of notes and similar presentation items therein;

(B)    no later than thirty (30) days following the close of each calendar month, monthly reports consisting of (1) an unaudited statement of assets and liabilities for such month, complete with a comparison to the same monthly period for the prior year (to the extent available), (2) an unaudited statement of working capital for such month complete with a comparison to the same monthly period for the prior year (to the extent available), (3) an unaudited statement of income and loss for such month and year-to-date period complete with a comparison to the same monthly period for the prior year (to the extent available), (4) an unaudited report of actual capital expenditures for such month and year-to-date, and (5) monthly trial balances, in each case, for each of the Company’s “districts” and cost/profit centers (e.g., Columbus Ad Sales, Insight Business Services, Support Services-IT, etc.);

(C)    no later than thirty (30) days following the close of each calendar month, all subscriber and other service recipient counts (using the categories set forth in Section 2.20(a) in accordance with the Insight Subscriber Policy set forth in Section 2.20(c) of the Company Disclosure Letter); and

(D)    no later than forty-five (45) days following the close of each calendar month, the Company’s good faith estimates of each item required to be set forth in the Preliminary Closing Statement (other than Unpaid Transaction Expenses), in each case calculated assuming that the Closing Date occurred at the end of such month.

(iv)   Keep Organization Intact.  The Company shall and shall cause each Company Subsidiary to (a) use its commercially reasonable efforts to preserve intact the Business and preserve for Buyer its goodwill and maintain the Company’s relationships with its suppliers, customers, Governmental Authorities, employees and others having business relations with it (except with respect to any voluntary departure or termination for cause of any of the Business Employees), (b) use its commercially reasonable efforts to maintain all of the Franchises in the Ordinary Course, including using its commercially reasonable efforts to perform all obligations under all of the Franchises and to renew material Licenses and Franchises that expire prior to the Closing Date in the Ordinary Course (provided, that, subject to and without limiting Section 4.04(c), no Company Subsidiary shall renew any Franchise without Buyer’s prior written consent), (c) use its commercially reasonable efforts to implement all rate changes in the Ordinary Course (and consistent with the amounts and timelines for prior rate increases), including those provided for in Section 4.01(b)(iii) of the Company Disclosure Letter and (d) maintain inventory and equipment sufficient for the operation of the Business in the Ordinary Course.

  (v)      Marketing; Advertising; Promotions.  Subject to Section 4.01(a)(xvii), continue marketing, advertising and promotional expenditures with respect to the Systems in the Ordinary Course.

  (vi)     FCC Forms.  Upon Buyer’s prior written request, give or cause to be given to Buyer, and its counsel, prior to the date of submission to the appropriate Governmental Authority, notice of all FCC Forms 499, 1200, 1205, 1210, 1215, 1220 and 1240, and any other FCC Forms required under the regulations of the FCC promulgated under the Communications Act that are prepared with respect to the Business or any of the Systems and, to the extent reasonably requested by Buyer, copies thereof.

  (vii)    Insurance.  Use commercially reasonable efforts to expend all Insurance Proceeds to restore or replace the lost, condemned or taken Assets that gave rise to the receipt of such Insurance Proceeds with similar Assets of substantially equal or greater value and utility.

  (viii)   Capital Expenditures; Operations.  Use commercially reasonable efforts to make, and cause the Company Subsidiaries to make, capital expenditures in an aggregate amount equal to the Target Capital Expenditure Amount as of the Closing Date.

  (ix)     Certain Extensions.  Use commercially reasonable efforts to extend all expiring Programming Agreements and expiring Retransmission Consent Agreements on a month-to-month basis.

  (x)      Continue Policies.  Implement disconnections of service in accordance with the Insight Disconnect Policy.

Section 4.02. Confidentiality; Press Release

(a)       The Company and Buyer are parties to a confidentiality agreement dated as of November 6, 2009, as amended on June 30, 2011 (the “Confidentiality Agreement”). Notwithstanding the execution, delivery and performance of this Agreement, or the termination of this Agreement prior to the Closing, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(b)       No party will issue any press release or make any other public announcements concerning this Agreement or the transactions contemplated hereby except in consultation with the other parties, except for disclosures required by Law and any legal obligations imposed on the Company and the Company Subsidiaries under the Bond Indenture, including its contractual obligation thereunder to make filings and disclosures as if it were a reporting company under the Exchange Act, in which case the party intending to make such release or disclosure shall provide the other parties with an advance copy and a reasonable opportunity to review and comment; provided, however, that nothing in this Section 4.02 shall restrict the Company or Buyer from accurately disclosing the terms of the transaction to the Company Stockholders or Buyer’s stockholders or restrict the parties from disclosures to Persons where required for such party to perform its obligations under this Agreement.

Section 4.03.    Cooperation; Commercially Reasonable Efforts; Buyer Notification.

(a)            Subject to the other provisions of this Agreement, which may limit or impose additional or different obligations (including Sections 4.04 and 4.05), the parties shall cooperate with each other and their respective counsel, accountants, agents and other representatives in connection with any commercially reasonable actions required to be taken as part of their respective obligations under this Agreement, and otherwise use their commercially reasonable efforts to consummate the transactions contemplated hereby and to fulfill their obligations hereunder as expeditiously as practicable.

(b)            Buyer shall use commercially reasonable efforts to promptly notify the Company of any event, condition, change, development, circumstance, effect, state of facts or action by Buyer or otherwise, that becomes known to Buyer, the existence, occurrence or taking of which would result in any of its representations and warranties in this Agreement or in any Transaction Document to which it is a party not being true and correct (or if qualified by materiality or Company Material Adverse Effect, in all respects) when made or at Closing (unless and to the extent that any such representation or warranty speaks specifically as of an earlier date, in which case, at such earlier date).

Section 4.04.    Consents and Filings.

(a)            As soon as reasonably practicable after the date of this Agreement, Buyer and Merger Sub, on the one hand, and the Company, on the other hand, shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable under applicable Laws, Contracts, Leases and Revenue Leases to consummate the Merger and the other transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Person all documentation to effect all filings, notices (including any carrier change notices), petitions, statements, registrations, submissions of information, applications and other documents required hereunder and (ii) obtaining and maintaining all approvals, consents, waivers, permits, notices and authorizations required to be obtained hereunder from any Governmental Authority or other Person to consummate the Merger and this Agreement and the transactions contemplated hereby (the foregoing in this clause (ii), collectively, the “Consents”). In furtherance of the foregoing, Buyer and Merger Sub, on the one hand, and the Company, on the other hand, (i) shall make all necessary filings to obtain the Consents from the FCC and the PUCs listed in Section 2.04 of the Company Disclosure Letter no later than fifteen (15) Business Days after the date of this Agreement, (ii) shall make all necessary filings to obtain all necessary Consents under Section 652 of the Communications Act and the FCC Regulations promulgated thereunder and, if applicable, the Consent of any other Governmental Authority required in connection with any necessary Consents under Section 652 of the Communications Act and the FCC Regulations promulgated thereunder, and (iii) shall make all necessary filings to obtain the Consents from Franchising Authorities listed in Section 2.04(B) of the Company Disclosure Letter (including FCC Forms 394 or other appropriate forms) or other applicable Governmental Authorities no later than twenty (20) Business Days after the date of this Agreement. Buyer shall promptly, but, to the extent practicable, in no event more than ten (10) Business Days after receipt of such request, furnish to any Governmental Authority from which a Consent is requested such information regarding Buyer, Buyer’s Affiliates or its direct or indirect investors, including financial or other required information relating to the cable and other media operations of such Persons, as a Governmental Authority may lawfully and reasonably require in connection with granting such Consent.

(b)      The parties shall afford one another the opportunity to review and approve the form of each Consent prior to its delivery to the relevant Person, and the Company shall not accept or agree or accede to any modifications or amendments thereto or in connection with, or any conditions to the Merger or transfer of Franchises, Licenses or Material Contracts that are not approved in writing by Buyer, which approval, subject to the other provisions of this Agreement, shall not be unreasonably withheld or delayed and Buyer shall not accept or agree or accede to any modifications or amendments to any form of Consent if it imposes any Retained Franchise Liability on the Company or the Company Stockholders without the prior written approval of the Company, which approval shall not be unreasonably withheld or delayed. Each of the parties shall promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to any filing made or actions taken pursuant to this Section 4.04. Each of the Company and Buyer shall make its representatives available (at its own expense) to attend one or more meetings of a Governmental Authority from whom a Consent is requested. Subject to Section 4.04(e), no party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry, unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties will (i) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and (ii) provide each other with copies of all correspondence, filings or communications between them or any of their authorized representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to any filings made or actions taken pursuant to this Section 4.04.

(c)      After the Closing, subject to Buyer’s rights under Section 7.02, the Company Stockholders shall have no further Liability to obtain any Consent not obtained prior to the Closing or for the failure to obtain such Consent, except to the extent related to or resulting from any breach of any representation, warranty or covenant contained in this Agreement. Except as provided below, nothing herein shall require the expenditure or payment of any funds (other than in respect of normal and usual processing fees, filing fees or other similar normal costs imposed by a Governmental Authority or other Person in connection with the granting of a Consent required hereunder (“Consent Fees”), which shall be shared equally by the Company and Buyer) or the giving of any other consideration by Buyer or any of its Affiliates, the Company or any of the Company Subsidiaries or any of the Company Stockholders in order to obtain any Consent; provided, however, that, (i) if in connection with the process of obtaining any Consent, a Franchising Authority imposes any condition or any change to, or mandates the renewal of, a Franchise to which such Consent relates that would be applicable to Buyer or any Insight Company as a requirement for granting its Consent, Buyer shall use commercially reasonable efforts to negotiate with such Franchising Authority, after reasonable consultation with the Company, with respect to such condition, change or renewal; provided, further, that, notwithstanding anything to the contrary in this Agreement, Buyer shall not be required to accept (and without the prior written consent of Buyer, no Insight Company shall accept) any condition, change or renewal term or condition that is imposed by such Franchising Authority unless such condition, change or renewal term or condition (A) is not material relative to the operation of the Franchise in question, (B) is commercially reasonable (taking into account the current competitive environment) and (C) does not require the provision, without arm’s-length consideration, by any Insight Company or Buyer or its Affiliates of any services that any of the foregoing otherwise provides on a fee-for-service basis in the ordinary course of its business, or (ii) if in connection with the process of obtaining any Consent, a Franchising Authority requires any Insight Company to cure past violations under a Franchise to which such consent relates, the Company shall use commercially reasonable efforts to negotiate with such Franchising Authority, and if it is ultimately determined that there is any outstanding Liability for any past violations, the Company shall be responsible for all such Liabilities (the “Retained Franchise Liabilities”). In addition, if any imposed condition or change can be resolved through monetary payments to such Governmental Authority, either Buyer or the Company may elect, in its sole discretion and at its sole cost and expense, to satisfy the full amount of such monetary payments prior to the Closing Date, in which case, the other party shall be deemed to accept such condition or change to the extent so satisfied (which, in the case of any such election by the Company, is referred to as the “Company Franchise Amount”). Subject to the other provisions of this Agreement, each of Buyer and the Company shall use its commercially reasonable efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the matters contemplated by this Section 4.04.

(d)      Following the date hereof and until the Closing, the Company shall timely send or cause to be sent all required renewal letters pursuant to Section 626(a) of the Communications Act to the proper Governmental Authority with respect to all applicable Franchises of the Systems that are due to expire within thirty (30) months after any date between the date of this Agreement and the Closing Date.

(e)      Notwithstanding anything to the contrary contained in this Section 4.04, (i) the obligations of Buyer pursuant to this Section 4.04 shall be subject in all respects to the No Divestiture Standard and Section 4.05(e), (ii) in no event shall Buyer or the Company be required to furnish any information that, based on the advice of counsel, would reasonably be expected to constitute a waiver of any applicable legal privilege or work product protection (provided, that Buyer and the Company shall use commercially reasonable efforts to cooperate with one another to permit disclosure of such information in a manner consistent with the preservation of such legal privilege or work product protection) and (iii) Buyer shall not be required to permit the Company to attend or participate in the portion of any meeting with any Governmental Authority to the extent Buyer reasonably determines in good faith that such participation would reveal to the Company material proprietary, strategic or confidential information about Buyer or its Affiliates and their respective operations so long as the Company’s absence does not prejudice or otherwise adversely impact the Company in connection with the Consent process, including with respect to discussions relating to past violations of the Insight Companies prior to the Closing Date, in which case, the Company shall be entitled to be represented at any such portion of the meeting by its legal counsel alone.

Section 4.05.    Antitrust Matters.

(a)            As soon as practicable after the execution of this Agreement, but in any event no later than fifteen (15) Business Days after such execution, the Company, as the “acquired person,” and Buyer, as the “acquiring person,” will each complete and file, or cause to be completed and filed, a premerger notification and report under the HSR Act that is consistent with the rules and regulations of the Federal Trade Commission (the “FTC”). The Company and Buyer shall respond as promptly as reasonably practicable to any inquiries received from the FTC and the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) for additional information or documentation and respond as promptly as reasonably practicable to all inquiries and requests received from any other Governmental Authority in connection with antitrust or competition matters. The fees relating to the filings required by the HSR Act shall be shared equally by Buyer, on the one hand, and the Company, on the other hand.

(b)            Each of the parties shall promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to any filing made or actions taken pursuant to this Section 4.05. Each of the parties shall provide the other parties with the opportunity to review and comment on all applications, petitions, pleadings and arguments to be filed by such party with any Governmental Authority pursuant to this Section 4.05. Subject to Section 4.05(d), no party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry, unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and to the extent legally permissible, the parties will (i) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and (ii) provide each other with copies of all correspondence, filings or communications between them or any of their authorized representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to any filings made or actions taken pursuant to this Section 4.05. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other parties to this Agreement.

(c)            Buyer agrees to use its commercially reasonable efforts to eliminate each and every impediment and obtain all Consents under any antitrust or competition Law(including the HSR Act) that may be required by the FTC or the Antitrust Division so as to enable the parties to consummate the transactions contemplated by this Agreement as promptly as practicable, and in no event later than the Termination Date; provided, however, that, notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require Buyer to implement any Divesture, agree to any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full rights of ownership of any asset or business (including the Assets and the Business, respectively), agree to any other condition or consent decree, terminate or amend any existing or contemplated governance structure or contemplated contractual or governance rights, as determined by the applicable Governmental Authority, or enter into any Contract if doing so would reasonably be expected, individually or in the aggregate, (i) to have an adverse impact

(other than, with respect to any Divestiture only, a de minimis adverse impact)on Buyer or any of its Subsidiaries or any of their respective businesses or assets or (ii) require the Divestiture of basic video subscribers in excess of the amount set forth in Section 4.05(c) of the Buyer Disclosure Letter, it being understood that the incurrence of legal, accounting, investment banking and other customary forms of transaction expenses and the commitment of reasonable management time and effort shall not be considered an adverse impact for the purpose of clauses (i) or (ii) of this Section 4.05(c) (clauses (i) and (ii) collectively, the “No Divestiture Standard”).For purposes of this Agreement, a “Divestiture” of any asset or business shall mean any sale, lease, license, transfer, conveyance, separate holding, disposal, divestiture, disposition or other encumbrance or any agreement to do any of the foregoing with respect to such asset or business (including transfer of such asset or business to a trust).Subject to the other provisions of this Section 4.05, Buyer will use commercially reasonable efforts to take any and all actions necessary, including all actions customarily required by the FTC or the Antitrust Division, in order to ensure that (x) no requirement for any non-action or Consent of the FTC or the Antitrust Division, (y) no decree, Judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition Law (excluding the Communications Act), would preclude consummation of the transactions contemplated by this Agreement on or before the Termination Date.

(d)        Notwithstanding anything to the contrary contained in this Section 4.05, (i) in no event shall Buyer or the Company be required to furnish any information that, based on the advice of counsel, would reasonably be expected to create any Liability under applicable Laws (including U.S. antitrust Laws) or constitute a waiver of any applicable legal privilege or work product protection (provided, that Buyer and the Company shall use commercially reasonable efforts to cooperate with one another to permit disclosure of such information in a manner consistent with the preservation of such legal privilege or work product protection) and (ii) Buyer shall not be required to permit the Company to attend or participate in the portion of any meeting with any Governmental Authority to the extent Buyer reasonably determines in good faith that such participation would reveal to the Company material proprietary, strategic or confidential information about Buyer or its Affiliates and their respective operations, so long as the Company’s absence does not prejudice or otherwise adversely impact the Company in connection with the Consent process, in which case, the Company shall be entitled to be represented at any such portion of the meeting by its legal counsel alone.

(e)        Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall impose upon Buyer or any of its Subsidiaries any obligation, or any obligation to agree (whether with respect to a Governmental Authority or otherwise) to any obligation, to, except with respect to the transactions contemplated by this Agreement, (i) not continue or newly pursue, (ii) cease, terminate or amend or otherwise modify the terms or conditions of, (iii) fail to consummate or (iv) agree to any of the foregoing, in each case, with respect to any actual or attempted acquisition, investment or other strategic transaction (including purchase of assets or equity, merger, consolidation or otherwise), by Buyer or any of its Subsidiaries involving any other Person or the assets or business of any such Person.

Section 4.06.    Insight Company Debt Obligations.

(a)            Within twenty (20) Business Days following a request by Buyer, the Company shall commence offers to purchase and related consent solicitations with respect to all of the outstanding aggregate principal amount of the Company’s Bonds, on such terms and conditions as are reasonably acceptable to Buyer and the Company, including the solicitation of consents to eliminate substantially all of the covenants contained in the Bond Indenture (the “Debt Tender Offers”), and Buyer shall assist the Company in connection therewith. Promptly following the expiration date of the consent solicitations, assuming the requisite consents are received, the Company shall execute a supplemental indenture to the Bond Indenture, reflecting the amendments to such indenture consented to pursuant to the Debt Tender Offer, which supplemental indenture shall become effective upon execution by the Company and the trustee and shall become operative concurrently with the Effective Time, and shall use its commercially reasonable efforts to cause the trustee under the Bond Indenture to promptly enter into such supplemental indenture, as applicable. The Company shall provide, and shall cause the Company Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective representatives to, provide all cooperation requested by Buyer in connection with the Debt Tender Offer. The acceptance for purchase of the Bonds tendered in the Debt Tender Offer shall be conditioned on the occurrence of the Closing. Concurrently with the Effective Time, and in accordance with the terms of the Debt Tender Offer, Buyer shall cause the Company to accept for purchase and purchase the Bonds properly tendered and not properly withdrawn in the Debt Tender Offer and provide to the Company cash in an amount sufficient to fund such purchase, including any applicable premiums, accrued and unpaid interest and all related fees and expenses. The Debt Tender Offer and other actions taken in connection therewith shall be conducted in accordance with the terms of the Bond Indenture and applicable Law. Buyer and its counsel shall be given a reasonable opportunity to review and comment on the offering documents to be used in connection with the Debt Tender Offer prior to commencement of the Debt Tender Offer, and the Company shall incorporate all reasonable comments of Buyer thereto. Buyer shall reimburse the Company for all reasonable and documented out of pocket costs and expenses (including legal and accounting fees and costs) incurred by the Company pursuant this Section 4.06(a).

(b)            After the Closing, to the extent the Debt Tender Offer was not effected with respect to all Bonds, the Surviving Corporation shall commence a Change of Control Offer (as defined in the Bond Indenture) in accordance with the terms and conditions of the Bond Indenture and shall comply in all material respects with its obligations under the Bond Indenture with respect to such Change of Control Offer in accordance with its terms, and the Company Stockholders shall not have any Liability in respect of such Change of Control Offer and the Surviving Corporation’s compliance with the Bond Indenture from and after the Effective Time, other than to the extent included in the definition of Company Debt and reflected in the calculation of Merger Consideration.

(c)            Subject to payment of the Company Debt by Buyer at the Closing, substantially simultaneously with the Closing, the Company shall satisfy and discharge the Company Debt under the Credit Agreement and related documents and obligations with respect to Swap Contracts or similar arrangements (including, for the avoidance of doubt, all Swap Breakage Costs and all Swap Interest Costs) and all principal, accrued and unpaid interest and all other amounts that become payable, concurrently with, or as a result of, the consummation of the Closing (such amount referred to as the “Credit Agreement Payoff Amount”).

Section 4.07.    Information Statement. Each of the Company and the Stockholders’ Representative shall, prior to the distribution of any such materials, afford Buyer a reasonable opportunity to review and comment upon any information statement or similar disclosure document to the stockholders of the Company with respect to the transactions contemplated by this Agreement. All such materials shall be in form and substance reasonably acceptable to Buyer and will include any information required to be included therein pursuant to Section 262 of the DGCL. The Company shall use commercially reasonable efforts to distribute such materials to the stockholders of the Company not later than twenty (20) Business Days following the date of this Agreement.

Section 4.08.    Employee Matters.

(a)            For a period of one year following the Closing Date, Buyer shall provide individuals who, as of the Closing Date, are employees of the Company or any of the Company Subsidiaries, with compensation and benefits that are substantially similar in the aggregate to the compensation and benefits provided by the Buyer and its Affiliates to similarly situated employees of Buyer and its Affiliates; provided, that no equity-based compensation, defined benefit plan, retention or sale bonuses or severance shall be taken into account for purposes of determining similarity of benefits hereunder; provided, further, that nothing contained in this Section 4.08 shall limit Buyer’s right to terminate the employment of any employee under such employee benefit plans or arrangements following the Closing Date. Notwithstanding the foregoing, Buyer shall maintain for a period of no less than six months following the Closing Date the Insight Communications Company, Inc. Executive Severance Pay Plan, the Insight Communications Company, Inc. Severance Pay Plan for Management and Non-Management Exempt Employees and the Insight Communications Company, Inc. Severance Pay Plan for Non-Exempt Employees, as in effect on the date hereof (the “Insight Severance Plans”). Buyer shall, and shall cause the Company to, treat, and cause the applicable benefit plans (other than any equity compensation plan, defined benefit pension plan or retiree medical plan (to the extent permitted by applicable Law)) to treat, the service of Business Employees that are employed by the Company, the Buyer or any of their respective Affiliates, after the closing, with the Company or the Company Subsidiaries (or their predecessor entities) attributable to any period before the Effective Time as service rendered to Buyer for purposes of eligibility to participate, vesting and for other appropriate benefits, including applicability of minimum waiting periods for participation. Nothing contained herein, express or implied, is intended to confer upon any employee of the Company or any of the Company’s Subsidiaries any right to continued employment for any period, nor shall it constitute an amendment to or any other modification of any Employee Plan or Compensation Arrangement. This Section 4.08 is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, to create any agreement of employment with any employee or to otherwise create any third party beneficiary hereunder, or to be interpreted as an amendment to any Plan of Buyer or any Affiliate of Buyer.

(b)            Buyer shall retain or otherwise assume full responsibility and Liability for offering and providing “continuation coverage” to any “covered employee” and any

“qualified beneficiary” who is covered by a “group health plan” sponsored or contributed to by the Company or its ERISA Affiliates who has experienced a “qualifying event” or is receiving “continuation coverage” on or prior to the Closing Date; provided, that the foregoing shall not limit Buyer’s rights under applicable labor Law, including its right to set initial terms and conditions with respect to any represented employees, if any, where appropriate. “Continuation coverage,” “covered employee,” “qualified beneficiary,” “qualifying event” and “group health plan” all shall have the meanings given such terms under Section 4980B of the Code and Section 601 et seq. of ERISA.

(c)        The Company hereby agrees to submit and recommend for approval by the Company Stockholders all payments or benefits to any employee, stockholder director or other individual providing services to the Company or any Company Subsidiary who it reasonably determines could, individually or when aggregated with other payments or benefits, constitute “excess parachute payments” within the meaning of Section 280G of the Code, including the acceleration of vesting of equity or any severance payments or retention, deal or sale bonuses payable in connection with the Merger and the transactions contemplated by this Agreement, using the stockholder approval procedures set forth in Section 280G(b)(5)(B) of the Code. The Company further agrees that, to the extent that any individuals have rights to payments or benefits that could constitute “excess parachute payments” absent such stockholder approval, for example, because such individual has a contractual right to receive the payment or benefit even if stockholder approval is not obtained, the Company shall use its best efforts to obtain the waiver by such individual of all payments or benefits that could constitute “excess parachute payments” and submit the payments or benefits to stockholders for approval as provided in the preceding sentence. The Company agrees to provide Buyer or its designated agents with the form of waiver of any payment or benefit, the disclosure documentation relating to stockholder approval and the stockholder approval consent form or other necessary documentation of such stockholder approval, in each case, within a reasonable period of time in advance of the execution or submission of such waiver, disclosure, consent or other documentation.

(d)        Immediately prior to the Effective Time, the Company shall terminate the employment of those Business Employees listed on Section 4.08(d) of the Disclosure Schedule. Immediately prior to the Effective Time, the Company shall terminate the employment of those Business Employees designated by the Buyer no later than seventy (70) days prior to the Closing Date. Each Business Employee terminated in accordance with the foregoing sentence and each other Business Employee who experiences a “qualifying termination” (as defined under the terms of the Insight Severance Plans) within six months following the Closing Date who is an “eligible employee” as defined under the terms of the applicable Insight Severance Plan (without regard to any introductory or probationary period) shall be entitled to receive severance benefits (including any COBRA continuation benefits) under such applicable plan following such termination of employment. Buyer and, from and after the Closing, the Surviving Corporation shall be solely liable for and shall pay, or cause to be paid (including pursuant to an appropriate adjustment to Merger Consideration in favor of the Company Stockholders to the extent payment thereof was effected prior to the Closing with the prior consent of Buyer) any severance benefits payable pursuant to any Employee Plan or Compensation Arrangement, including severance benefits payable under any employment agreement that arises, directly or indirectly, as a result of the termination of employment of any

Business Employee that occurs in connection with the transactions contemplated by this Agreement as provided in the first or second sentence of this Section 4.08(d). For the avoidance of doubt, the Company shall be solely liable for any severance and compensation benefits payable under any Employee Plan or Compensation Arrangement, including severance benefits payable under any employment agreement, arising as the result of a termination of employment prior to the Closing Date other than as provided in the first or second sentence of this Section 4.08(d), and to the extent that any such severance is not paid prior to the Closing Date, such amount shall be treated as a Current Liability in the Company Working Capital. The Company may establish a retention plan to pay retention bonuses to certain Business Employees on or prior to the Closing, and the Company shall be solely liable for any compensation and benefits payable thereunder, and any such compensation and benefits that are not paid prior to the Closing Date shall be treated as an Unpaid Transaction Expense (the “Company Retention Amount”).

(e)            At the option of Buyer, all paid time off (to include vacation, sick and personal hours) that is accrued but unused and unpaid immediately prior to the Closing Date in respect of the Business Employees shall be cancelled, and the affected Business Employees shall receive payment immediately prior to the Closing Date in cash in an amount equal to the economic value (determined based on such Business Employees’ rates of compensation in effect as of the day prior to the Closing Date) of paid time off time hours accrued in respect of the affected Business Employees during their employment with the Company prior to the Closing Date. For the avoidance of doubt, the economic costs of the payments referred to in the preceding sentence shall be an obligation of the Buyer and not the Company Stockholders. An adjustment to Company Debt or Company Working Capital will be made in favor of the Company Stockholders to the extent required to effectuate the foregoing intent. To the extent Buyer does not require the cancellation and payout of accrued but unused paid time off, Buyer shall, and cause the Company to, permit the Business Employees that are employed by the Company, the Buyer, or any of their respective Affiliates, after the closing to use, and shall grant credit for, all accrued but unused vacation and sick leave to which such Business Employees are entitled under any Compensation Arrangement immediately prior to the Effective Time.

(f)            Termination of Tax-Qualified Plans.  Upon the written request of Buyer, prior to the Closing Date and the Effective Time, the Company shall adopt resolutions to provide prior to the Effective Time, each Employee Plan that is a plan intended to be qualified under Section 401(a) of the Code (each, a “Tax-Qualified Plan”) shall be terminated, and from and after the Effective Time no Tax-Qualified Plan shall hold or distribute Company Common Stock or any other employer securities. Buyer and its counsel shall be given a reasonable opportunity to review and comment on, and shall have a right to approve (such approval not to be unreasonably withheld), all of the resolutions referred to in this Section 4.08(f) prior to the distribution or adoption of any thereof, and the Company shall incorporate all reasonable comments of Buyer thereto.

Section 4.09.    Tax Matters.

(a)            Tax Returns Filed Prior to Closing.  Between the date of this Agreement and the Closing, the Company shall and shall cause each Company Subsidiary to (i) prepare, in the Ordinary Course (except as otherwise required by a change in Law or a good faith resolution of a Contest), and timely file all Tax Returns required to be filed by it (or them)

on or before the Closing Date (after giving effect to valid filing extensions) (hereinafter referred to as the “Post-Signing Returns”); (ii) consult with Buyer in good faith with respect to all Post-Signing Returns that are income Tax Returns (the “Post-Signing Income Tax Returns”) and provide Buyer with drafts of any Post-Signing Income Tax Returns (together with the relevant back-up information upon request) for review and consent (which consent shall not be unreasonably withheld, conditioned or delayed) at least twenty (20) Business Days prior to the due date for filing any such Post-Signing Income Tax Returns; and (iii) fully and timely pay all Taxes due and payable in respect of all Post-Signing Returns.

(b)      Tax Returns Filed After Closing.

(i)    Subject to clause (ii) below, after the Closing Date, Buyer shall prepare or cause to be prepared and shall file or cause to be filed all Tax Returns for the Company and the Company Subsidiaries for all taxable periods beginning before the Closing Date for which Tax Returns have not been filed prior to the Closing (“Specified Tax Returns”), and Buyer shall pay or cause to be paid all Taxes shown to be due on such Specified Tax Returns.

(ii)    All of the Specified Tax Returns that are income Tax Returns shall be prepared in the Ordinary Course (except as otherwise required by a change in Law or by Buyer’s determination to the contrary, in its reasonable discretion), and Buyer shall consult with the Stockholders’ Representative in good faith with respect to all such Specified Tax Returns and provide the Stockholders’ Representative with drafts of such Specified Tax Returns (together with the relevant back-up information upon request) for review and consent (which shall not be unreasonably withheld, conditioned or delayed) at least twenty (20) Business Days prior to the due date for filing such Specified Tax Returns.

(iii)  If Buyer asserts an indemnification claim pursuant to Section 7.02(a)(iv) with respect to Taxes shown on any Specified Tax Return that is not an income Tax Return (a “Relevant Non-Income Tax Return”) and the Stockholders’ Representative objects to Buyer’s reporting position regarding such indemnified Taxes, then an independent accounting firm agreed upon by the parties shall determine the amount of Taxes, if any, properly reported on the Relevant Non-Income Tax Return and indemnifiable by Stockholders’ Representative; provided, that any actual reporting position that such independent accounting firm determines to be consistent with Ordinary Course or with applicable Law shall be deemed correct in all cases. The fees and expenses of the independent accounting firm for the services rendered pursuant to this Section 4.09(b)(iii) shall be borne by Buyer and by the Stockholders’ Representative in inverse proportion as they may prevail on matters resolved by such independent accounting firm, which proportional allocations shall also be determined by such independent accounting firm at the time the determination of such independent accounting firm is rendered on the matters submitted.

(iv)    After the Closing Date, Buyer shall not (and shall cause the Company and the Company Subsidiaries not to) amend any Tax Return of the Company or any Company Subsidiary for any taxable period ending on or before the Closing Date without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned.

(v)      In the event any party objects to a Tax Return pursuant to its consent rights set forth in Sections 4.09(a) or (b)(ii), and the parties cannot resolve the objection prior to filing, a filing extension shall be obtained and the matter shall be resolved by an independent accounting firm agreed upon by the parties.

(c)       Additional Agreements.  Between the date of this Agreement and the Closing, the Company shall and shall cause each Company Subsidiary to(i) properly reserve (and reflect such reserve in its books and records and financial statements), in the Ordinary Course, for all Taxes payable by it (or them) for which no Post-Signing Return is filed prior to the Closing Date; (ii) promptly notify Buyer of any federal, state, local or foreign income or franchise Tax Contest, and any other suit, claim, action, investigation, proceeding or audit initiated or pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims, and not settle or compromise any such Tax matter or action or proceeding without Buyer’s consent (not to be unreasonably withheld, conditioned or delayed); (iii) provide Buyer access to any information or documentation reasonably requested by Buyer with respect to ongoing Contests or other circumstances described in the immediately preceding subparagraph of this Section 4.09(c); and (iv) provide Buyer with copies of all inquiries, requests, and other correspondence received by the Company or any Company Subsidiary from the IRS or other Taxing Authority pursuant to any ongoing income tax audit, and Buyer and its counsel shall be given a reasonable opportunity to review and comment on all such written statements or documentation to be submitted to such Taxing Authority prior to the submission of any thereof, and the Company shall incorporate all reasonable comments of Buyer thereto.

(d)       Tax Return Cooperation.  Buyer, the Company, and the Stockholders’ Representative shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives reasonably to cooperate, in preparing and filing all Tax Returns relating to the Company and the Company Subsidiaries, including (i) maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes, and (ii) making available to each other the appropriate employees or other personnel to provide additional information or explanation of any material provided hereunder.

(e)       Termination of Tax Allocation Agreements.  Any tax allocation or tax sharing agreement or arrangement, whether or not written, that may have been entered into by the Company or any Company Subsidiary shall be terminated as to the Company and Company Subsidiaries as of the Closing Date, and no payments which are owed by or to the Company or Company Subsidiaries pursuant thereto shall be made thereunder.

(f)       Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions consummated pursuant to this Agreement (“Transfer Taxes”) shall be paid one-half by Buyer and one-half by the Company Stockholders. Buyer, the Company, and the Stockholders’ Representative shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives reasonably to cooperate, in preparing and filing all required Tax Returns in connection with such Transfer Taxes.

(g)      The Company shall use commercially reasonable efforts to pay, or cause to be paid, not later than the Closing Date, the full amount of any unclaimed property (escheat) Liability owed by any Insight Company, including any interest or penalties related thereto, in each case to the appropriate Governmental Authority or Authorities and fulfill or cause to be fulfilled any and all conditions related to voluntary disclosure agreements previously entered into between any Insight Company and a Governmental Authority; provided, that to the extent such Liability is not paid in full at Closing, the Merger Consideration shall be reduced in the amount of the unpaid Liability (the “Escheat Amount”). The Company shall also, no later than the Closing Date, use commercially reasonable efforts to (or cause the relevant Company Subsidiary to) (i) conclude the negotiation of any voluntary disclosure agreements it is currently negotiating with a Governmental Authority, (ii) enter into a binding agreement that provides for the payment of any outstanding unclaimed property Liability along with applicable interest, and (iii) satisfy any conditions related to such agreement.

Section 4.10.  Directors and Officers Insurance.

(a)      From and after the Closing, the Insight Companies shall continue to satisfy the rights of exculpation, indemnification and advancement of expenses to which the present and former partners, members, stockholders, directors, representatives, officers, employees and agents of the Insight Companies (each, an “Indemnified Person”) are entitled with respect to any act or omission occurring prior to the Closing under each such Insight Company’s Charter Documents or by contract or agreement listed on Section 4.10 of the Company Disclosure Letter, in accordance with the terms and conditions of any such exculpation and indemnification provisions as in effect on the date of this Agreement. Until the sixth (6th) anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the Charter Documents of the Company Subsidiaries shall, with respect to matters occurring prior to the Effective Time, contain provisions no less favorable in the aggregate with respect to exculpation, indemnification and advancement of expenses of the Indemnified Persons than are set forth in the Company’s or Company Subsidiaries’ Charter Documents in effect as of the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified prior to the sixth (6th) anniversary of the Effective Time in any manner that would materially adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring prior to the Effective Time. Buyer and the Company further agree that all rights to indemnification or advancement of expenses now existing in favor of Indemnified Persons in any indemnification agreement between such Person and the Company or any Company Subsidiary, as the case may be, or under Law, shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement or Law, or, if earlier, the sixth (6th) anniversary of the Effective Time, in each case, solely to the extent such indemnification agreements or resolutions are provided to Buyer prior to the date hereof.

(b)    In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets of the Business to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or their respective successors or assigns) jointly and severally assume the obligations of the Surviving Corporation (or their respective successors or assigns) as contemplated by this Section 4.10. The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 4.10. The provisions of this Section 4.10 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Persons. Notwithstanding anything to the contrary herein, it is agreed that the rights of an Indemnified Person under this Section 4.10 shall be in addition to, and not a limitation of any other rights such Indemnified Person may have under the Insight Companies’ Charter Documents or the DGCL and nothing in this Section 4.10 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Indemnified Persons under the Insight Companies’ Charter Documents or the DGCL with respect to matters occurring prior to the Effective Time.

(c)            On or prior to the Closing, the Company may, at its discretion, obtain and maintain directors and officers liability insurance policies for the Indemnified Persons with respect to matters occurring prior to the Effective Time, and all policy premia and other costs and expenses in connection therewith (“D&O Tail Costs”) shall be borne by the Company or the Company Stockholders.

Section 4.11.    Real Estate Matters.

(a)                  Buyer and Merger Sub may, at Buyer’s expense and to the extent available in the respective jurisdiction, and the Company and the Company Subsidiaries shall reasonably cooperate with Buyer and Merger Sub to, obtain an ALTA owner’s policy or policies of title insurance (or endorsements updating existing title insurance policies) from a nationally recognized title insurance company reasonably acceptable to Buyer in a form reasonably satisfactory to Buyer insuring fee title to such of the Owned Real Property that Buyer shall designate in writing, subject only to Permitted Liens (and including such endorsements as Buyer and Merger Sub shall reasonably request). Without limiting the foregoing, the Company shall, and shall cause each Company Subsidiary, as applicable, to execute and deliver, at the Closing, any affidavits in customary form as may be reasonably requested by Buyer’s title insurance company in connection with obtaining such policies. The Company and the Company Subsidiaries shall reasonably cooperate with Buyer (provided that they shall not be required to incur any cost, expense or other liability) so that Merger Sub may receive, at Buyer’s expense, a current ALTA/ASCM survey of each such parcel of Owned Real Property. For the avoidance of doubt, nothing in this Section 4.11 shall be construed to modify or expand any of the Company’s representations or warranties contained in ARTICLE II or require the Company to execute and deliver any certificate, document or instruments prior to the Closing.

(b)                  Prior to the Closing, the Company shall, at its sole cost and expense, use commercially reasonable efforts to (A) cause the current record title holders to the Owned Real Properties marked with an asterisk set forth in Section 2.09(a) of the Company Disclosure Letter (the “Curative Properties”) to execute, deliver and record in the applicable county land records, deeds (in a form reasonably satisfactory to Buyer and Buyer’s title insurance company) transferring good and marketable fee title, free and clear of all Liens other than Permitted Liens, to such Owned Real Properties to the appropriate Company Subsidiaries (as reasonably approved by Buyer), or (B) cause a nationally recognized title insurance company to issue an ALTA owner’s policy or policies of title insurance insuring fee title to such Curative Properties, free and clear of all Liens other than Permitted Liens. In addition, prior to Closing, the Company shall, at its sole cost and expense, use commercially reasonable efforts to cause the record title holders to the Owned Real Properties marked with a double asterisk set forth in Section 2.09(a) of the Company Disclosure Letter to be accurately reflected in the applicable real property records as the appropriate Company Subsidiaries by filing or recording such affidavits or other instruments in such real property records as may reasonably be required to evidence the legal name change of the current record title holders or otherwise to reflect in such real property records fee ownership of such Owned Real Properties in such title holders with the correct legal names. Notwithstanding the foregoing, nothing in this Section 4.11(b) shall be construed or deemed to require the Company or any of the Company Subsidiaries to bring any form of judicial action with respect to the Curative Properties, including an action seeking a declaratory judgment or other similar quiet title action.

Section 4.12.    Notification. Between the date of this Agreement and the Closing Date, the Company shall give prompt notice to Buyer, and Buyer shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (ii) of any actions, suits, claims, investigations or proceedings commenced relating to or otherwise affecting such party or any of its Affiliates which relate in any material manner to the transactions contemplated by this Agreement.

Section 4.13.    Termination of Related Party Transactions.  The Company shall take, or cause to be taken, all actions necessary to terminate with respect to the Company or any Company Subsidiary prior to the Closing all Related Party Transactions listed in Section 2.17 of the Company Disclosure Letter that are designated with an asterisk. Buyer shall have the right, in its sole discretion, by written notice to the Company not less than thirty (30) days prior to the Closing Date or such other date, if any, as indicated in Section 2.17 of the Company Disclosure Letter, to designate for termination any other Related Party Transactions (other than any Related Party Transactions (i) governed by Section 4.08 or (ii) listed as items 5 or 13 in Section 2.17 of the Company Disclosure Letter), including any listed in Section 2.17 of the Company Disclosure Letter and not designated with an asterisk as of the date hereof. The Insight Companies shall have the right (but not the obligation) to repay or otherwise discharge prior to Closing some or all of the obligations and liabilities thereunder, and to the extent any such obligations and liabilities are not so repaid or discharged, such obligations and liabilities shall terminate and be extinguished as of and by virtue of the Closing without the payment of any consideration or any further action by any Person. The Company shall provide reasonable evidence of such termination and extinguishment. Neither Buyer nor any of the Insight Companies shall have any Liability after the Closing with respect to any of the Related Party Transactions listed in Section 2.17 of the Company’s Disclosure Letter that are designated with an asterisk.

ARTICLE V

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 5.01.    Conditions to Obligations of Buyer and Merger Sub.  The obligation of Buyer and Merger Sub to effect the Closing is subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a)            Representations and Warranties of the Company.  The representations and warranties set forth in Sections 2.01, 2.02, 2.03, 2.04(i), 2.22 and 2.26 (the “Class 1 Representations and Warranties”; and all other representations and warranties contained in ARTICLE II other than Section 2.12(c), the “Class 2 Representations and Warranties”) that are qualified as to materiality or Company Material Adverse Effect shall be true and correct, and the Class 1 Representations and Warranties that are not so qualified shall be true and correct in all material respects, in each case, at the time made and as of the Closing Date as if made at and as of such time (except, in each case, to the extent expressly made as of an earlier date, in which case as of such earlier date). The Class 2 Representations and Warranties shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifiers set forth therein) at the time made and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such Class 2 Representations and Warranties to be true and correct has not had and would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The representations and warranties set forth in Section 2.12(c) shall be true and correct in all material respects at the time made and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)            Covenants.  The Company shall have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)            Required FCC Consents.  All Consents required from the FCC in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in force and effect.

(d)            Required PUC Consents.  The Consents from the PUCs listed in Section 5.01(d) of the Company Disclosure Letter shall have been obtained and shall be in full force and effect.

(e)            Required Franchise Consents.  The sum of the aggregate number of the total Primary Basic Customers of the Systems belonging to service areas for which either (i) the Franchise is not listed in Section 2.04(B)(1)(a) of the Company Disclosure Letter(provided, however, that Primary Basic Customers associated with Franchises identified on Section 2.04(B)(1)(b) or (B)(3) as requiring notice prior to the Closing shall be included in such aggregate number of total Primary Basic Customers only to the extent such notice has been delivered), or (ii) if Form 394 is to be filed with regard to the applicable Franchise in accordance with Section 2.04(B)(1) of the Company Disclosure Letter or if a Consent with regard to any other Franchise is required, a Consent with regard to such Franchise has been obtained or deemed to have been obtained (it being understood that for this purpose a Consent shall be deemed obtained if it shall be deemed to have been received in accordance with Section 617 of the Communications Act) (clauses (i) and (ii), collectively constituting a “Franchise Consent”) shall be no less than the percentage of the total number of Primary Basic Customers of the Systems as set forth in, and as calculated in accordance with, Section 5.01(e) of the Company Disclosure Letter. A Franchise Consent shall have been obtained in respect of each Franchise representing the percentage of the total number of Primary Basic Customers of the Systems set forth in, and as calculated in accordance with, Section 5.01(e) of the Company Disclosure Letter.

(f)      Hart-Scott-Rodino.  The requisite waiting period, if any, under the HSR Act applicable to the consummation of the Merger shall have expired or been terminated.

(g)      Judgments and Laws.  There shall not be in effect on the date on which the Closing is to occur any Judgment of a court of competent jurisdiction or other prohibition or Law (for the avoidance of doubt, excluding any Law that is expressly covered by Section 5.01(e)) that would prevent or make unlawful the Closing.

(h)      No Material Adverse Change.  Since the date of this Agreement, no event, condition, change, development, circumstance, effect or state of facts shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to constitute or result in a Company Material Adverse Effect.

(i)       Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(j)       Number of Basic Customers.  The Closing Condition Customer Number shall not be less than the amount set forth in Section 5.01(j) of the Company Disclosure Letter that corresponds to the Measurement Condition Date.

(k)      Company Deliverables.  The Company shall have delivered or caused to be delivered each of the deliverables specified in Section 1.02(c).

(l)       Securityholders and Sellers Agreements.  Since the date of this Agreement, neither the Securityholders Agreement nor the Sellers’ Agreement shall have been modified, amended, waived, suspended or terminated in any manner adverse to Buyer (for the avoidance of doubt, it being understood that no modification, amendment, waiver or suspension thereof set forth in the Sellers’ Agreement shall be deemed adverse to Buyer).

(m)     Appraisal Shares.  The Appraisal Retention Amount shall not exceed the amount set forth in Section 5.01(m) of the Company Disclosure Letter.

Section 5.02.       Conditions to Obligations of the Company.  The obligation of the Company to effect the Closing is subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a)      Representations and Warranties.  As to the representations and warranties of Buyer and Merger Sub set forth in ARTICLE III, (i) those representations and warranties set forth in ARTICLE III which are expressly stated to be made solely as of the date of this Agreement or another specified date shall be true and correct in all respects as of such date, and (ii) all other representations and warranties of Buyer and Merger Sub set forth in ARTICLE III shall be true and correct in all respects at and as of the time made and as of the Closing Date as though made at and as of that time, disregarding in each case any qualification regarding materiality or Buyer Material Adverse Effect, except in each case of clauses (i) and (ii) to the extent that the aggregate effect of the inaccuracies in such representations and warranties as of the applicable times does not constitute a Buyer Material Adverse Effect.

(b)      Covenants. Each of Buyer and Merger Sub shall have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)      Hart-Scott-Rodino. The requisite waiting period, if any, under the HSR Act applicable to the consummation of the Merger shall have expired or been terminated.

(d)      Judgments and Laws. There shall not be in effect on the date on which the Closing is to occur any Judgment of a court of competent jurisdiction or other prohibition or Law (for the avoidance of doubt, excluding any Law that is expressly covered by Section 5.01(e)) that would prevent or make unlawful the Closing.

(e)      Number of Basic Customers. The Closing Condition Customer Number shall not be less than the amount set forth in Section 5.01(j) of the Company Disclosure Letter that corresponds to the Measurement Condition Date.

(f)      Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(g)      Buyer Deliverables. Buyer and Merger Sub shall have delivered or caused to be delivered each of the deliverables specified in Section 1.02(d).

(h)      Closing Payments. Buyer and Merger Sub shall have delivered, or caused to have been delivered, the Closing Merger Consideration and other payments required by Section 1.09.

ARTICLE VI

TERMINATION

Section 6.01.    Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)      by mutual written consent of Buyer and the Company;

(b)      by the Company, if Buyer breaches any provision of this Agreement, which breach would prevent any condition to the obligations of the Company in Section 5.02 from being satisfied, and, if curable, such breach is not cured within the Cure Period, as long as the Company is not in breach or default in any material respect of its obligations under this Agreement, which breach or default would prevent any condition to the obligations of the Buyer and Merger Sub in Section 5.01 from being satisfied; provided that the Cure Period shall not apply to Buyer’s obligation to make the Closing Payments; or

(c)          by Buyer, if the Company breaches any provision of this Agreement, which breach would prevent any condition to the obligations of Buyer in Section 5.01 from being satisfied, and, if curable, such breach is not cured within the Cure Period, as long as the Buyer or Merger Sub is not in breach or default in any material respect of its obligations under this Agreement, which breach or default would result in the failure of any condition to the obligations of the Company in Section 5.02 to be satisfied;

(d)          by either the Company or Buyer if the Closing shall not have occurred by the date that is nine (9) months following the date of this Agreement (the “Termination Date”), provided, however, that if any of the conditions set forth in Sections 5.01(c), 5.01(d), 5.01(e), 5.01(f) or 5.02(c) are not satisfied as of the fifth Business Day prior to the Termination Date, then, if each other condition to the Closing set forth in ARTICLE V is or would be on such date satisfied, either the Company or Buyer shall have the right, upon written notice provided to the other party no later than the Termination Date, to extend the Termination Date to the date which is twelve (12) months following the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 6.01(d) shall not be available to a party if the failure of the Closing to have occurred was principally caused by such party’s breach of or failure to perform any of its representations, warranties, covenants or other obligations in accordance with the terms of this Agreement;

(e)          by either the Company or Buyer in the event that any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; or

(f)          by Buyer, if the Company has not made, within 24 hours after the execution of this Agreement, the delivery contemplated by Section 1.15 to evidence that the Company Stockholder Approval has been obtained.

The party seeking to terminate this Agreement pursuant to this Section 6.01 (other than Section 6.01(a)) shall give prompt written notice of such termination to the other party. The term “Cure Period” as used herein means a period commencing on the date Buyer or the Company, as applicable, receives from the other written notice of breach or default hereunder and continuing until the earlier of (a) twenty (20) days thereafter and (b) the Termination Date.

Section 6.02.   Effect of Termination.  In the event of termination of this Agreement as provided in Section 6.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party except (a) for the provisions of Section 4.02 relating to matters covered by the Confidentiality Agreement and public announcements, Section 8.02 relating to notices, Section 8.03 relating to descriptive headings and interpretation, Section 8.04 relating to expenses, Section 8.06 relating to the entire agreement between Buyer and the Company, Section 8.07 relating to governing Law, Section 8.08 relating to jurisdiction and venue, Section 8.09 relating to jury trial waiver, Section 8.10 relating to severability and this ARTICLE VI and (b) that nothing in this ARTICLE VI shall relieve any party hereto from liability for any willful breach of this Agreement prior to such termination. Nothing in this ARTICLE VI shall, prior to termination of this Agreement in accordance with its terms, diminish either the Company’s or Buyer’s rights to specifically enforce the terms of this Agreement pursuant to Section 8.11.

ARTICLE VII

INDEMNIFICATION

Section 7.01.   Survival.  The representations and warranties of the Company set forth herein shall survive the Closing until the date that is twelve (12) months following the Closing Date (the “Survival Period”). The covenants and agreements of the Company set forth herein shall survive the Closing until the expiration of the Survival Period, other than the covenants and agreements of the Company Stockholders and the Stockholders’ Representative in Sections 1.10, 1.11 and 7.02), which shall survive the Closing until performed and discharged in full in accordance with their terms. None of the representations and warranties of Buyer set forth herein shall survive the Closing. The covenants and agreements of Buyer set forth herein to be discharged in full prior to the Closing shall not survive the Closing. All covenants and agreements of Buyer set forth herein to be performed in whole or in part after the Closing shall survive the Closing until performed and discharged in full in accordance with their terms.

Section 7.02.   Indemnification by Company Stockholders

(a)        Subject to the limitations, conditions and provisions set forth herein, from and after the Closing, the Company Stockholders shall, and the Stockholders’ Representative shall cause the Company Stockholders to, solely from the Indemnification Escrow Funds, indemnify and hold harmless Buyer and its Affiliates (including the Company and each Company Subsidiary) and each of their respective stockholders, partners, members, officers, directors, employees, agents, representatives, successors and assigns (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from, against and in respect of any and all Damages suffered or incurred by a Buyer Indemnified Party arising out of or in connection with any of the following:

(i)        (A) any Company Debt that was not reflected in the Company’s books and records or otherwise made available to Buyer prior to the time that the Final Closing Statement was finally determined and (B) any Unpaid Transaction Expenses, except to the extent of any amount in respect of either thereof that is included in the Final Closing Statement as finally determined pursuant to Section 1.11);

(ii)       any breach of any representations and warranties made by the Company in this Agreement or any certificate delivered pursuant to Section 1.02(c)(ii) or ARTICLE V as of the date of this Agreement or at Closing (or, in the case of any representation or warranty made as of a specific date, as of such date); provided, however, that the Buyer Indemnified Parties shall have no right to make any claim or recover any Damages for a breach of any representation or warranty arising out of or related to General Industry Litigation commenced after the date of this Agreement against the Company or any Company Subsidiary and, to the extent that Damages are actually paid hereunder with respect to any litigation that is ultimately determined to be a General Industry Litigation, the applicable Buyer Indemnified Parties shall repay the amount of Damages to the Stockholders’ Representative previously paid in respect of such General Industry Litigation;

(iii)    any breach or failure by the Company to perform in all respects any of its covenants, agreements or obligations in this Agreement;

(iv)    any Special Tax Indemnified Matter;

(v)     any act or omission of the Stockholders’ Representative, or any claim by any Company Stockholder or other Person related thereto; and

(vi)    the exercise of appraisal or dissenters’ rights by any Company Stockholder in connection with the transactions contemplated by this Agreement, including for any amounts in excess of the Appraisal Retention Amount (but without duplication).

(b)      Notwithstanding Section 7.02(a), the Buyer Indemnified Parties shall be entitled to indemnification only for those Damages arising with respect to any claim as to which Buyer has given the Stockholders’ Representative written notice within the Survival Period; provided, however, that, in each case, the obligation to provide indemnification under this Section 7.02 shall survive with respect to any such claim until resolution thereof.

(c)      Following the Closing, other than in respect of a claim based on fraud and except as set forth in the last sentence of Section 8.14, the sole and exclusive remedy for the Buyer Indemnified Parties for any claim (whether such claim is framed in tort, contract or otherwise) arising out of or in connection with this Agreement and the transactions contemplated hereby (excluding any covenant or agreement to be performed by the Company Stockholders after the Closing pursuant to the terms of the Sellers’ Agreement, which in all cases shall be governed solely by the terms of the Sellers’ Agreement) shall be a claim against the Indemnification Escrow Funds for which the Buyer Indemnified Parties are entitled to indemnification pursuant to this Section 7.02, which shall constitute a cap on the Company Stockholders’ liability under this ARTICLE VII, subject to Sections 8.11 and 8.14.

(d)      Except in respect of any claim for breach of a Class 1 Representation and Warranty, the Company Stockholders shall not be liable for any claim for indemnification pursuant to Section 7.02(a)(ii) unless and until the aggregate amount of indemnifiable Damages which may be recovered from such Persons equals or exceeds Fifteen Million Dollars ($15,000,000) (the “Basket Amount”), after which the Company Stockholders shall be liable only for those Damages in excess of the Basket Amount.

(e)      All of the Buyer Indemnified Parties’ Damages sought to be recovered under Section 7.02(a) shall be net of any insurance proceeds actually received by the Buyer Indemnified Parties with respect to the events giving rise to such damages (net of any associated costs and expenses of recovery and premium increases).

(f)      It is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Merger Consideration for all federal, state,

local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly (unless otherwise required by a change in applicable Tax Law or a good faith resolution of a Tax contest).

(g)          For purposes of determining whether a representation or warranty has been breached and for purposes of calculating the amount of Damages in connection therewith under this ARTICLE VII, all “Company Material Adverse Effect” and other materiality references in the representations and warranties set forth in ARTICLE II or in any certificate delivered pursuant to Section 1.02(c)(ii), as applicable, shall be disregarded; provided, however, that such references shall not be read out of any defined term that incorporates such materiality references (e.g., “Material Contract”) regardless of whether such terms are used in the representations and warranties set forth in ARTICLE II. Except in respect of any claims for breach of a Class 1 Representation and Warranty pursuant to Section 7.02(a)(ii), the Company Stockholders shall not be liable for any claim for indemnification pursuant to Section 7.02(a)(ii) for any individual item or series of related items of Damages that is less than $50,000, and no such item or series of related items shall be applied toward the calculation of whether the aggregate of all Damages incurred exceeds the Basket Amount (it being understood that for any individual item or series of related items of Damages equal to or greater than $50,000, the entire amount of Damages (and not only the amount in excess of $50,000) shall be applied toward the calculation of whether the aggregate of all Damages exceeds the Basket Amount).

(h)        No Company Stockholder shall have any right of subrogation with respect to any Insight Company on account of the indemnification provided pursuant to this ARTICLE VII.

(i)          Notwithstanding anything in this Agreement to the contrary, the Buyer Indemnified Parties shall have no right to make any claim or recover any Damages under this ARTICLE VII for any claim arising out of or related to the Special Tax Items (regardless of the amount of Taxes ultimately owed) and the Company’s Stockholders shall have no liability in respect thereof.

Section 7.03.  Indemnification Escrow.  On the Closing Date, pursuant to Section 1.09, Buyer shall deposit One Hundred Million Dollars ($100,000,000) (the “Indemnification Escrow Deposit”) of the Merger Consideration with the Escrow Agent (all amounts held from time to time by the Escrow Agent pursuant to the Escrow Agreement in respect of such deposit, including any interest or other earnings in respect of such deposit, the “Indemnification Escrow Funds”) solely in order to provide a fund for the payment of any claims for which the Buyer Indemnified Parties are entitled to indemnification under this ARTICLE VII and, if applicable, as provided in Section 1.11(b), to provide a fund for the payment of any amounts payable by the Company Stockholders pursuant to Section 1.11. In accordance with the terms of the Indemnification Escrow Agreement, the Escrow Agent shall release to the Stockholders’ Representative: (a) on the date that is six (6) months following the Closing Date, 50% of the Indemnification Escrow Deposit (less an amount equal to the sum of (i) the maximum amount that could reasonably be expected to satisfy any then outstanding indemnification claims by any Buyer Indemnified Party pursuant to this Agreement and (ii) the aggregate amount paid to Buyer in respect of all indemnification claims pursuant to ARTICLE VII prior to such date)and (b) on the date that is twelve (12) months following the Closing Date the remaining portion of the Indemnification Escrow Deposit (less an amount equal to the maximum amount that could reasonably be expected to satisfy any then outstanding indemnification claims by any Buyer Indemnified Party pursuant to this Agreement).

Section 7.04.  Procedure for Indemnification For Third-Party Claims.  The procedure for indemnification with respect to third-party claims (other than Contests) shall be as follows:

(a)            Buyer shall promptly give notice to the Stockholders’ Representative of any claim with respect to which indemnification is sought under Section 7.02, specifying, to the extent known by Buyer, in reasonable detail the factual basis for the claim and the amount thereof, estimated in good faith, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such indemnification claim shall have arisen; provided, that the failure to give prompt notice as long as such notice is provided during the Survival Period shall not jeopardize the right of the Buyer Indemnified Parties to indemnification except and only to the extent such failure shall have actually and materially prejudiced the ability of the Stockholders’ Representative to defend such claim. In addition to the notice described above, upon the reasonable request of the Stockholders’ Representative, Buyer shall promptly make available to the Stockholders’ Representative (i) the information relied upon by Buyer to substantiate the claim and all other information in Buyer’s possession or under Buyer’s control that the Stockholders’ Representative reasonably requests (but excluding privileged documents and communications) and (ii) the employees of the Company and the Buyer as necessary to assist the Stockholders’ Representatives for the purposes referred to in this Section 7.04; provided, however, that compliance with such requests shall not unreasonably interfere with the business or operations of Buyer or the Company.

(b)        The Stockholders’ Representative shall have the right, in its discretion and at its or the Company Stockholders’ own expense, to participate in or assume control of the defense of such claim, and Buyer shall cooperate fully with the Stockholders’ Representative, subject to reimbursement for reasonable out-of-pocket expenses and disbursements incurred by Buyer as the result of a request by the Stockholders’ Representative, provided, that the Stockholders’ Representative shall not be entitled to assume control of (but shall still have the right to participate in, at its sole cost and expense) such defense and shall pay the reasonable out-of-pocket expenses and disbursements incurred by a Buyer Indemnified Party if (i) the Buyer Indemnified Party has been advised by counsel that an actual or potential conflict of interest exists between the Stockholders’ Representative and/or the Company Stockholders, on the one hand, and the Buyer Indemnified Party, on the other hand, in connection with the defense of such claim, (ii) the claim, individually or in the aggregate with any other claim, is for Damages which are more than the amount of the then remaining Indemnification Escrow Funds, (iii) the claim seeks injunctive relief, (iv) if the claim involves or relates to a violation of any criminal Law or (v) the Buyer Indemnified Party reasonably believes upon advice of counsel that an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would have an adverse effect on the business, financial condition, results of operations, properties, assets or liabilities of any Buyer Indemnified Party. If the Stockholders’ Representative elects to assume control of the defense of any such claim, Buyer shall have the right to participate in the defense of such claim at its own expense.

(c)          If the Stockholders’ Representative does not elect to assume control of or fails to actively engage in, the defense of any such claim, then Buyer may defend such claim at the expense of the Stockholders’ Representative through counsel of its own choosing that is reasonably acceptable to the Stockholders’ Representative (it being acknowledged and agreed that Paul, Weiss, Rifkind, Wharton & Garrison LLP shall be deemed reasonably acceptable to the Stockholders’ Representative). No party shall compromise or settle any third party action, cause of action, suit, proceeding, debt, claim or demand without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that if such compromise or settlement relates only to monetary amounts and provides for the full and unconditional release of the Buyer Indemnified Parties from all Liability in connection with such claim, then the Stockholders’ Representative may settle such claim without the Buyer’s consent as long as the Stockholders’ Representative and/or the Company Stockholders are responsible for the recoverable amount of such claim in full and the settlement of such claim does not contain an admission of wrongdoing on the part of any Buyer Indemnified Party.

Section 7.05.  Tax Indemnification, Audits and Contests.

(a)          In the case of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to the Company or any Company Subsidiaries (any such audit, claim for refund, or proceeding relating to an asserted Tax liability referred to herein as a “Contest”) that is being conducted or that commences after the Closing Date that relates solely to Taxes for which Buyer is indemnified under Section 7.02, the Stockholders’ Representative shall control the conduct of such Contest, but Buyer shall have the right to participate in such Contest at its own expense, and the Stockholders’ Representative shall not be able to settle, compromise and/or concede any portion of such Contest that is reasonably likely to affect the Tax liability of the Company or any Company Subsidiary for any taxable year (or portion thereof) beginning after the Closing Date without the consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned; provided, that if the Stockholders’ Representative fails to assume control of the conduct of any such Contest within a reasonable period following the receipt by the Stockholders’ Representative of notice of such Contest, Buyer shall have the right to assume control of such Contest and shall be able to settle, compromise and/or concede such Contest in its sole discretion.

(b)          In the case of a Contest after the Closing Date that relates both to Taxes for which Buyer is indemnified under Section 7.02 and Taxes for which Buyer is not indemnified under Section 7.02, Buyer shall control the conduct of such Contest, but the Stockholders’ Representative shall have the right to participate in such Contest at its own expense, and Buyer shall not settle, compromise and/or concede such Contest without the consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), unless Buyer agrees not to seek any indemnification under this Agreement in respect of such settlement, compromise and/or concession.

(c)          Buyer shall have exclusive control of any Contest not described in paragraphs (a) or (b) of this Section 7.05.

ARTICLE VIII

MISCELLANEOUS

Section 8.01.   Waiver and Amendment.  No amendment to or waiver of this Agreement shall be effective unless (i) prior to the Closing, it has been executed in writing by the Company and Buyer and (ii) after the Closing, it has been executed in writing by the Stockholders’ Representative and the Buyer.

Section 8.02.   Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given or delivered upon personal delivery, confirmation of telecopy, or receipt if delivered by overnight courier or mail (which may be evidenced by a return receipt if sent by registered mail), addressed as follows:

if to the Company, to:

Insight Communications Company, Inc.

810 7th Avenue, 41st Floor

New York, New York 10019

Telecopier: (917) 286-2301

Attention:	John Abbot
Elliot Brecher

if to the Stockholders’ Representative, to:

Carlyle CIM Agent, L.L.C.

520 Madison Avenue, 42nd Floor

New York, New York 10022

Facsimile: (212) 813-4901

Attention:	James A. Attwood, Jr.
Russell Farscht

with copies (which shall not constitute notice) to:

The Carlyle Group

520 Madison Avenue, 42nd Floor

New York, New York 10022

Facsimile: (212) 813-4901

Attention:	James A. Attwood, Jr.
Russell Farscht

CVMO Acquisition, LLC:

c/o Crestview Partners II, L.P.

667 Madison Avenue, 10th Floor

New York, New York 10065

Facsimile: (212) 906-0750

Attention:	Jeffrey Marcus
Brian Cassidy

and

c/o MidOcean Partners III, L.P.

320 Park Avenue, Suite 1600

New York, New York 10022

Facsimile: (212) 497-1373

Attention:	Tyler Zachem
Barrett Gilmer

and to:

Dow Lohnes PLLC

1200 New Hampshire Avenue, N.W.

Suite 800

Washington, D.C. 20036

Facsimile: (202) 776-2222

Attention:	Leonard J. Baxt
J. Kevin Mills

and

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Facsimile: (212) 909-6836

Attention:	Jeffrey J. Rosen, Esq.

if to Buyer or Merger Sub, to:

Time Warner Cable Inc.

60 Columbus Circle

New York, New York 10023

Telecopier: (212) 364-8254

Attention:	General Counsel

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Telecopier: (212) 757-3990

Attention:	Robert B. Schumer

           Ariel J. Deckelbaum

In addition, the parties hereby agree that an electronic mail message sent to, and acknowledged by, each of/by any of Satish Adige (email: Satish.Adige@twcable.com) or Nicholas Smolansky (email: nicholas.smolansky@twcable.com) by any of/to each of John Abbot (email: Abbot.J@insightcom.com), Elliot Brecher (email: Brecher.E@insightcom.com) and John Coughlan (email: Coughlan.J@insightcom.com), as applicable, shall be effective to grant written consent hereunder pursuant to Section 4.01.

Section 8.03.  Descriptive Headings; Interpretation; Disclosure.  The descriptive headings are for convenience of reference only and shall not control or affect the meaning or construction of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. As used in this Agreement, the terms “include,” “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. Words (including defined terms) in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires. The terms “hereof,” “herein,” “herewith” and “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Company Disclosure Letter) and not to any particular provision of this Agreement unless otherwise specified. The word “day” shall mean calendar day unless specifically described as a Business Day. As used in this Agreement, “made available to Buyer” or any similar formulation shall mean that the applicable documentation or other information was made available to Buyer or its Representatives prior to the date of this Agreement in a data room (whether electronic or otherwise) maintained on behalf of the Company in connection with the transactions contemplated hereby or was delivered or transmitted to Buyer or its Representatives prior to the date of this Agreement by hand, mail, other delivery service or electronically. All references in this Agreement to a particular statute or regulation shall be deemed to include all amendments thereto, rules and regulations thereunder and any successor statute, rule or regulation, or published clarifications or interpretations with respect thereto, in each case as from time to time in effect. All references herein to any Contract or agreement (including this Agreement) mean such Contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof and, if applicable, hereof; provided, that this provision shall not apply with respect to any obligation to disclose or list any document or agreement pursuant to this Agreement, including in the Company Disclosure Letter. Certain information set forth in the Company Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. In addition, it is understood and agreed that the inclusion of information in the Company Disclosure Letter which is not required to be disclosed in the Company Disclosure Letter shall not give rise to any inference that any comparable information is required to be disclosed and shall not give rise to any breach by a party due to the failure to disclose comparable information which is also otherwise not required to be disclosed. The disclosure of any matter in any Section or subsection of the Company Disclosure Letter shall be deemed to be a disclosure to each other Section or subsection of the Company Disclosure Letter, if the relevance of such disclosure to such other sections and subsections is readily apparent in light of the form and substance of the disclosure made.

Section 8.04.   Expenses.  Except as otherwise provided in this Agreement (which provisions are incorporated into this Section 8.04), whether or not the Merger and the other transactions contemplated by this Agreement are consummated, all expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 8.05.   Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart. Facsimile or portable document format (PDF) signatures shall be treated as original signatures for all purposes hereunder.

Section 8.06.   Entire Agreement.  This Agreement and the exhibits and the Company Disclosure Letter attached hereto, the Escrow Agreement and the Confidentiality Agreement contain the entire agreement between Buyer and the Company (and the Company Stockholders) with respect to the Merger and the subject matter of this Agreement, and supersede all prior arrangements or understandings with respect to the subject matter hereof. Except as otherwise contemplated by Section 4.10 and ARTICLE VII, this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.07.   GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, AND ANY MATTER ARISING OUT OF THIS AGREEMENT SHALL BE GOVERNED BY, WHETHER FRAMED IN CONTRACT, TORT OR OTHERWISE, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

Section 8.08.   Submission to Jurisdiction; Venue.  Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware). Each of the parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection it may now or hereafter have to the laying of venue of any action arising out of or relating to this Agreement in any such court. Each of the parties hereby irrevocably waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action in any such court.

Each of the parties agrees not to bring any action arising out of or relating to this Agreement or any of the matters contemplated hereby other than in any such court.

Section 8.09.   Jury Trial Waiver.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.09.

Section 8.10.   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.11.   Enforcement of Agreement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 6.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.12.   Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties hereto, and any attempt to make any such assignment without such consent shall be null and void; provided, that Buyer may assign its rights, but not its obligations, to any of its Subsidiaries. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 8.13.   No Other Representations or Warranties.  The representations, warranties, covenants and agreements set forth in this Agreement, the other Transaction Documents and any certificate delivered pursuant hereto or thereto constitute all the representations, warranties, covenants and agreements of the parties hereto, and the Company, on the one hand, and Buyer, on the other hand, each acknowledge and agree that they are not relying upon, and the other party and the Company Stockholders shall not, except in the case of fraud, be liable for, any express or implied, oral or written, information, promise, representation, warranty, covenant, agreement, statement, inducement, presentation or opinion of any nature whatsoever, whether by or on behalf of the parties hereto or otherwise, and whether framed in contract, tort or otherwise, pertaining to the transactions contemplated herein, the Assets, the Business or the Systems or any part of the foregoing, except as is expressly set forth in this Agreement. In connection with Buyer’s investigation of the Insight Companies, the Assets, the Business and the Systems, Buyer may have received and may hereafter receive from the Company or its representatives estimates, projections and other forecasts relating to the Assets, the Business and the Systems, and plan and budget information with respect thereto (collectively, “Projections”). Buyer acknowledges that there are uncertainties inherent in attempting to make Projections, that Buyer is familiar with such uncertainties, and that Buyer has made its own evaluation of the adequacy and accuracy of any Projections and except in the case of fraud, the Company and the Company Stockholders shall have no Liability with respect thereto, except to the extent and as expressly covered by a representation and warranty of the Company contained in ARTICLE II.

Section 8.14.   Exclusive Remedy; No Recourse; Release of Claims.

(a)          Anything in this Agreement or applicable Law to the contrary notwithstanding, except in the case of fraud and other than, if the Closing occurs, with respect to the Post-Closing Adjustment Funds as provided in Section 1.11(b), the obligations of the Stockholder Representative pursuant to the last sentence of Section 1.11(b) and the Indemnification Escrow Funds as provided in ARTICLE VII, no Company Stockholder and no Affiliate of any Company Stockholder (and no officer, director, owner, stockholder, partner, member, employee, agent or representative of any Company Stockholder or any Affiliate of any Company Stockholder) shall have any obligation to Buyer or Merger Sub, and Buyer and Merger Sub will have no claim or recourse against any Company Stockholder or any Affiliate of any Company Stockholder (or any officer, director, owner, stockholder, partner, member, employee, agent or representative of any Company Stockholder or any Affiliate of any Company Stockholder) as the result of any representation, warranty, covenant or agreement of the Company contained herein or otherwise arising out of or in connection with the transactions contemplated by this Agreement or the business or operations of the Insight Companies, and, if the Closing occurs, the Post-Closing Adjustment Funds and the Indemnification Escrow Funds shall be the sole and exclusive remedies for any such claim by Buyer and Merger Sub for any such matters.

(b)          Effective as of the Closing, Buyer and Merger Sub, on their own behalf and on behalf of the Company and the Company Subsidiaries and any other Buyer Indemnified Party, hereby releases and forever discharges each of the Company Stockholders and their Affiliates and their respective owners, officers, directors, stockholders, partners, members, employees, agents and representatives from all actions, causes of action, suits, proceedings, debts, claims or demands arising out of or in connection with the transactions contemplated by this Agreement or the business or operations of the Insight Companies or any attendant facts or circumstances, whether at law or in equity or otherwise, which Buyer or Merger Sub or any other Buyer Indemnified Party (including the Company and the Company Subsidiaries) ever had or now or hereafter may have for, upon or by reason of any matter, cause or thing whatsoever related to the Company or Company Subsidiaries (other than with respect to any (i) commercial or operational matter between or among any Company Stockholder and/or its Affiliates (other than the Company and the Company Subsidiaries)in a capacity other than as a Company Stockholder, on the one hand, and the Company, and the Buyer or its Affiliates, on the other hand, which for the avoidance of doubt does not include the Consulting Agreements, which shall be terminated pursuant to Section 4.14 prior to the Closing and for which none of Buyer or any Insight Company shall have any Liability as of and after the Closing or (ii) Liability under this Agreement or the other Transaction Documents ((i) and (ii) collectively, the “Excluded Release Matters”)), whether absolute or contingent, inchoate or otherwise, mature or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, determined or determinable, whenever arising; provided, that the foregoing shall not limit the rights of Buyer or the Buyer Indemnified Parties provided for under Section 1.10, Section 1.11or ARTICLE VII of this Agreement, or, if the Closing shall occur, with respect to any action, suit, proceeding or claim for fraud. Without limiting the generality of the foregoing, effective as of the Closing, neither Buyer nor any of its Affiliates (including the Insight Companies after the Closing) will have any claim against or be entitled to enforce any provision of any agreement against, any Company Stockholder (in their capacity as a Company Stockholder) or any Affiliate of any Company Stockholder (in their capacity as a Company Stockholder) (or any officer, director, owner, shareholder, partner, member, employee, agent or representative of any Company Stockholder or any Affiliate of any Company Stockholder (in their capacity as a Company Stockholder))(other than with respect to any Excluded Release Matters), and any and all such claims are hereby waived and released; provided, that such release and waiver shall not apply, if the Closing shall have occurred, to any claim for fraud.

Section 8.15.  Limitation on Damages.  Notwithstanding anything to the contrary, none of the parties hereto or any Company Stockholder shall be liable to any party hereto or any Buyer Indemnified Party for consequential (but only to the extent not reasonably foreseeable), punitive or exemplary damages, whether by statute, in tort or contract or otherwise (other than to the extent such damages are recovered by a third party) in respect of this Agreement or otherwise in connection with the transactions contemplated by this Agreement.

Section 8.16.  Stockholders’ Representative.

(a)          The Company, on behalf of the Company Stockholders, hereby irrevocably constitutes and appoints in accordance with Section 4(f) of the Securityholders Agreement, Carlyle CIM Agent, L.L.C. (the “Stockholders’ Representative”) as the true and lawful agent and attorney-in-fact of each of the Company Stockholders, with full powers of substitution to act individually in the name, place and stead of each of the Company Stockholders with respect to the transactions contemplated by this Agreement and the other Transaction Documents, as the same may be from time to time amended, and to individually do or refrain from doing all such further acts and things, and to execute all such documents, as he shall deem necessary or appropriate in connection with any of the transactions contemplated hereby and thereby.

(b)        Buyer shall be entitled to rely exclusively, without any independent verification or investigation, upon any instruction or other communication given by the Stockholders’ Representative and shall not be liable in any manner whatsoever for any action taken or not taken in reliance upon the Stockholders’ Representative. Any payments made, at the Stockholders’ Representative’s request and instruction, by Buyer to the Stockholders’ Representative pursuant to the terms of this Agreement shall fully discharge Buyer from any liability to any Company Stockholder in connection with such payment, as fully and completely as if such payment had been made directly to such Company Stockholder. Buyer hereby agrees, and shall be permitted, to accept and rely on the actions of the Stockholders’ Representative as if it were the action of a Company Stockholder or the Company Stockholders. Notwithstanding anything to the contrary contained herein, following the Closing, except to the extent included in Company Working Capital as finally determined pursuant to Section 1.10, no Insight Company shall have any obligation or liability in respect of costs or expenses incurred by or on behalf of any Company Stockholder or the Stockholders’ Representative.

Section 8.17.  Further Assurances. After the Closing the parties shall take any actions and execute any other documents that may be necessary or desirable to the implementation and consummation of this Agreement upon the reasonable request of the other party, at the expense of the requesting party.

Section 8.18.  Exclusivity. Until the earlier of the Closing or the termination of this Agreement in accordance with ARTICLE VI, except for the transactions contemplated by this Agreement, the Company will not, and the Stockholders’ Representative (on its behalf and on behalf of the Company Stockholders) will not, and the Company and the Stockholders’ Representative will cause the Company’s and the Principal Stockholders’ Affiliates and its and their respective directors, officers, employees, members, managers, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or encourage the submission of any indications of interest, proposals or offers from any person, entity or group other than Buyer and its Affiliates (collectively, “Third Parties”) concerning the direct or indirect sale of any equity securities of any Insight Company, or any significant portion or material Assets of any Insight Company or its or their Business, or any merger, recapitalization or other business combination involving any Insight Company, its or their Business or Assets, or any similar transaction involving any Insight Company or its or their Business that would be inconsistent with the consummation of the Merger and the transactions contemplated by this Agreement (a “Competing Transaction”), (ii) continue or participate in any negotiations regarding, or enter into any agreement, arrangement or understanding (whether written or oral) relating to, a Competing Transaction, or provide or make available any non-public information concerning any Insight Company or its business to any Third Parties with respect to a Competing Transaction or (iii) otherwise knowingly or intentionally facilitate, assist or participate in any attempt by any Third Party to do or seek any of the foregoing. References in this paragraph to the Company shall be deemed to refer to the Company and its Subsidiaries.

Section 8.19.  Definitions. As used in this Agreement:

“Affiliate System” has the meaning set forth in Section 2.20(b).

“Accounts Receivable” means accounts receivable, bills receivable, trade accounts, book debts and insurance claims recorded as receivable in the Business Financial Statements and other amounts due or deemed to be due to the Insight Companies including refunds and rebates receivable.

“Adjustment Time” means 11:59 p.m., New York City time, on the Business Day immediately prior to the Closing Date.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” has the meaning set forth in the preamble hereof.

“Allocable Portion” has the meaning set forth in Section 1.07(c).

“Appraisal Retention Amount” means the aggregate amount of Closing Merger Consideration otherwise payable pursuant to the Sellers’ Agreement with respect to all Appraisal Shares.

“Appraisal Shares” means shares of Company Stock (i) issued and outstanding immediately prior to the Effective Time that are held by any record holder who has not executed and delivered the Sellers’ Agreement (including any such person who has executed the Sellers’ Agreement pursuant to the exercise of a power of attorney pursuant to the Securityholders Agreement) and (ii) for which Buyer has not received evidence to its reasonable satisfaction of the (x) failure of the record holder thereof to perfect appraisal rights within the statutory period, (y) valid withdrawal of demand for appraisal or (z) other waiver or renunciation of rights of appraisal pursuant to Section 262 of the DGCL.

“Assets” means all of the tangible and intangible assets (including Company Intellectual Property) that are owned, leased or held by the Company and Company Subsidiaries and that are used in connection with the conduct of the Business or operations of the Systems, less any such Assets that are sold, transferred, or otherwise conveyed by the Company or Company Subsidiaries to third Persons prior to the Closing in accordance with the provisions of this Agreement; provided that with respect to any assets that are leased by the Company or

Company Subsidiaries or are otherwise not owned by the Company or Company Subsidiaries, “Assets” includes only the rights, title and interest in and to such assets held by the Company and Company Subsidiaries.

“Audited Financial Statements” has the meaning set forth in Section 2.05(a).

“Base Customer Number” means the number of Basic Customers set forth in Section 8.19 of the Company Disclosure Letter that corresponds to the Measurement Adjustment Date.

“Basic Customers” has the meaning set forth in the Insight Subscriber Policy.

“Basket Amount” has the meaning set forth in Section 7.02(d).

“Board of Directors” means the Board of Directors (or other comparable governing body) of any specified Person and any committees thereof.

“Bond Indenture” means the Indenture, dated as of July 7, 2010, by the Company and U.S. Bank National Association, as trustee, relating to the Bonds.

“Bonds” mean the 9 3/8 Senior Notes due 2018 issued by the Company under the Bond Indenture.

“Budget” means the capital budget set forth in Section 8.19 of the Company Disclosure Letter.

“Business” means the business and operations of the Company and the Company Subsidiaries with respect to the Systems as conducted prior to the date hereof in the Ordinary Course.

“Business Day” means any day on which banks are not required or authorized to close in the City of New York.

“Business Employee” means any employee of the Company or any of the Company Subsidiaries.

“Business Financial Statements” has the meaning set forth in Section 2.05(a).

“Buyer” has the meaning set forth in the preamble hereof.

“Buyer Indemnified Party” has the meaning set forth in Section 7.02(a).

“Buyer Material Adverse Effect” means any event, condition, change, development, circumstance, effect or state of facts that prevents, materially delays or materially impairs Buyer from consummating the transactions contemplated by this Agreement or has a material adverse effect on the ability of Buyer or Merger Sub to perform its respective obligations under this Agreement or the other Transaction Documents to which it is a party.

“Buyer Retention Amount” has the meaning set forth in Section 4.08(d).

“Capital Expenditure Adjustment Amount” means an amount equal to the Target Capital Expenditure Amount minus the Closing Capital Expenditure Amount. Except to the extent (and only to the extent) the consent of Buyer is obtained as contemplated in the proviso to the definition of “Closing Capital Expenditure Amount,” in no event will the Capital Expenditure Adjustment Amount be a negative number.

“Certificate of Merger” has the meaning set forth in Section 1.02(b).

“Charter Documents” means the articles or certificate of incorporation, bylaws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company operating agreement, and all other similar organizational documents of any Person other than an individual.

“Class 1 Representations” has the meaning set forth in Section 5.01(a).

“Class 2 Representations” has the meaning set forth in Section 5.01(a).

“Closing” has the meaning set forth in Section 1.02(a).

“Closing Capital Expenditure Amount” means the sum of all capital expenditures incurred by the Insight Companies in respect of the Business consistent with the Budget (on an aggregate basis) and in the Ordinary Course (and excluding any amounts incurred or paid in connection with any casualty or damage), subsequent to June 30, 2011 and up to and including the end of the month immediately preceding the Closing Date or, if the Closing occurs on a month-end, up to and including such month; provided, however, that any capital expenditures incurred or paid for in excess of the aggregate amount set forth in the Budget shall be included in the determination of Closing Capital Expenditure Amount only to the extent that Buyer shall have consented to such expenditures prior to the incurrence thereof.

“Closing Adjustment Customer Number” means the actual number of Eligible Basic Customers as of the Measurement Adjustment Date minus the Late Pay Deduction, if any.

“Closing Condition Customer Number” means the actual number of Eligible Basic Customers as of the Measurement Condition Date minus the Late Pay Deduction, if any.

“Closing Date” has the meaning set forth in Section 1.02(a).

“Closing Merger Consideration” has the meaning set forth in Section 1.09.

“Closing Payments” has the meaning set forth in Section 1.02(d)(ii).

“Closing Stockholder Payment” has the meaning set forth in Section 1.09.

“Code” means the Internal Revenue Code of 1986, as amended.

“Comcast” has the meaning set forth in the definition of “Split-Up Agreement”.

“Common Stock” has the meaning set forth in Section 2.02(a).

“Communications Act” means the Communications Act of 1934, as amended, 47 U.S.C. Sections 151 et seq., including amendments by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992, and the Telecommunications Act of 1996, and as may be further amended, and the rules and regulations and published decisions of the FCC thereunder, as in effect from time to time.

“Company” has the meaning set forth in the preamble hereof.

“Company Debt” has the meaning set forth in Section 1.07(d)(iii).

“Company Disclosure Letter” has the meaning set forth in ARTICLE II.

“Company Franchise Amount” has the meaning set forth in Section 4.04(c).

“Company Intellectual Property” means the Intellectual Property currently used in connection with the Business in the Ordinary Course.

“Company Material Adverse Effect” means any event, condition, change, development, circumstance, effect or state of facts that (a) prevents, materially delays or materially impairs the Company from consummating the transactions contemplated by this Agreement or has a material adverse effect on the ability of the Company to perform its obligations under this Agreement, or the other Transaction Documents to which it is a party, or (b) is materially adverse to the assets, properties, operations, business, condition (financial or otherwise) and/or results of operations of the Company and the Company Subsidiaries, taken as a whole, except, only with respect to this clause (b), for any such events, changes or effects to the extent arising out of or resulting from (i) the announcement or other permitted disclosure of the transactions contemplated by this Agreement (provided, that this clause (i) shall not apply for purposes of Section 2.04 and/or Section 5.01(a)), (ii) the consummation or performance of this Agreement in accordance with the terms hereof, (iii) changes in Laws, (iv) changes in GAAP or regulatory accounting principles, (v) matters generally applicable to the industry in which the Company and Company Subsidiaries operate, (vi) changes in conditions in the United States or global economy generally and (vii) changes caused by acts of terrorism, war or natural disasters, except in the case of clauses (iv), (v), (vi) and (vii) hereof, to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared to other participants in the cable industry.

“Company Real Property” means the Leased Real Property and the Owned Real Property.

“Company Retention Amount” has the meaning set forth in Section 4.08(d).

“Company Stock” has the meaning set forth in Section 2.02(a).

“Company Stockholder Approval” has the meaning set forth in Section 2.03(c).

“Company Stockholders” means the holders of the Company’s outstanding shares of Company Stock.

“Company Subsidiary” has the meaning set forth in Section 2.01.

“Company Working Capital” has the meaning set forth in Section 1.07(d)(iv).

“Compensation Arrangement” means any plan, program, agreement or compensation arrangement other than an Employee Plan, whether written or unwritten, which provides to Business Employees or former Business Employees any present or future right to compensation or other benefits, whether deferred or not, including any employment or consulting agreement, bonus or incentive plan, stock rights plan or other equity-based compensation arrangement, deferred compensation arrangement, life insurance, stock purchase plan, severance pay, retention, sale, transaction or change in control plan, vacation, sick leave, Code Section 125 “cafeteria” or “flexible” benefit plan or arrangement and any other employee fringe benefit plan.

“Competing Transaction” has the meaning set forth in Section 8.18.

“Confidentiality Agreement” has the meaning set forth in Section 4.02(a).

“Consent Fees” has the meaning set forth in Section 4.04(c).

“Consents” has the meaning set forth in Section 4.04(a).

“Consulting Agreements” shall mean (i) the Consulting Agreement by and among the Company, TC Group III, L.L.C. and TC Group IV L.L.C., dated December 16, 2005 and (ii) the Consulting Agreement by among the Company, Crestview Advisors, L.L.C., MidOcean US Advisor, LP, dated April 1, 2010.

“Contest” has the meaning set forth in Section 7.05(a).

“Contracts” means all contracts, leases and other agreements, written or oral (including, subject to Section 8.03, any amendments and other modifications thereto) to which the Company or any Company Subsidiary is a party or which are binding upon the Company or any Company Subsidiary and that relate to any of the Assets or the Business. The term “Contracts” excludes the Transaction Documents, Franchises and Compensation Arrangements.

“Copyright Act” means the Copyright Act of 1976, as amended, 17 U.S.C. Sections 101 et seq., including, amendments by the Digital Millennium Copyright Act of 1998, and as may be further amended, and the rules and regulations and published decisions of the Copyright Office thereunder, as in effect from time to time.

“Credit Agreement” means the Credit Agreement, dated as of October 6, 2006, among Insight Midwest Holdings, as borrower, and the lenders and agents party thereto.

“Credit Agreement Payoff Amount” has the meaning set forth in Section 4.06(c).

“Cure Period” has the meaning set forth in Section 6.01.

“Customer Information” has the meaning set forth in Section 2.24(b).

“Current Assets” has the meaning set forth in Section 1.07(d)(vi).

“Current Liabilities” has the meaning set forth in Section 1.07(d)(vii).

“Damages” means any claims, demands, costs, damages, losses(including any diminution in value), liabilities, expenses (including reasonable attorneys’ fees, fees for accountants and other outside consultants, together with related expenses), interest, awards, Judgments, fines, settlements and other amounts.

“DGCL” means the General Corporation Law of the State of Delaware.

“Digital Customer” has the meaning set forth in the Insight Subscriber Policy.

“Divestiture” has the meaning set forth in Section 4.05(c).

“Divestiture Notice” has the meaning set forth in Section 4.05(c).

“D&O Tail Costs” has the meaning set forth in Section 4.10(c).

“Easement” means any railroad crossing permit, easement, right of way or similar right or authorization held by any of the Insight Companies, other than any easement, right of way or similar authorization held by any Insight Company under a contract, the primary purpose of which is to provide video, telephone, Internet or data services.

“Easement Agreement” means any written agreement pursuant to which any Insight Company holds an Easement.

“Effective Time” has the meaning set forth in Section 1.02(b).

“Eligible Basic Customer” means a Basic Customer (excluding any customer who was obtained after the date of this Agreement pursuant to any promotion other than a Permitted Promotion).

“Employee Plan” means any retirement, pension, profit sharing or welfare plan, program or arrangement or any other employee benefit plan as defined in Section 3(3) of ERISA whether written or unwritten and whether or not subject to ERISA, (i) to which the Company, any Company Subsidiary or any ERISA Affiliate contributes or is obligated to contribute or which the Company, any Company Subsidiary or any ERISA Affiliate sponsors, maintains or is obligated to sponsor or maintain or otherwise is bound by under which any Business Employee or former Business Employee has any present or future right to benefits or (ii) which the Company or any of the Company Subsidiaries has any direct or indirect Liabilities.

“Enforceability Exceptions” has the meaning set forth in Section 2.03(a).

“Enterprise Value” has the meaning set forth in Section 1.07(d)(ii).

“Environmental Claim” means any written claim or notice or any proceeding before a Governmental Authority arising under or pertaining to any Environmental Law or Hazardous Substance.

“Environmental Law” means any foreign, federal, state or local law, treaty, statute, rule, regulation, order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of human health, safety (as it relates to Releases of Hazardous Substances), natural resources or the environment, including laws relating to wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of Hazardous Substances.

“Equity-Based Instruments” has the meaning set forth in Section 2.02(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation, partnership, trade, business or other entity that, together with the Company or any Company Subsidiary, would be treated as a single employer under the terms of Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“ERISA Affiliate Liability” means any obligation, liability, or expense of the Company or any Company Subsidiary which arises under or relates to any Employee Plan that is (or at any relevant time was) subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code, COBRA or any other statute or regulation that imposes liability on a so-called “controlled group” basis with or without reference to any provision of Section 414 of the Code or Section 4001 of ERISA, including by reason of any Company or a Company Subsidiary’s affiliation with any of its ERISA Affiliates.

“Escheat Amount” has the meaning set forth in Section 4.09(g).

“Escrow Agent” has the meaning set forth in Section 1.11(b).

“Escrow Agreement” has the meaning set forth in Section 1.11(b).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Release Matters” has the meaning set forth in Section 8.14(b).

“FCC” means the Federal Communications Commission and any successor thereto.

“FCC Regulations” means the rules, regulations and published policies of the FCC promulgated by the FCC with respect to the Communications Act, as in effect from time to time.

“Final Closing Statement” has the meaning set forth in Section 1.10(a).

“Franchise(s)” means all franchises, as that term is defined in Section 602(9) of the Communications Act, and any amendment, modification or renewal thereof, issued or granted to the Company or any Company Subsidiary by any Governmental Authority that are necessary or required for the construction, installation, upgrade, maintenance and operation of any part of the Systems and the Business, and all rights thereunder.

“Franchise Consent” has the meaning set forth in Section 5.01(e).

“Franchising Authority” means any Governmental Authority (including any state or local Governmental Authority) that has issued a Franchise, or that is empowered by Federal, state or local law to grant a Franchise.

“FTC” has the meaning set forth in Section 4.05(a).

“GAAP” has the meaning set forth in Section 2.05(a).

“General Industry Litigation” means any suit, action, litigation or similar proceeding (i) that involves both (A) the same or substantially the same claim and (B) is brought against a significant number of multiple system operators in the cable communications (including video, voice, data and other services) industry and (ii) to which each of the Company and Buyer is similarly situated with respect to the facts underlying such suit, action, litigation or similar proceeding, including any applicable defenses.

“Governmental Authority” means any foreign or United States federal, state or local (including county or municipal) governmental, regulatory or administrative authority, agency, division, instrumentality, commission, judicial or arbitral body or any securities exchange or similar self-regulatory organization.

“Hazardous Substances” means any substance that: (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum-derived substances or wastes, radon gas, microbial or microbiological contamination or related materials, (ii) requires investigation or remedial action pursuant to any Environmental Law, or is defined, listed or identified as a “hazardous waste,” “hazardous substance,” “toxic substance” or words of similar import thereunder, or (iii) is regulated under any Environmental Law.

“HSI Customers” has the meaning set forth in the Insight Subscriber Policy.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Person” has the meaning set forth in Section 4.10(a).

“Indemnification Escrow Deposit” has the meaning set forth in Section 7.03.

“Indemnification Escrow Funds” has the meaning set forth in Section 7.03.

“Insight Companies” means the Company and all Company Subsidiaries collectively.

“Insight Disconnect Policy” has the meaning set forth in Section 2.20(c).

“Insight Midwest Holdings” means Insight Midwest Holdings, LLC, the borrower under the Credit Agreement.

“Insight Payment Plan Policy” has the meaning set forth in Section 2.20(c).

“Insight Subscriber Policy” has the meaning set forth in Section 2.20(c).

“Insurance Policies” has the meaning set forth in Section 2.16.

“Insurance Proceeds” means any cash or cash equivalents received as insurance proceeds or otherwise by any of the Insight Companies in respect of any casualty, condemnation, taking or other similar loss of Assets that occurs after January 1, 2011 and up to and including the Closing, as reduced on account of any expenditures made in accordance with Section 4.01(b)(vii).

“Intellectual Property” means as they exist anywhere in the world, (i) trademarks, service marks, brand names, certification marks, collective marks, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same, (ii) inventions and discoveries, whether patentable or not, and all patents, invention disclosures and applications therefor, and designs and improvements claimed therein, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, reexaminations, interferences, extensions and reissues, (iii) trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), including mask rights and computer software (including all source code, object code, specifications, designs and documentation related to such programs), copyrights therein and thereto, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof and (v) domain names, Internet addresses and other computer identifiers, web sites, web pages and similar rights and items.

“IRS” means the U.S. Internal Revenue Service.

“Judgment” means any judgment, judicial decision, writ, order, injunction, award or decree of or by any Governmental Authority or any arbitration panel or authority whose decision is binding and enforceable.

“Knowledge”, “to the Knowledge of the Company” or “to the Company’s Knowledge” and words of similar import means the actual knowledge of any one of the persons listed in Section 8.19 of the Company Disclosure Letter.

“Late Pays” means the number of video accounts with outstanding balances of 61 days or more set forth in the Late Pay Report.

“Late Pay Basket” has the meaning set forth in Section 8.19 of the Company Disclosure Letter.

“Late Pay Deduction” means the number of Late Pays in excess of the Late Pay Basket, as of the Measurement Adjustment Date for purposes of determining the Closing Adjustment Customer Number, and, as of the Measurement Condition Date, for purposes of determining the Closing Condition Customer Number.

“Late Pay Report” means ICOMS Report ABB014GT as generated from the books and records of the Company in the Ordinary Course.

“Law” means any rule, regulation, statute, orders, ordinance, guideline, code, or other legally enforceable requirement, including but not limited to, common law, state and federal laws or securities laws and laws of foreign jurisdictions.

“Leased Real Property” means the real property that is the subject of any of the Leases, including any leasehold improvements related to such Lease.

“Lease” means all leases, subleases, licenses and other occupancy agreements (including any amendments, modifications and supplements thereto) under which an Insight Company leases, subleases, licenses or otherwise occupies real property owned by Persons other than such Insight Company, other than Easements.

“Liability” means any and all direct or indirect liabilities, debts, claims, obligations, deficiencies or responsibilities of any kind, and Damages arising therefrom or relating thereto, whether known or unknown, absolute or contingent, accrued or unaccrued, secured or unsecured, or otherwise, and whether or not of a kind required by GAAP to be set forth on a financial statement, including those arising under any Law or Judgment or under any Contract or undertaking or otherwise relating to the Business.

“Licenses” means all domestic satellite, microwave, business radio, common carrier and other FCC licenses, authorizations and registrations and all other licenses, certificates, filings, registrations, authorizations and permits issued by any Governmental Authority that is held by the Company or any Company Subsidiary and that relate to the Business, excluding Franchises.

“Liens” means any pledge, claim, mortgage, deed of trust, deed to secure debt, lien, charge, encumbrance, attachment, option, right of first refusal, lease, license, easement, covenant, condition, restriction, encroachment or other survey defect, restriction on transfer, exception to or defect in title or other encumbrance, ownership interest or security interest of any kind or nature whatsoever.

“Material Contract” means any of the following Contracts: (i) Contracts evidencing Company Debt; (ii) any lease required to be capitalized on a balance sheet of the Company prepared in accordance with GAAP; (iii) any Programming Agreement or Retransmission Consent Agreement to which any Insight Company is a party; (iv) (A) any Lease or (B) any Contract for the purchase or sale of real property, or any option to purchase or sell real property that has not yet been consummated and provides for aggregate payments by the Company or any Company Subsidiary in excess of $250,000; (v) any Contracts containing any of the following terms or provisions: (A) consideration payable by the Company or any Company Subsidiary in excess of $500,000 in any twelve (12) month period, other than Contracts that are terminable by the Company or any Company Subsidiary on ninety (90) days’ notice or less without obligation to make any material payment and other than the Consulting Agreements; (B) limitations on the freedom of the Company or any of its Affiliates to compete in any line of business, with any Person or in any geographic area, and which would limit the freedom of Buyer or any of its Affiliates to do so as of or following the Effective Time; (C) so-called “most-favored nation” provisions (other than any such provisions contained in any Retransmission Consent Agreement) or any similar provision requiring the Company or any of its Affiliates to offer a third party terms or concessions at least as favorable as those offered to one or more other parties, or which would require Buyer or any of its Affiliates to do so after the Closing Date; (D) any exclusivity provision or other provision that requires the Company or any Company Subsidiary to purchase goods and services exclusively from another Person or any other similar provision that would, in each case, bind Buyer or its Affiliates as of the Effective Time; or (E) terms of settlement or other cessation of any material suit, action, proceeding, arbitration, or other litigation; (vi) any Contract pursuant to which the Company or any of the Company Subsidiaries has licensed to a third party any right in, to or under any owned Company Intellectual Property (other than any limited license granted to a vendor for the purpose of carrying out such vendor’s rights or obligations under such Contract); (vii) any carrier, transport or other similar agreement under which an Insight Company leases, licenses or sells telecommunications capacity to any Person primarily for the resale by such Person of such telecommunications capacity to its customers; (viii) advertising representation agreements or similar Contracts related to advertising representation; (ix) any partnership, joint venture or similar arrangement relating to any Person that is not wholly-owned by the Company or any Company Subsidiary that is material to the operation of the Business; (x) any Contract relating to the use of any public utility facilities, including, for the avoidance of doubt, any pole attachment agreement, that is material to the operation of the Business; (xi) any Contract relating to the use of any microwave facilities; (xii) any Contract for the lease of fiber or cable or the indefeasible right of use of fiber or cable that is material to the operation of the Business; (xiii) any Contract solely between the Company or any Company Subsidiary on the one hand, and any of their Affiliates, on the other hand, that will not be terminated on the Closing Date with respect to the Company and any Company Subsidiary and (xiv) telephony interconnection agreements; provided, however that the engagement agreements with the entities described in Section 2.22 shall not constitute Material Contracts.

“Measurement Adjustment Date” means the last day of the calendar month in which the Closing occurs (provided, however, that if, pursuant to the proviso in Section 1.02(a), the Closing occurs on the first Business Day of a calendar month, the Measurement Date shall instead mean the last day of the calendar month immediately preceding the month in which the Closing occurs).

“Measurement Condition Date” means the last day of the calendar month immediately preceding the month in which the Closing occurs.

“Merger” has the meaning set forth in the recitals hereto.

“Merger Consideration” has the meaning set forth in Section 1.07(d)(i).

“Merger Sub” has the meaning set forth in the preamble hereof.

“No Divestiture Standard” has the meaning set forth in Section 4.05(c).

“NOLs” has the meaning set forth in Section 2.12(c).

“Non-Disconnect Customers” has the meaning set forth in Section 2.20(a).

“Ordinary Course” means the conduct of the Business by the Insight Companies in accordance with their customary and normal past practices, policies and procedures prior to the date of this Agreement.

“Owned Real Property” means all real property parcels owned in fee by any of the Insight Companies, together with the buildings and other improvements thereon.

“Paid Leave Time” has the meaning set forth in Section 4.09(c).

“Pay Off Letter” has the meaning set forth in Section 1.02(c).

“Paying Agent” has the meaning set forth in Section 1.09.

“Paying Agent Agreement” means the paying agent agreement to be entered into among the Paying Agent, the Company and the Stockholders’ Representative, which shall reflect the provisions of the Sellers’ Agreement and be in form and substance reasonably acceptable to Buyer.

“Payment Plan Customers” has the meaning set forth in Section 2.20(a).

“Permitted Liens” means each of the following: (i) Liens for current taxes and other governmental charges that are not yet due and payable and Liens for taxes, assessments, governmental charges or levies or claims the non-payment of which is being contested in good faith by appropriate proceedings or Liens arising out of judgments or awards against the Insight Companies with respect to which at the time there shall be a prosecution for appeal or there shall be a proceeding to review or the time limit has not yet run for such an appeal or review with respect to such judgment or award; provided, that with respect to the foregoing liens in this clause (i), adequate reserves shall have been set aside on the Insight Companies’ books in accordance with GAAP; (ii) Liens of carriers, warehousemen, mechanics, laborers, and materialmen and other similar statutory Liens incurred in the Ordinary Course for sums not yet due or being contested in good faith by appropriate proceedings, and for which adequate reserves shall have been set aside on the Insight Companies’ books in accordance with GAAP; (iii) Liens incurred in the Ordinary Course in connection with worker’s compensation and unemployment insurance or similar laws; (iv) statutory landlords’ Liens made in the Ordinary Course; (v) with respect to the Company Real Property, Revenue Leases set forth in Section 2.09(b) of the Company Disclosure Letter, easements, rights to access, rights-of-way, mineral rights or other similar reservations and restrictions, defects of title and other similar non-monetary Liens, which, individually or in the aggregate, do not materially detract from, adversely affect or interfere with the operation, use or value of the property subject thereto; (vi) purchase money or finance Liens on equipment or other Tangible Personal Property used by any Insight Company pursuant to an equipment lease or other Contract; and (vii) encumbrances arising under or in respect of the Company Debt and the documents and instruments delivered in connection therewith or pursuant thereto and set forth in Section 2.02(c) of the Company Disclosure Letter and which, in the case of the Credit Agreement, will be irrevocably discharged and released in full at the Closing subject to Buyer’s obligation to deliver the Credit Agreement Payoff Amount.

“Permitted Promotion” has the meaning set forth in Section 4.01(a).

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Authority, labor union or other entity.

“Post-Closing Adjustment Deposit” has the meaning set forth in Section 1.11(b).

“Post-Closing Adjustment Funds” has the meaning set forth in Section 1.11(b).

“Post-Signing Income Tax Returns” has the meaning set forth in Section 4.09(a).

“Post-Signing Returns” has the meaning set forth in Section 4.10(a).

“Preferred Stock” has the meaning set forth in Section 2.02(a).

“Preliminary Closing Statement” has the meaning set forth in Section 1.08(b).

“Preliminary Dispute Notice” has the meaning set forth in Section 1.08(b).

“Primary Basic Customers” has the meaning set forth in the Insight Subscriber Policy.

“Prime Rate” has the meaning set forth in Section 1.11(c).

“Premium Units” has the meaning set forth in the Insight Subscriber Policy.

“Principal Stockholders” means Sidney R. Knafel, Michael S. Willner, Trust F/B/O Andrew G. Knafel dated September 13, 1978, Trust F/B/O Douglas R. Knafel dated September 13, 1978, Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976, Trust F/B/O Douglas R. Knafel dated November 6, 1983, Carlyle Partners III Telecommunications, L.P., CP III Coinvestment, L.P., Carlyle Partners IV Telecommunications, L.P. and CP IV Coinvestment, L.P. and CVMO Acquisition, LLC.

“Privacy Policy” has the meaning set forth in Section 2.24(b).

“Programming Agreement” means any Contract (other than Retransmission Consent Agreements) for video programming from any television network or other content provider, excluding any must-carry programming, that is telecast by the Company or any of the Company Subsidiaries pursuant to an agreement.

“Projections” has the meaning set forth in Section 8.13.

“PUC” means any state public utilities commission or other Governmental Authority of a state that has regulatory authority over any of the telecommunications operations of the Systems (but excluding any Franchising Authority).

“Purchase Price Per Customer” has the meaning set forth in Section 8.19 of the Company Disclosure Letter.

“Referee” has the meaning set forth in Section 1.10(b).

“Related Party Transactions” has the meaning set forth in Section 2.17.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Relevant Non-Income Tax Return” has the meaning set forth in Section 4.09(b).

“Representatives” has the meaning set forth in Section 8.18.

“Retained Franchise Liabilities” has the meaning set forth in Section 4.04(c).

“Retransmission Consent Agreement” means any written agreement or written grant of consent validly authorizing the retransmission of a television broadcast station’s signal by any System(s).

“Revenue Leases” means (other than Easements) all material leases, subleases, licenses and other occupancy agreements (including any amendments, modifications and supplements thereto) by which an Insight Company leases, subleases, licenses or otherwise grants rights to occupy any portion of the Owned Real Property or the Leased Real Property or the Easements to any Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securityholders Agreement” means the Second Amended and Restated Securityholders Agreement among the Company and the Company Stockholders, dated as of April 1, 2010, as amended by the Sellers’ Agreement.

“Sellers’ Agreement” has the meaning set forth in the recitals.

“Series A Voting Preferred Stock” has the meaning set forth in Section 2.02(a).

“Series B Voting Preferred Stock” has the meaning set forth in Section 2.02(a).

“Series C Non-Voting Preferred Stock” has the meaning set forth in Section 2.02(a).

“Series D Non-Voting Preferred Stock” has the meaning set forth in Section 2.02(a).

“Series E Non-Voting Common Stock” has the meaning set forth in Section 2.02(a).

“Series F Non-Voting Common Stock” has the meaning set forth in Section 2.02(a).

“Series G Common Stock” has the meaning set forth in Section 2.02(a).

“Special Tax Indemnified Matter” means (i) Taxes of the Company or any Company Subsidiary for taxable periods or portions thereof ending on or before the Closing Date in excess of the amount of Taxes that are included as Current Liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in the computation of the Company Working Capital, as finally determined pursuant to Section 1.10; (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any Company Subsidiary is or was a member on or prior to the Closing Date by reason of liability under Treasury Regulations Sections 1.1502-6 or 1.1502-78 or comparable provision of foreign, state or local law; and (iii) Taxes or other payments required to be paid after the date hereof by the Company or any Company Subsidiary to any party under any tax sharing agreement in effect prior to the Closing Date (whether written or not) or by reason of being a successor-in-interest or transferee of another entity. For purposes of clause (i) of this definition, in the event the relevant taxable period begins before and ends after the Closing Date, Taxes for the portion of such period ending on the Closing Date shall: (A) in the case of any Taxes based on or measured by income or receipts, be determined based on an interim closing of the books as of the close of business on the Closing Date, and (B) in the case of any other Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in such taxable period ending on and including the Closing Date and the denominator of which is the total number of days in such taxable period.

“Special Tax Items” means the items set forth in Section 2.12(a) of the Company Disclosure Letter under the heading “Special Tax Items”.

“Specified Tax Returns” has the meaning set forth in Section 4.09(b).

“Split-Up” has the meaning set forth in Section 2.26(a).

“Split-Up Agreement” means the Second Amendment to Amended and Restated Limited Partnership Agreement of Insight Midwest, L.P. dated as of April 1, 2007 by and between Insight Communications Company, L.P., TCI of Indiana Holdings, LLC, Comcast Corporation (“Comcast”) and the Company, as amended from time to time prior to the date hereof.

“Stockholders’ Representative” has the meaning set forth in Section 8.16.

“Stockholders’ Representative Reserve Amount” shall mean an escrow fund in an amount equal to Three Million Dollars ($3,000,000), to be held by the Stockholders’ Representative in accordance with the terms of the Sellers’ Agreement.

“Subscriber Adjustment Amount” means the product of (i) the Purchase Price Per Customer multiplied by (ii) the excess, if any, of the Base Customer Number over the Closing Adjustment Customer Number.

“Subsidiary” means, when used with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Survival Period” has the meaning set forth in Section 7.01.

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Swap Breakage Costs” means one hundred percent (100%) of any termination fees, prepayment penalties, “breakage” cost or similar payments associated with the termination of any Swap Contract or similar agreement at the Closing, assuming such Contract or agreement is terminated as of the Closing. For the avoidance of doubt, Swap Breakage Costs shall not include Swap Interest Costs.

“Swap Contract” means any interest rate swap, hedge, option or other derivative Contract to which the Company or a Company Subsidiary is a party that is in effect on the date of this Agreement.

“Swap Interest Costs” means, with respect to any Swap Contract, any and all accrued and unpaid interest thereon, whether payable monthly, quarterly or otherwise.

“Systems” means all cable communications systems used to provide video, voice, data and other services in Indiana, Kentucky and Ohio that the Company owns and operates through its Subsidiaries.

“Tangible Personal Property” means all of the equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts, furnishings, fixtures,

vehicles, testing equipment, computers, set-top boxes, electronic devices, towers, tower equipment, trunk and distribution cable, other aboveground and underground cable, decoders and spare decoders for scrambled satellite signals, amplifiers, microwave equipment, power supplies, conduits, vaults and pedestals, grounding and pole hardware, installed subscriber devices (including drop lines, converters, encoders, transformers behind television sets and fittings), headends and hubs (origination, transmission and distribution systems) hardware, supplies and closed circuit devices, inventory and other tangible personal property which are owned or leased by any Insight Company and used or held for use in the conduct of the Business, plus such additions thereto and less such deletions therefrom arising between the date of this Agreement and the Closing Date in accordance with this Agreement.

“Target Capital Expenditure Amount” means the aggregate amount of capital expenditures budgeted to be made in respect of the Business subsequent to June 30, 2011 and up to and including the end of the month immediately preceding the Closing Date or, if the Closing occurs on a month end, up to and including such month, as set forth in Section 8.19 of the Company Disclosure Letter; provided, however, that the Target Capital Expenditure Amount may be reduced by an amount not to exceed $10 million dollars to the extent Buyer and the Company agree on budgeted capital expenditures that will not be made prior to Closing.

“Target Company Working Capital” has the meaning set forth in Section 1.07(d)(v).

“Tax” or “Taxes” means all federal, state, local or foreign net income, franchise, gross income, sales, use, ad valorem, property, gross receipts, license, capital stock, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses, unclaimed property liabilities or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority, but excluding Franchise fees, FCC payments and fees, and copyright payments and fees.

“Tax Qualified Plan” has the meaning set forth in Section 4.08(e).

“Tax Return” means any federal, state, local or foreign return, estimate, information statement or report relating to Taxes and filed or required to be filed with a Taxing Authority.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“TDM Voice Customers” has the meaning set forth in the Insight Subscriber Policy.

“Termination Date” has the meaning set forth in Section 6.01(d).

“Third Parties” has the meaning set forth in Section 8.18.

“Title Insurance Policies” has the meaning set forth in Section 2.09(a).

“Transfer Taxes” has the meaning set forth in Section 4.09(f).

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“Transaction Documents” means this Agreement, the Certificate of Merger, the Escrow Agreement, the Confidentiality Agreement, the Sellers’ Agreement and the other documents, agreements, certificates and other instruments to be executed, delivered and performed by the parties in connection with the transactions contemplated by this Agreement.

“Unaudited 2011 Financial Statements” has the meaning set forth in Section 2.05(a).

“Undistributed Merger Consideration” has the meaning set forth in Section 1.16.

“Unpaid Transaction Expenses” has the meaning set forth in Section 1.07(d)(viii).

“Valuable Tax Attributes” has the meaning set forth in Section 2.12(c).

“VoIP” has the meaning set forth in Section 2.08(i).

“VOIP Voice Customers” has the meaning set forth in the Insight Subscriber Policy.

“Voting Preferred Stock” has the meaning set forth in Section 2.02(a).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar Laws (including any state or local laws) requiring notice to employees in the event of a plant closing, facility shutdown or layoff.

[Signatures on the following page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TIME WARNER CABLE INC.

By:	/s/ Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

DERBY MERGER SUB INC.

By:	/s/ Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

INSIGHT COMMUNICATIONS COMPANY, INC.

By:	/s/ Michael S. Willner
	Name:	Michael S. Willner
	Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CARLYLE CIM AGENT, L.L.C.

By:	Carlyle Investment Management L.L.C., its
managing member

By:	TC Group, L.L.C., its managing member

By:	TCG Holdings, L.L.C., its managing member

By:	/s/ James A. Attwood, Jr.
James A. Attwood, Jr.
Managing Director

INFORMATION CONTAINED IN SELLER DISCLOSURE LETTER

SCHEDULE NO.	CONTENTS

2.01	Company Subsidiaries

2.02	Capitalization

2.04	No Conflict; Required Filings and Consents

2.05	Financial Statements

2.07	Absence of Certain Changes or Events

2.08	Licenses and Franchises; Material Contracts

2.09	Real Property and Tangible Personal Property

2.10	Litigation

2.11	Compliance with Laws

2.12	Taxes

2.13	Employee Benefit Plans and Related Matters; ERISA

2.14	Employees; Labor Matters

2.15	Environmental Laws and Regulations

2.16	Insurance Coverage

2.17	Related Party Transactions

2.18	Sufficiency of Assets

2.19	FCC Compliance, Rate Regulation and Copyright Compliance

2.20	Subscribers and System Information

2.21	Programming

2.23	Promotional Campaigns

2.24(a)	Intellectual Property

2.26	Exceptions to Split-Up Reps

4.01	Operation of Business Prior to the Closing

4.08	Terminated Employees

4.10	Directors and Officers Insurance

5.01	Closing Conditions

8.19	Definitions

INFORMATION CONTAINED IN BUYER DISCLOSURE LETTER

SCHEDULE NO.	CONTENTS

3.06	Buyer Qualification

4.05(c)	Antitrust Matters